AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2023.
THIS AMENDMENT NO. 6 TO THE DRAFT REGISTRATION STATEMENT HAS NOT BEEN PUBLICLY FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION AND ALL INFORMATION HEREIN REMAINS STRICTLY CONFIDENTIAL.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

F3 Platform Biologics, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	83-1243304 (I.R.S. Employer Identification Number)
1200 Ashwood Parkway, Ste. 155
Atlanta, Georgia, 30338
(678) 235-4396
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan E. Peskoff
Chief Executive Officer
1200 Ashwood Parkway, Ste. 155
Atlanta, Georgia, 30338
(678) 235-4396
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Matthew W. Mamak, Esq. Alston & Bird LLP 90 Park Avenue New York, NY 10016 (212) 210-9400	Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10174 (212) 653-8700
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Smaller reporting company ☒		Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED          [  ], 2023
PRELIMINARY PROSPECTUS
[           ] Shares
Common Stock
This is the initial public offering of F3 Platform Biologics, Inc. No public market currently exists for our common stock. We are offering shares of our common stock. We expect the public offering price to be between $     and $     per share.
We have applied to list our common stock on the Nasdaq Capital Market under the symbol “JDRR.” This offering is contingent upon final approval of our listing application. No assurance can be given that our application will be approved.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and may elect to comply with certain reduced reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and Smaller Reporting Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting” for additional disclosure regarding underwriting discounts, commissions and expenses.

The underwriters may also purchase up to an additional [           ] shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 7 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $     and our total proceeds, after deducting underwriting discounts and commissions but before expenses, will be $     .
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Delivery of the common stock is expected to be made on or about          , 2023.
The Benchmark Company
The date of this prospectus is          , 2023.

THROUGH AND INCLUDING         , 2023 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO A DEALER’S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO AN UNSOLD ALLOTMENT OR SUBSCRIPTION.
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR CONTAINED IN ANY FREE WRITING PROSPECTUS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS PROSPECTUS OR IN ANY FREE WRITING PROSPECTUS PREPARED BY OR ON BEHALF OF US OR TO WHICH WE HAVE REFERRED YOU. WE TAKE NO RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE SUCH OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF ITS DATE, REGARDLESS OF ITS TIME OF DELIVERY OR OF ANY SALE OF SHARES OF OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

i

FOR INVESTORS OUTSIDE OF THE UNITED STATES:   NEITHER WE NOR ANY OF THE UNDERWRITERS HAVE DONE ANYTHING THAT WOULD PERMIT THIS OFFERING OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS OR ANY FREE WRITING PROSPECTUS WE MAY PROVIDE TO YOU IN CONNECTION WITH THIS OFFERING IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS OUTSIDE OF THE UNITED STATES WHO COME INTO POSSESSION OF THIS PROSPECTUS AND ANY FREE WRITING PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE OF THE UNITED STATES.

ABOUT THIS PROSPECTUS
In this prospectus, unless the context suggests otherwise, references to “F3,” the “Company,” “we,” “us” and “our” refer to F3 Platform Biologics, Inc. and its subsidiaries.
This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.
Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
INDUSTRY AND MARKET DATA
This prospectus includes industry and market data that we obtained from periodic industry publications, third party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources, each of which is either publicly available without charge or available on a subscription fee basis. None of such information was prepared specifically for us in connection with this offering. Some data also is based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Although we are responsible for all of the disclosures contained in this prospectus and we believe the industry and market data included in this prospectus is reliable, we have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. The industry and market data included in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.
IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND
SMALLER REPORTING COMPANY
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act (an “EGC”), and may take advantage of certain exemptions from reporting requirements that are otherwise applicable to public companies. We may take advantage of these provisions until the earlier of (i) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (ii) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion or (b) in which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (iii) the date on which we have issued more than $1.0 billion of non-convertible debt in any three-year period. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards, by delaying the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, consequently, we may not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies in the same timeframes as those companies.
We are also a smaller reporting company (“SRC”) as defined under Item 10(f)(1) of Regulation S-K, and we will remain a SRC until the fiscal year following the determination that our voting and non-voting common shares held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are more than $100 million during the most recently completed fiscal year and our voting and non-voting common shares held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to EGCs, SRCs are able to provide simplified executive compensation disclosure, may be exempt from the auditor attestation requirements of Section 404, and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.
We have elected to take advantage of certain of the reduced reporting obligations afforded to us by our status as an EGC and SRC. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto contained elsewhere in this prospectus before deciding to invest in our common stock. Unless the context otherwise requires, we use the terms “F3,” the “Company,” “we,” “us” and “our” in this prospectus to refer to F3 Platform Biologics, Inc.
Overview
We are an early-stage biopharmaceutical company committed to the development and commercialization of novel, practical biotechnology for human use. We are focused on the research, clinical development, and ultimate commercialization of new indications surrounding amifostine, a compound that has been previously approved by FDA (as defined below in the “Glossary” section) for indications involving the prevention and treatment of side effects related to cancer treatment and radiation therapy. Amifostine has been shown to repair and protect against human cell mutation and destruction, as well as radiation- induced genomic damage and instability (“RIGDI”), a precursor to carcinogenesis, which occurs when human cells are exposed to low doses of ionizing radiation, such as those present in computed tomography scans (“CT scans”).
Our scientific research and preclinical and clinical data demonstrate that substantial protection from low dose ionizing radiation can be achieved at significantly lower doses of amifostine (approximately 80 to 90% less) than the 910 mg/m2 single dosage approved by FDA. One of the two FDA-approved indication of amifostine for Xerostomia is administered five times per week for up to seven weeks, resulting in the cumulative administration of up to 7,000mg/m2 of amifostine. In contrast, while our proposed initial amifostine indication seeks to draw upon amifostine’s demonstrated radioprotective and cytoprotective capabilities, our proposed initial indication will aim to protect against and repair the damage caused by RIGDI due to exposure to low doses of ionizing radiation, which can occur as a result of patients receiving CT scans. Research and prior FDA approvals have substantiated amifostine’s protection against RIGDI caused by exposure to low doses of ionizing radiation before it occurs as well as limiting RIGDI’s potential impact by repairing ionizing radiation-affected cells. Our proposed amifostine indication would require administration of only one or two doses of 100 mg/m2 or less of amifostine, resulting in a dosage range of 50mg/m2 to a maximum total dose of 200 mg/m2, administered in one visit one hour before and up to three hours after exposure to low doses of ionizing radiation.
We have a worldwide, exclusive license to amifostine-related intellectual property developed at the University of Chicago by the co-chair of our Scientific Advisory Board (“SAB”), Dr. David Grdina. Dr. Grdina has focused his professional research at the University of Chicago on developing new strategies to prevent therapy-induced secondary cancers in patients having a good prognosis and relatively long-life expectancy following treatment. Dr. Grdina has spent almost four decades focusing his research primarily on amifostine and its treatment benefits as a cytoprotectant. During that time, Dr. Grdina has conducted over 70 clinical and research trials focusing on the efficacy of amifostine as a radioprotectant against RIGDI caused by CT scans.
Our SAB is comprised of a team of prominent researchers in the studies of cellular biology, radiation biophysics, ionizing radiation, pathology, cardiology, adult congenital heart disease, interventional cardiology, otolaryngology, radiation oncology, and adult and pediatric oncology. The SAB, co-chaired by Dr. David Grdina and Dr. David Rosenthal, is comprised of thirteen members, including: Dr. David Grdina, Dr. David Rosenthal, Dr. David Brenner, Dr. Richard Albertini, Dr. Archie Bleyer, Dr. James Dziadziola, Jr., Dr. Winston Marshall, Dr. Jeffrey Murley, Dr. Donald P. Frush, Dr. Randall Stenoien, Dr. Michael I. Koukourakis, Dr. Ralph Boccia and Mr. Viren Grover.
The members of our SAB include some of the foremost authorities on amifostine, from both private practice and world-renowned research institutions including Columbia University, the University of Chicago, MD Anderson, and the University of Vermont. Our University of Chicago-based SAB members have nearly 40 years of experience researching and studying amifostine, publishing over 80 peer-reviewed articles on potential applications of low dose amifostine — the basis for our lead drug candidate. Collectively, our SAB has published in excess of 300 peer-reviewed articles on subjects related to our intended indication of amifostine. See the “Business” section below for additional information about our SAB.
By leveraging decades of work from top universities, research institutions, the U.S. Government, our SAB and world-renowned researchers, F3 has developed an amifostine-based opportunity to reduce the incidences of RIGDI and consequential risk of carcinogenesis in CT scan-treated patients. Our proposed indications of amifostine may not only offer protection against and repair of the harmful effects of RIGDI, they also have the potential to make CT scanning a safer medical practice. However, our proposed indications are not commercially available or FDA approved yet. Because of the licensing approach taken to secure our intellectual property, including, without limitation, patents and rights to clinical trial data and our collaboration with the University of Chicago, we have not incurred many of the significant costs normally required to develop a compound to this stage and with this level of potential. Through this capital-efficient, clinical research-driven approach, our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants.
Amifostine — Background
During the Cold War, the United States Government launched a classified project to protect soldiers in combat theaters from high dose radiation exposure associated with nuclear device detonation. In response, the Walter Reed Army Research Institute began a comprehensive development program focused on radioprotectant compounds. WR-1065, called “amifostine,” was ultimately selected from nearly 5,000 compounds as the leading radioprotectant. Following declassification of the government program that spawned it, amifostine first gained FDA approval for nonmilitary human commercialization in 1995. Since then, FDA and other international approval bodies have approved subsequent amifostine indications. In addition to its original radioprotective function, other approved US indications of amifostine have included administration (1) to protect human kidneys from harmful effects of chemotherapy, wherein amifostine was proven to reduce the cumulative renal toxicity associated with repeated administration of cisplatin (chemotherapy) in patients with advanced ovarian cancer and (2) to decrease moderate to severe xerostomia (mouth dryness) in patients undergoing postoperative radiation treatment for head and neck cancer, where the radiation port includes a substantial portion of the parotid glands. Given amifostine’s unique history and thirty-year track record of safely protecting against higher dose radiation exposure in humans through the prevention of apoptosis, F3 has focused on applying amifostine to a rapidly expanding, increasingly commonplace, and significantly unmet medical need: protecting human cells from RIGDI caused by CT scans.
CT Scans — Background and Market
CT scanning is a widely used and extremely informative diagnostic technique, with an extensive range of clinical applications. Because of the reduced imaging time when compared with other techniques such as MRI (magnetic resonance imaging), CT scanning suits all age groups, including children, without requiring anesthesia or sedation. Since the invention of the first CT scanning device in 1972 and the subsequent installation of the initial scanners between 1974 and 1976, both the use of CT scans and concerns about the potential damaging health effects of ionizing radiation exposure have grown exponentially (in the U.S. alone from 3 million CT scans in 1980 to more than 70 million scans in 2008). It is estimated that for every 1,000 people in the United States, approximately 245, or nearly 25%, have at least one CT scan per year. In the past, scientists postulated that radiation doses associated with CT scans were too low to produce any detrimental health effects. Contrary to this belief and as recently as June 2019, though, FDA has stated that CT scans expose patients to low doses of ionizing radiation, which may elevate patients’ lifetime risks of developing cancer. In fact, numerous studies suggest that for every 100 millisieverts (“mSv”) (a unit of absorbed radiation) of ionizing radiation exposure, measured cumulatively over a patient’s lifetime, cancer risk is increased by one percent. CT scans cause an average of 2 to 33 mSv of ionizing radiation exposure per scan, depending on the procedure. Certain studies exceed 100 mSv, the lifetime exposure limit recommended by the American College of Radiology. This means that a patient’s cancer risk can increase up to one percent from receiving just three or fewer CT scans, though any ionizing radiation exposure increases a patient’s risk of RIGDI and predisposition to carcinogenesis.

Recent studies indicate that healthcare providers performed an estimated 91.4 million annual CT scans (of which at least five to nine million were for pediatric patients) in the United States in 2019; it is predicted that these 91.4 million CT scans will give rise to approximately 36,818 new cancers. Complicating the problem, recent studies note that many patients receive two CT scans at one session, one with a dye contrast agent and one without. The national average for these double scans is about 5.4% of CT scans — roughly 4.9 million of all patients being evaluated by CT diagnostics. On average, approximately five to nine million pediatric patients receive at least one CT scan per year, with the CT scan utilization increasing at approximately 10% per annum.
Health Effects of CT Scans
CT scans use low doses of ionizing radiation to produce images of biological structures. This radiation has been shown to cause genomic instability, resulting from DNA (deoxyribonucleic acid) and chromosomal damages expressed as DNA breaks (as measured by γH2AX, a molecular marker of DNA damage), chromosomal breaks, and loss of chromosomal material (micronuclei formation). If unrepaired or repaired incorrectly, genomic instability can lead to mutations and transformation of exposed normal cells into abnormal cells, the beginning stage of carcinogenesis. Intracellular free radicals caused by CT radiation exposure are a causative agent in the induction of genomic instability expressed as persistent DNA and chromosomal changes.
A single CT chest scan can deliver more than 350 times the radiation of a standard chest x-ray. On the higher end, typical CT angiogram doses can vary from approximately 5 to 33 mSv per CT scan. A recent study concluded that the mean dose of ionizing radiation absorbed by CT scan patients is approximately 12 mSv. Data supported by numerous CT scan radiation delivery studies suggests that for every 100 mSv of radiation exposure to which a patient is exposed, cumulatively, that patient’s cancer risk is increased by one percent. In contrast to many radiological procedures where technological advancements have reduced the total radiation dose, CT screening has necessitated the use of higher and higher doses of radiation to achieve the high degree of resolution for which this technique is noted. Thus, in a world where there exists increased, mass screening of presumably disease-free individuals, there is a need for a product to enhance the genomic safety profile of CT scans.
The last 30 years have seen a twenty-fold increase in the use of CT scan examinations. CT scanning is now the greatest source of collective radiation exposure in the U.S., and approximately 75% of radiation exposure (excluding background sources) in the U.S. is attributed to CT scanning. It is well substantiated that exposure to radiation leads to carcinogenesis, and recurrent scanning yields cumulative exposure and increased cancer risk. An estimated 1 in 270 women and 1 in 600 men who undergo a CT coronary angiography at age 40 will develop cancer from just that CT scan alone; the risk at age 20 is estimated to be roughly twice as large. Approximately 29,000 future cancers are estimated to emerge from the CT scans performed in the U.S. in the year 2007 alone. Data from that same year from Brigham and Women’s Hospital at Harvard Medical School revealed substantial rates of recurrent CT imaging, with 33% of patients having undergone more than five CT scan examinations, and 5% of patients having undergone at least 22 CT examinations in their administrative databases. 15% of patients received cumulative radiation doses in excess of 100 mSv, a level where there is clear and convincing epidemiologic evidence of increased cancer risk. Four percent received cumulative exposures of 250 to 1,375 mSv. Of these multiple scans, more than 70% were comprised of examinations of the chest, pelvis, and abdomen, with 7.5 mSv of radiation exposure attributed to each of those scans; however, other studies have observed mSv exposure ranges as high as 22 to 33 mSv for each of those same scans. This suggests that the exposure estimates could be underestimated by more than 400%. Research has shown that 100 mSv of cumulative radiation exposure delivers a 1% increase in cancer risk. All indications suggest that radiation exposure from CT scans represents a major public health issue and a significant unmet medical need.
The most common cancers caused by radiation exposure to CT scans are believed to be lung cancers, colon cancers and leukemias, with pediatric and female patients considered to be more at-risk of cancer development. In recent scientific studies, a direct assessment of the health effects of subjecting pediatric patients to multiple CT scans suggested an increased risk of childhood leukemia and brain tumors. Ionizing radiation exposure during childhood is known to result in an even higher risk of detrimental radiation- induced health effects than exposure later in life, and genomic damage can even be passed down through reproduction as affected patients mature. Further, given the remaining post-scan life expectancy, greater time exists for genomic damage to be perpetuated as cells multiply. While the risk of cancer from CT radiation exposure is still very low compared to the background risk of dying from cancer, if the statistics for the current number of CT scans are extrapolated, the data suggests an additional rise in cancer mortality of more than 25%.
Observed results indicate that a delivered effective dose (a dose of absorbed radiation) of ionizing radiation from a single CT scan can range from 2 to 33 mSv.
At doses of ionizing radiation typical of CT scans, data suggests that each dose of ionizing radiation a patient is exposed to by a CT scan increases the patient’s relative cumulative risk of RIGDI, and potentially cancer. There is no threshold dose of ionizing radiation below which no excess risk exists.
Relative risk is the ratio of the rate of disease among groups exposed to a particular risk factor, such as radiation, divided by the rate among a group not having been exposed to that factor. Relative risk has no units (e.g., 75 deaths per 100,000 exposed population per year ÷ 25 deaths per 100,000 non-exposed population per year = 3.0).
While data suggest that overall lifetime cancer risk increases by approximately 0.01% per mSv of ionizing radiation exposure, a notable increase in lifetime risk is exhibited when such exposure occurs at a younger age. This heightened risk of cancer levels off on average between a patient’s mid 30’s and late 50’s and continues to decrease with age at the time of exposure. Modern medicine has proven that genomic instability and damage (i.e., RIGDI) leads to enhanced carcinogenic risk and can be induced by low and relatively non-lethal radiation doses such as those used in diagnostic radiation procedures, particularly diagnostic CT imaging, being administered over time.
The F3 Solution
Our lead drug candidate, AmiGuard CT, is an injectable formulation of low dose amifostine intended to protect patients at the cellular level from low doses of ionizing radiation during CT scans. Ionizing radiation exposure from one or more CT scans can lead to genomic instability and damage, which is the first step in carcinogenesis. Based on approximately 30-plus years of research by our SAB, we are confident in proposing a new indication for amifostine to serve as a genomic stabilizing agent with the primary purpose of protecting and repairing normal cells and tissue against genomic instability and chromosomal damage resulting from ionizing radiation exposure from CT scans. AmiGuard CT will be at a substantially lower dosage amount than the current FDA-approved amifostine dosage (100 mg/m2 or less administered as opposed to 910 mg/m2). As discussed in a study published by the Department of Radiation Therapy, Hospital of the University of Pennsylvania, clinical research has demonstrated that patients that received amifostine at or below 170 mg/m2 did not have any side effects. Further, AmiGuard CT will be administered to patients once or twice during a single appointment as opposed to the current FDA-approved administration of amifostine five times per week over up to seven weeks, resulting in the administration of up to roughly 7,000 mg/m2 to a given patient over the course of treatment. AmiGuard CT will aid CT scan patients exposed to low doses of ionizing radiation by protecting against and repairing cells impacted by RIGDI and its potentially- carcinogenic effects.
The FDA has approved amifostine twice — initially in 1995 through the 505(b)(1) regulatory pathway for new drugs and again in 1999 through the expedited 502(b)(2) regulatory pathway for fast-track approval of products that represent a limited change from a previously approved drug. Both FDA approvals were based on amifostine’s cytoprotective capabilities against radiation. AmiGuard CT utilizes amifostine at a lower dosage level than in the 1995 and 1999 approvals. We intend to seek FDA approval for AmiGuard CT through the 505(b)(2) regulatory pathway.
The use of amifostine before or after CT scan level radiation exposure (at a significantly lower doses than those currently approved by the FDA) has been proven to provide protection against the formation of free radicals associated with RIGDI, which can result in harmful medical consequences, including chromosomal damage, micronuclei formation, mutation induction, and cancer incidence in test animal systems. Amifostine not only directly interacts with the DNA of cells to prevent RIGDI, but also induces an antioxidant effect that can persist for hours or days by producing a normally-occurring cellular antioxidant — manganese superoxide dismutase (MnSOD) — to further minimize and control the production of persistent elevated levels of radiation-induced reactive oxygen species (ROS). The production of MnSOD and control of radiation-induced ROS production can further protect against the development of genomic instability and its long-term consequences. Through the use of our proprietary technology and development of AmiGuard CT, the inherent deleterious risks of CT scan-associated radiation will be mitigated by low, well-tolerated doses of amifostine to enhance the genomic safety profile of CT scan imaging.
Our research has also demonstrated that amifostine protects against the induction of genomic instability and chromosomal damage at significantly lower doses than those currently approved by the FDA for use in connection with the side-effects of certain cancer treatments and radiation therapies, which indicates a different mechanism of action than the current FDA-approved amifostine indications. In particular, our research demonstrates that AmiGuard CT facilitates and enhances the fidelity of chromosomal damage repair, reducing the frequencies of x-ray and neutron-induced chromatid breaks and exchanges by 30 to 50%, and both protects and repairs against:
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Radiation-induced DNA damage (both single strand and double strand breakage);

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Micronuclei formation through direct action, as well as indirectly through the drug’s ability to activate the transcription factor NFϰB (which induces the gene expression and action of MnSOD, a key enzyme that helps break down potentially harmful molecules in cells, helping to prevent cell damage);

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Mutagenesis at the hypoxanthine guanine phosphoribosyl transferase (“HPRT”) reporter gene (as defined in the “Glossary” section below) locus following exposure to both low and high linear energy transfer (“LET”) radiations as well as geno-toxic chemical agents;

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Transformation induction, a model of carcinogenesis development, under in vitro conditions; and

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Carcinogenesis development in rodents exposed to either low LET x-rays or high LET neutrons.

By exploiting the unique polyamine and enzymatic properties of amifostine that are expressed at doses substantially lower than FDA-approved indications, our research indicates that we can administer AmiGuard CT in a double dose at 100 mg/m2 or less, 60 minutes before and up to three hours after a patient is exposed to a CT scan while continuing to maintain amifostine’s protective safeguards against RIGDI.
Another important distinguishing feature of our novel AmiGuard CT is the prevention of genomic instability consequences, such as formation of micronuclei, chromosomal damage, and HPRT mutagenesis. Prevention can be achieved by administering substantially lower doses of amifostine than are required for protection against high dose radiation therapy, as in the aforementioned renal and parotid salivary indications, which were approved by FDA and which served as the original targets for clinical amifostine development. Our research further indicates amifostine’s ability to protect against genomic instability induced by low dose ionizing radiation exposure is apparent regardless of the age of the exposed individual.
A University of Chicago clinical trial studying AmiGuard CT for the prevention of genomic damage showed promising results and no overt safety concerns (meaning there were no reported statistically significant serious adverse side effects or events during the study). Not only did the clinical trial indicate no serious adverse side effects of a statistically significant magnitude, but both of the pre-specified endpoints were met. These clinical results showed:
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A decrease in DNA breaks (as measured by γH2AX, a molecular marker of DNA damage) by up to 54% following ionizing radiation exposure with low doses of cytoprotectants;

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A fivefold decrease in mutation that would otherwise occur with treatment of low dose cytoprotectants in human blood lymphocytes;

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Significantly lowered mortality rates and longevity in mice subject to ionizing radiation when treated with low dose cytoprotectants;

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Reduced risks of genomic instability and resultant predisposition to carcinogenesis from repeated exposure to CT ionizing radiation; and

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Reduced non-lethal chromosomal mutations from CT ionizing radiation.

AmiGuard CT has shown significant improvement in mortality rates and longevity during both pre-clinical trials with mice and with human blood trials regarding exposure to ionizing radiation.
Amifostine has been approved for human use in other indications for over 27 years and is the only radioprotective drug approved by FDA for clinical use (with certain indications already approved through expedited FDA pathing). We believe that there are significant benefits to patient health and safety associated with bringing the AmiGuard CT indication to market. If we obtain the initial approval for our first proposed indication of AmiGuard CT, specifically for intravenous use with chest, abdominal and other scans wherein an intravenous line is present for delivery of a contrast agent or other purpose, we plan to expand the indication’s application to other drug delivery methods to include subcutaneous injection and oral formulations. Our target timeline to obtain a FDA decision is 18 to 24 months following submission. Furthermore, based on research and studies undertaken by Dr. Grdina at the University of Chicago, we believe amifostine may lend itself to the development of additional future indications, which we intend to pursue.
However, obtaining regulatory approval for AmiGuard CT will depend on numerous factors, including completing clinical trials that demonstrate the efficacy and safety of our product candidates, timely submitting comprehensive data to allow the applicable regulatory authorities to review any application supporting the proposed indication(s), and addressing any questions or deficiencies stemming from this review.
Strengths and Competitive Advantages
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Large Market Opportunity for an Effective Solution — The market for methods to prevent genomic and chromosomal damage from CT scans presents a significant unmet medical need, resulting from more than 91.4 million annual scans (approximately five to nine million of which are given to pediatric patients) in the U.S. alone. The AmiGuard CT solution will benefit both the patients that receive scans, as well as the radiologic imaging industry as whole. AmiGuard CT offers CT patients a solution to alleviate concerns about the harmful side effects of low dose ionizing radiation exposure while still allowing patients to receive all the benefits of the high-resolution data obtained from a CT scan. We believe that the total potential market for our initial chest and abdominal indications of AmiGuard CT would be approximately $8.3 billion annually in the U.S., assuming a relatively low price per dose ($250), with pediatric patients potentially accounting for at least $1.7 billion of the potential annual revenue. In order to commercialize and market AmiGuard CT in the U.S., we must first obtain regulatory approval by demonstrating through clinical trials that AmiGuard CT is safe and effective for use.

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Prior Work of Universities and our Ability to Leverage Relationships Creates Cost Efficiencies — We have a worldwide, exclusive license to amifostine-related intellectual property developed at the University of Chicago by Dr. Grdina. Dr. Grdina has spent almost four decades focusing his research efforts on amifostine and its treatment benefits as a cytoprotectant. Dr. Grdina’s work has culminated in six U.S. Patents (US # 5488042; 5567686; 5869338; 5891856; 6984619; and 9877976) with the most recent being issued in 2021. By leveraging the prior work of universities and their researchers, including their preclinical studies, clinical trials and accumulated research and data, we believe we have established a significant drug development opportunity at a fraction of the up-front capital commitment of similarly situated drug development companies.

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Known, Well-Tested Drug Has Shown Favorable Results in Radiation Protection and Remediation Uses — Amifostine was first approved by FDA in 1995 as a solution to reduce the cumulative renal toxicity associated with repeated administration of cisplatin (chemotherapy) in patients with advanced ovarian cancer or non-small cell lung cancer. The active ingredient in our compound has undergone thorough safety and efficacy testing, has been approved for several indications worldwide, with single doses as high as 910 mg/m2, and has shown limited side effects even at the higher dosages currently on the market. As discussed in a study published by the Department of Radiation Therapy, Hospital of the University of Pennsylvania, clinical research has demonstrated that patients that received amifostine at or below 170mg/m2 did not have any side effects. In contrast to the current FDA-approved indication amounts, our proposed AmiGuard CT indication utilizes a formulation containing

100 mg/m2 or less in a single dosage of the compound, which is far below (approximately 80 to 90% lower) concentrations used in the indications currently approved by FDA.
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Our Substantial Proprietary Stable of Intellectual Property and Protection from Competition — We currently hold two or more worldwide, exclusive licenses to two patent families that provide us with the ability to exclude potential competitors from practicing the claimed inventions, such as the use of amifostine to treat low dose radiation exposure. Our licensed patent estate is expected to provide us patent protection through 2032, plus possible extensions. We believe our licensed patents will protect AmiGuard CT from any competitor that attempts to bring to market a drug dose at or near a similar amifostine dose for treatment and protection of low dose radiation exposure from a CT scan.

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Experienced Leadership — Our management team, SAB and board of directors have extensive experience in pharmaceutical development, clinical trials and regulatory approval processes, drug commercialization, financing capital-intensive projects, managing capital, and developing new markets for pharmaceutical products. We believe we are uniquely positioned to successfully develop and commercialize AmiGuard CT consistent with our vision and execution strategy.

Mission; Near-and Long-Term Strategies
Our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants to address a significant unmet medical need: protecting the nearly 91.4 million patients and counting annually in the U.S. alone who receive at least one CT scan per year against the increased risk of RIGDI and predisposition to carcinogenesis. Our near-term business strategy is focused on developing and commercializing AmiGuard CT, an intravenous formulation of low dose amifostine for protection against RIGDI stemming from CT scans. Our strategy for obtaining regulatory approval will follow an approach developed by F3 in concert with our regulatory consultants. Our goals in executing our regulatory strategy are to keep capital requirements to a minimum, expedite product development, use our clinical research and manufacturing expertise to advance product development, approval and eventual market uptake, and rely on a well-defined and carefully executed intellectual property strategy to position AmiGuard CT with long-term, defensible, competitive advantages. Our near-term strategy includes:
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Expanding research on the existing efficacy data for amifostine.   We expect to report on key efficacy data established to date and will commence any necessary additional clinical research following the outcome of our meeting with FDA. We expect to report topline data from any new pivotal trials as early as six months into the applicable study and anticipate FDA will commence review of these data prior to study completion.

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Obtaining regulatory approval for AmiGuard CT in the United States.   We intend to supplement existing research and data and commence any necessary clinical trials in order to demonstrate the safety and efficacy of AmiGuard CT.

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Prosecuting and expanding our intellectual property and product portfolio.   We have acquired rights to a promising drug candidate and have made a significant investment in the development of our licensed patent portfolio to protect our technologies and programs, and we intend to continue to do so.

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Evaluating the additional use of our product candidate in other indications.   In addition to focusing on low dose ionizing radiation exposures from CT scans, we plan to conduct additional research and development in order to investigate additional uses and indications for amifostine.

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Maximizing commercial opportunity for our technology.    The market to prevent RIGDI caused by CT scans presents a significant unmet medical need and is the result of more than 91.4 million annual scans (approximately five to nine million of which (at least) are administered to pediatric patients) in the U.S. alone.

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Managing our business with efficiency and discipline.    We believe that we will be able to efficiently deploy our capital and human resources to develop and deliver our product candidate while broadening our existing intellectual property portfolio.

Clinical Development Plan for AmiGuard CT
Our clinical development plan for AmiGuard CT stems from the desire to meet a significant unmet medical need: protecting and repairing the cells of the 91.4 million and counting people in the U.S. alone annually exposed to low doses of ionizing radiation courtesy of CT scans and reducing the resultant risks of RIGDI and predisposition to carcinogenesis before they can begin. Millions of individuals in the United States are exposed to low doses of ionizing radiation as part of standard medical treatment, CT scans. CT scans’ low doses of ionizing radiation are proven to induce genomic instability, a recognized deleterious condition linked to, among other negative side effects, RIGDI and a predisposition to carcinogenesis. The result is a significant health hazard: creation of approximately 36,818 new cancer cases ensuing from the approximately 91.4 million (and counting) CT scans performed on patients in the U.S. alone in 2019.
As disclosed above, we plan to seek FDA approval of AmiGuard CT under the 505(b)(2) regulatory pathway for a third indication of amifostine. We have hired one of the premier contract research organizations, IQVIA, to advise, consult and lead our clinical strategy with the FDA, which includes submitting a pre-IND application with the FDA. We expect this submission to occur late in the third quarter of this year. By utilizing our SAB, licensing agreements and prior public approval data, we have access to a significant amount number of supportive research papers and clinical/pre-clinical trials. Drs. Grdina, Albertini and Blyer, all SAB members, have aggregately published more than 150 research papers and conducted over 70 different clinical and pre-clinical trials on amifostine over the last thirty years. A supermajority of the SAB research is specifically focused on our indication. As part of our submission to the FDA, we will be utilizing our SAB’s vast research, data and clinical experience, as well as any relevant public data to support our indication and strategy for AmiGuard CT. With IQVIA’s guidance, we have summarized all of this information in a single White Paper that we have submitted to the FDA.
Filling this unmet medical need means showing a measurable benefit to an individual patient, though the ability to assess the anti-carcinogenic effects in any one individual may be difficult, and appropriate studies would take decades. For this reason, AmiGuard CT’s clinical development pathway will involve the use of “surrogate endpoints”, which have historically presented a viable alternative for regulatory approval in similar situations. From January 1992 to July 2019, the FDA approved approximately 190 unique drug authorizations utilizing surrogate endpoints for treating cancer. For example, FDA’s final regulations for reducing sun burn and skin cancer risk, as recently reported, requires that sunscreens must protect against both ultraviolet A (“UVA”) and ultraviolet B (“UVB”) damage in order to be labeled “broad spectrum”, and thus capable of reducing the risk of skin cancer development. There is no requirement for large clinical trials to test the efficacy of these products. By understanding that UVA and UVB are causative radiations for skin cancer development, the bar set by FDA for product development in the reduction of risk for skin cancer development is the demonstration that the product can protect against UVA and UVB induced damage to skin cells. Thus, UVA and UVB protection have become surrogate endpoints for protection against the carcinogenesis process.
We propose to expand the development of this clinically proven radioprotector to include its use at low doses as a “broad spectrum” ionizing radiation protector against genomic instability. The endpoints to be protected against by low dose amifostine will be single and double-strand DNA breakage as measured by γH2AX formation, chromosomal damage measured by micronuclei formation, and mutagenesis at the reporter gene locus HPRT in individuals undergoing CT diagnostic procedures (United States Patent 9,877,976).
We further believe that the development of products designed to reduce the risks of all forms of radiation, including non-ionizing ultraviolet light damage and ionizing radiation damage, should be evaluated using this standard; that is, demonstration that the product prevents or reduces the development of recognized genomic damages. In the case of ionizing radiation, our intention is to propose to FDA that the endpoint of genomic instability be used in evaluating new product development. Markers of genomic instability include chromosomal aberrations, micronuclei formation, and mutagenesis. All are easily definable end points that can be measured in exposed individuals relatively easily and shortly after radiation exposure.
Because of the low incidence of carcinogenesis from CT radiation exposure (i.e., estimated at a risk of 0.35%), the number of subjects required for a clinical study and the time required to demonstrate a clinical outcome of “cancer-free” are not feasible for a traditional clinical trial. The agreement on a meaningful clinical endpoint will be a key discussion point with FDA, since a traditional clinical outcome is unrealistic. We intend to discuss the expected outcomes of any additional clinical studies and propose a surrogate endpoint that will demonstrate the efficacy of the drug, while meeting FDA’s expectations for drug development and approval. This will include as demonstration of protection against radiation-induced double-stranded DNA damage and protection against radiation-induced mutagenesis.
We will provide extensive evidence from epidemiological studies and clinical trials that demonstrate that the surrogate endpoint can be relied upon to predict, or correlate with, the clinical benefit. Surrogate endpoints that have undergone this extensive testing are validated surrogate endpoints that are accepted by FDA as evidence of benefit. We believe there are two possible approaches to demonstrate protection against radiation-induced DNA damage and protection against radiation-induced mutagenesis, each of which will be discussed with FDA until we determine the path of least resistance. Currently we intend to pursue one of the following pathways:
Proposed Surrogate Endpoint 1:   The first approach is to draw blood from volunteers before and after an AmiGuard CT injection. Half of each specimen before and after AmiGuard CT blood drawn would be irradiated at a CT dose. The results would be measured in all samples. The study would assess the rise from background in genomic instability markers (GIM) caused by the radiation in the radiated blood with and without AmiGuard CT. The goal would be to show a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood. In this scenario, each patient serves as his/her own control.
Proposed Surrogate Endpoint 2:   The second possible approach is to draw blood before and after a CT scan while injecting AmiGuard CT before the CT scan in half of subjects, with matched controls. A similar analysis as in Proposed Surrogate Endpoint 1 would be done, and the GIM would be measured in all samples. The goal would be to show a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood.
We understand the importance of discussing and agreeing upon a surrogate endpoint with FDA that can serve as the basis for the approval of our proposed indication for low dose amifostine. We and our experienced third-party consultants are prepared to discuss the potential markers with FDA that we believe can predict clinical benefit and be used to support FDA approval of AmiGuard CT. The acceptability of these surrogate endpoints will be determined based on our discussions with the FDA regarding the disease, the studied patient population(s), the therapeutic mechanisms of action and the availability — or lack thereof — of current treatment.
Risk Factor Summary
Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
Risks Related to Our Finances and Capital Requirements
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We are a clinical-stage biopharmaceutical company with a limited operating history. Our short operating history makes it difficult to evaluate our business and prospects.

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We have incurred losses since our inception. We expect to incur losses for the foreseeable future, and may never achieve or maintain profitability.

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Even if this offering is successful, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

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Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish proprietary rights.

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Major public health issues, and specifically the pandemic caused by the coronavirus COVID-19 outbreak, could have an adverse effect on our clinical trials, financial condition, results of operations, and other aspects of our business.

Risks Related to Our Business and Industry
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Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of AmiGuard CT, or any future product candidates, are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

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Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

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If serious adverse or undesirable side effects are identified during the development of AmiGuard CT or our other current or future product candidates (the “F3 Portfolio of Assets”), we may need to abandon or limit our development of the F3 Portfolio of Assets.

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We may never obtain FDA approval for any of the F3 Portfolio of Assets in the United States, and even if we do, we may never obtain approval for or commercialize the F3 Portfolio of Assets in any other jurisdiction, which would limit our ability to realize its full market potential.

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Although we may pursue expedited regulatory approval pathways for a product candidate, it may not qualify for expedited development or, if it does qualify for expedited development, it may not actually lead to a faster development or regulatory review or approval process.

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We must successfully complete clinical trials for our product candidates before we can apply for marketing approval.

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If the market opportunities for our product candidates are smaller than we believe they are, even assuming approval of a drug candidate, our business may suffer.

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Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturn.

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Recent Geopolitical issues, conflicts and other global events could adversely affect our results of operations and financial condition.

Risks Related to Reliance on Third Parties
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If we experience disputes with the third parties that we in-license intellectual property rights from, we could lose license rights that are important to our business.

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We may seek to establish additional collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

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We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or complying with applicable regulatory requirements.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business
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We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

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Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

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We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for the F3 Portfolio of Assets or other product candidates we may discover, license or acquire and which may limit their commercialization.

Risks Related to Intellectual Property
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If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.
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If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming to mount a defense, and an unfavorable outcome in any litigation would harm our business.

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The patent protection we obtain for our product candidates and technology may be challenged or not sufficient enough to provide us with any competitive advantage.

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Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

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We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidates.

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If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

Risks Relating to Securities Markets and other Government Regulation and Investment in Our Stock
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An active trading market for our common shares may not develop and you may not be able to resell your shares at or above the initial public offering price.

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If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

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Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.

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We may become involved in securities class action litigation that could divert management’s attention and harm our business.

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Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

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We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

Corporate Information
Information contained on, or accessible through, our website is not a part of this prospectus and should not be relied on in determining whether to invest in our common stock. We have included our website in this prospectus solely as an inactive textual reference. In addition to using our media and investor relations website, SEC filings, press releases, public conference calls and webcasts, we intend to use social media to communicate with our subscribers and the public about our services and other issues. Our investor relations website will keep an updated list of any of our social media accounts.

THE OFFERING
Issuer
Common stock offered by us shares
Underwriters’ option to purchase additional shares
shares
Common stock outstanding before this offering
shares
Common stock to be outstanding after this offering
shares (or       shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).
Use of Proceeds
We estimate that the net proceeds from this offering will be approximately $       million (or approximately $         million if the underwriters exercise in full their option to purchase up to additional shares of common stock to cover over-allotments, if any), based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We expect to use the proceeds from this offering as follows:
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approximately $8 million to seek an FDA approval for our first indication of AmiGuard CT through a 505(b)(2) pathway, which would include at least one phase 2b/3 trial, dosage analysis and consulting fees regarding the process and the final trial;

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cost of approximately $3.8 million related to share repurchases, other outstanding commitments and employment-related costs; and

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for general corporate purposes.

See “Use of Proceeds” beginning on page 67 of this prospectus for more information.
Risk Factors
See “Risk Factors” beginning on page 15 in addition to other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq Capital Market symbol
We have applied to list our common stock on the Nasdaq Capital Market under the symbol “JDRR.” No assurance can be given that our application will be approved.
The number of shares of our common stock to be outstanding after this offering is based on [    ] shares of our common stock outstanding as of [      ], and excludes the shares of our common stock reserved for issuance under our Amended and Restated Equity Incentive Plan (discussed in greater detail below). As of the date of this prospectus, there have been no options granted or other securities issued under our incentive plans.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
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the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

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no exercise by the underwriters of their option to purchase up to additional shares of our common stock to cover over-allotments, if any.

SELECTED FINANCIAL INFORMATION
We have derived the summary consolidated statements of operations data for the years ended December 31, 2022 and 2021 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2022 and 2021 and the consolidated balance sheet data as of December 31, 2022 are derived from our audited interim consolidated financial statements that are included elsewhere in this prospectus. We have included, in our opinion, all adjustments necessary to state fairly our financial position as of December 31, 2022 and the results of operations for the years ended December 31, 2022 and 2021. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Statement of Operations Information (audited)
	For the Years Ended
	December 31, 2022	December 31, 2021
Operating Expenses	$624,433	$1,925,185
Operating Loss	(424,433)	(1,925,185)
Other (Expenses)	(302,669)	(281,487)
Net (Loss)	$(927,102)	$(2,206,672)
Per share information
Net (loss) per share basic and diluted	$(0.01)	$(0.03)
Weighted average shares basic and diluted	69,132,247	66,992,693
Statement of Operations Information (audited)
	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Operating Expenses:
Research and development	$251,128	$34,038
General and administrative	373,305	1,891,147
Total operating expenses	624,433	1,925,185
Operating (Loss)	(624,433)	(1,925,185)
Other Income and (Expenses)
Interest expense	(306,268)	(285,292)
Total other (expense)	(302,669)	(281,487)
Net (Loss)	$(927,102)	$(2,206,672)
Per share information
Net loss per share basic and diluted	$(0.01)	$(0.03)
Weighted average shares basic and diluted	69,132,247	66,992,693

Balance Sheet Information
(audited)
	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$302,397	$95,010
Royalty receivables, net of discount	50,413	17,322
Total Current assets	$352,810	112,332
Royalty receivable, net of discount and current portion	—	29,492
Total Assets	$352,810	$141,824
Liabilities and Stockholders’ deficit
Current liabilities:
Accounts payable	$66,244	$34,404
Accrued liabilities and other current liabilities	1,185,407	879,139
Current portion of convertible notes payable	—	925,000
Current portion of demand notes payable, related party	1,335,577	1,335,577
Notes payable-related party	300,000
Total Current Liabilities	2,887,208	3,174,120
Convertible notes payable, net of current portion	1,725,000	500,000
Demand notes payable related parties, net of current portion	2,599,585	2,599,585
Total Liabilities	7,211,793	6,273,705
Stockholders’ Deficit:
Common Stock Class A, $.001 par value; 50,000,000 shares authorized, issued and outstanding at December 31, 2022 and December 31, 2021	50,000	50,000
Common Stock Class B, $.001 par value; 100,000,000 shares authorized, 19,364,664 and 19,121,592 issued and outstanding at December 31, 2022 and December 31, 2021	19,365	19,122
Additional Paid-in capital	7,058,493	6,858,735
Accumulated deficit	(13,986,841)	(13,059,739)
Total Stockholders’ Deficit	(6,858,983)	(6,131,882)
Total Liabilities and Stockholders’ Deficit	$352,810	141,823

RISK FACTORS
The following information sets forth risk factors that could cause our actual results to differ materially from those contained in the forward-looking statements we have made in this prospectus and those we may make from time to time. You should carefully consider the risks described below, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. Our business, financial condition or results of operations could be harmed by any of these risks. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations.
Risks Related to Our Finances and Capital Requirements
We are a clinical-stage biopharmaceutical company with a limited operating history. Our short operating history makes it difficult to evaluate our business and prospects.
We have not yet demonstrated an ability to successfully initiate, enroll or complete clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.
In addition, as an early-stage company seeking to grow our business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. Assuming we obtain marketing approval for any of our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.
We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any past quarterly period as an indication of future operating performance.
We have incurred losses since our inception. We expect to incur losses for the foreseeable future, and may never achieve or maintain profitability.
We have incurred losses since our inception. Net losses for the year ended December 31, 2022 was approximately $0.9 million and we had a net loss from operations of approximately $0.4 million. We had an accumulated deficit as of December 31, 2022 of approximately $14.0 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. While we have confidence that we have sufficient sources of capital able to continue to fund our planned operations for the next 12 months from the date the financials were made available, we can give no assurance that they will be able to do so. As a result, there is a risk that we will not be able to continue as a going concern in the near future.
To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for our programs and planning for potential commercialization. We expect that it will be at least several years, if ever, before we have a new commercialized product candidate (apart from our BioGlena line of products, which we have licensed to a third party, and do not deem material for revenue purposes in the near-term). We expect to continue to incur significant operating losses for the foreseeable future. We are also uncertain whether we will achieve profitability for a period of time after generating material revenues, if ever. If we are unable to generate revenues, we will not become profitable and may be unable to continue operations without continued funding. We anticipate that our expenses will increase substantially if, and as, we:

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pursue the clinical development of F3 Portfolio of Assets and advance our other preclinical programs;

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are required by FDA, or foreign regulatory authorities, to perform studies in addition to those currently expected;

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experience any delays in initiating, enrolling or completing our clinical trials or the development of any of our product candidates;

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hire additional clinical, quality control and scientific personnel;

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maintain, expand and protect our owned and licensed intellectual property portfolio;

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become involved in any product liability or intellectual property infringement litigation or other related actions; and

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establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval.

Our ability to become profitable depends upon our ability to generate revenue. We have generated no product related revenues to date and cannot guarantee we will generate any such revenues for at least the next several years, if at all. To obtain revenues from sales of our product candidates, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing products with commercial potential. Our ability to generate revenue depends on a number of factors, including our ability to:
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obtain regulatory approval for the F3 Portfolio of Assets, or any other product candidates that we may discover, license or acquire;

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manufacture commercial quantities of the F3 Portfolio of Assets or other product candidates, if approved, at acceptable cost levels; and

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develop a commercial organization and the supporting infrastructure required to successfully market and sell the F3 Portfolio of Assets or other product candidates, if approved.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress our value and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in our value could also cause you to lose all or part of your investment.
Even if this offering is successful, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.
We expect to significantly increase our spending to advance the preclinical and clinical development of the F3 Portfolio of Assets and to launch and commercialize product candidates for which we receive regulatory approval, which may include developing our own commercial mechanisms to address certain markets. We will require additional capital for the further development and commercialization of our product candidates, as well as to fund our other operating expenses and capital expenditures, and cannot provide any assurance that we will be able to raise funds to complete the development of our product. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain additional funding in connection with our continuing operations. We may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government or other contracts. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.
We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. Any of these events could significantly harm our business, financial condition and prospects. Our future funding requirements will depend on many factors, including:
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the scope, progress, results and costs of researching and developing our product candidates;

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the timing, design and conduct of, and results from, preclinical studies and clinical trials of our product candidates;

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the potential for delays related to regulatory approval of our product candidates, and any costs associated with such delays;

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the costs of establishing a commercial organization to sell, market and distribute our product candidates;

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the costs of manufacturing commercial-grade product and necessary inventory to support commercial launch;

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the rate of progress and costs to prepare for the submission of a new drug application (a “NDA”) or a Biologics License Application (a “BLA”) for any product candidates, and the potential that we may need to conduct additional clinical trials to support applications for regulatory approval;

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the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates, including any such costs we may be required to expend if our licensors and/or licensees are unwilling or unable to do so;

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the cost and timing of securing sufficient supplies of our product candidates from our contract manufacturers for clinical trials and in preparation for commercialization;

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the terms and timing of any collaborative, licensing, co-promotion or other arrangements that we may establish;

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if one or more of our product candidates are approved, the potential that we may be required to engage in litigation to defend our patent rights or regulatory exclusivities from challenges by companies seeking to market generic and/or derivative versions of one or more of our product candidates; and

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the success of the commercialization of one or more of our product candidates.

Future capital requirements will also depend on the extent to which we acquire or invest in additional complementary businesses, products and technologies.
In order to carry out our business plan and implement our strategy, we anticipate that we will need to obtain additional financing from time to time and may choose to raise additional funds through strategic collaborations, licensing arrangements, public or private equity or debt financing, bank lines of credit, asset sales, government grants, or other arrangements. We cannot be sure that any additional funding, if needed, will be available on terms favorable to us or at all. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our product candidates or marketing territories.
Our inability to raise capital when needed would harm our business, financial condition and results of operations, and could cause our stock value to decline or require that we wind down our operations altogether.
Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish proprietary rights.
Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and license and development agreements in connection with any collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, additional debt financing would result in increased fixed payment obligations.
If we raise additional funds through government funding, collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
We will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As of the effective date of the Registration Statement of which this Prospectus is a part, we will be a public reporting company. As a public company, we will incur significant legal, accounting and other expenses under the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the rules of any stock exchange on which we may become listed. These rules impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and appropriate corporate governance practices. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers.
The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. As a result, we are required to periodically perform an evaluation of our internal controls over financial reporting to allow management to report on the effectiveness of those controls, as required by Section 404 of the Sarbanes-Oxley Act. Additionally, our independent auditors may be required to perform a similar evaluation and report on the effectiveness of our internal controls over financial reporting. These efforts to comply with Section 404 and related regulations have required, and continue to require, the commitment of significant financial and managerial resources. While we anticipate maintaining the integrity of our internal controls over financial reporting and all other aspects of Section 404, we cannot be certain that a material weakness will not be identified when we test the effectiveness of our control systems in the future. If a material weakness is identified, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources, costly litigation or a loss of public confidence in our internal controls, which could have an adverse effect on the market price of our stock.
Our business and operations could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic.
Any potential future clinical trials may experience delays in patient enrollment, potentially due to prioritization of hospital resources toward the COVID-19 pandemic, or concerns among patients about participating in clinical trials during a public health emergency. The COVID-19 pandemic is affecting the operations of government entities, such as the FDA, as well as contract research organizations, third-party manufacturers, and other third-parties upon whom we rely. The extent of the impact on our operations depends in part on whether governments and businesses reinstate “shelter-in-place” orders, quarantines or similar restrictions as a result of a rising surge in COVID-19 cases or a new variant of the virus. These and similar disruptions in our operations could negatively impact our business, operating results and financial condition.
The global pandemic of COVID-19 continues to evolve rapidly, and the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full impact of potential delays or effects on our business, our ability to access the capital markets, or supply chains or on the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.
Risks Related to Our Business and Industry
Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of AmiGuard CT, or any future product candidates, are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.
Before obtaining marketing approval from regulatory authorities for the sale of our product candidate or future product candidates, we must conduct clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming, difficult to design and implement and uncertain as to outcome. We cannot guarantee that clinical trials, such as our planned clinical trials of our lead product candidate, will be conducted as planned, completed on schedule, if at all, or yield positive results.
A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:
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delays in reaching a consensus with regulatory authorities or collaborators on trial design, including a surrogate endpoint, which would form the basis of approval or licensure of a drug or biological product under both accelerated and traditional pathways;

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delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs (as defined in the Glossary section below), and clinical trial sites;

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delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

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delays in recruiting suitable patients to participate in our clinical trials;

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high drop-out rate of patients enrolled in our clinical trials;

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imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

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failure by us, any CROs we engage, clinical investigators or any other third parties to adhere to clinical trial requirements;

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failure to perform in accordance with good clinical practices, or GCP, or applicable regulatory requirements in the European Union, the United States, or in other countries;

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delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

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delays or failures in demonstrating the comparability of product manufactured at one facility or with one process to product manufactured at another facility or with another process, including clinical trials to demonstrate such comparability;

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delays in having patients’ complete participation in a trial or return for post-treatment follow-up;

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clinical trial sites or patients dropping out of a trial;

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selection of clinical and surrogate endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

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occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; and

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changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional trials to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.
We could encounter delays if a clinical trial is suspended or terminated by us, by the institutional review boards of the institutions in which such trials are being conducted or ethics committees, by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial or by FDA or other foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by FDA or other foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class of products to which our product candidate belongs.
Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.
Conducting preclinical and clinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per product candidate. Delays associated with product candidates for which we are directly conducting preclinical and clinical testing and studies may cause us to incur additional operating expenses. Moreover, we may continue to be affected by delays associated with the preclinical and clinical testing and studies of certain product candidates conducted by our potential partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:
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delays in reaching a consensus with regulatory agencies on study design; and

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FDA not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, even if clinical trials do begin for our product candidates, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy to obtain the requisite regulatory approvals for any of our product candidates or product candidates employing our technology. Even if we obtain positive results from preclinical studies or initial clinical trials, we may not achieve the same success in future trials.
Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.
Results from preclinical studies or previous clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials.
There can be no assurance that the positive results in previously completed clinical trials used to support the approval of amifostine would result in success in currently ongoing or potential future clinical trials of our lead drug product candidate to demonstrate efficacy for our proposed indication (i.e., preventing genomic instability for patients due to radiation exposure from computed tomography scans), particularly our proposed clinical trials. There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.
We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.
If the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:
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be delayed in obtaining marketing approval for our product candidates, if at all;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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be subject to changes in the way the product is administered;

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be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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have regulatory authorities withdraw, or suspend, their approval or revoke the license of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

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be subject to the addition of labeling statements, such as contraindications or warnings, including a “black box” warning; or

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experience damage to our reputation.

If serious adverse or undesirable side effects are identified during the development of the F3 Portfolio of Assets or our other current or future product candidates, we may need to abandon or limit our development of the F3 Portfolio of Assets.
If the F3 Portfolio of Assets is associated with undesirable side effects or has characteristics that are unexpected, we may need to abandon its development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or raise other safety issues that delayed or prevented further development of the compound. If we elect or are forced to suspend or terminate any clinical trial of the F3 Portfolio of Assets, the commercial prospects of such product candidate will be harmed and our ability to generate product revenue from such product candidate will be delayed or eliminated. Any of these occurrences could materially harm our business, financial condition, results of operations and prospects.
If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by FDA or similar regulatory authorities outside the United States. Some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Available therapies for the indications we are pursuing can also affect enrollment in our clinical trials. Patient enrollment is affected by other factors including, but not necessarily limited to:
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the severity of the conditions under investigation;

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the eligibility criteria for the study in question;

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the perceived risks and benefits of the product candidate under study;

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the efforts to facilitate timely enrollment in clinical trials;

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the patient referral practices of physicians;

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the ability to monitor patients adequately during and after treatment; and

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the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidate or future product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.
We may never obtain FDA approval for any of the F3 Portfolio of Assets in the United States, and even if we do, we may never obtain approval for or commercialize the F3 Portfolio of Assets in any other jurisdiction, which would limit our ability to realize its full market potential.
In order to eventually market the F3 Portfolio of Assets in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. Approval by FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The foreign regulatory approval process involves all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.
Even if the F3 Portfolio of Assets or any of our other current or future product candidates receives regulatory approval, it and any other products we may market will remain subject to substantial regulatory scrutiny.
The F3 Portfolio of Assets and any other current or future product candidates we may license, develop or acquire will also be subject to ongoing requirements and review of FDA and other regulatory authorities. These requirements include, among others, labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information and reports, registration and listing requirements, ongoing cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping of the drug.
Any regulatory approval is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. In addition to FDA approval required for new formulations, any new indication for an approved product also requires FDA approval. While physicians may choose to prescribe drugs for uses that are not described in the product’s approved labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by FDA. If we are not able to obtain FDA approval for any desired future indications for our products, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.
FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the approved labeling. FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and off-label information and if we do not market our products for only their approved indications and on-label information, we may be subject to enforcement action for off-label marketing as well as false claims liability. Violations of FDA’s restrictions relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.
In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:
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restrictions on such products, operations, manufacturers or manufacturing processes;

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restrictions on the labeling or marketing of a product;

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restrictions on product distribution or use;

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requirements to conduct post-marketing studies or clinical trials;

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requirement to implement a Risk Evaluation and Mitigation Strategy;

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warning letters;

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withdrawal of the products from the market;

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refusal to approve pending applications or supplements to approved applications that we submit;

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recall of products;

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fines, restitution or disgorgement of profits;

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suspension or withdrawal of marketing or regulatory approvals or license revocation;

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suspension of any ongoing clinical trials;

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refusal to permit the import or export of our products;

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product seizure; or

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injunctions or the imposition of civil or criminal penalties.

FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained.
Although we may pursue expedited regulatory approval pathways for a product candidate, it may not qualify for expedited development or, if it does qualify for expedited development, it may not actually lead to a faster development or regulatory review or approval process.
Although we believe there may be an opportunity to accelerate the development of certain of our product candidates through one or more of FDA’s expedited programs, such as fast track, breakthrough therapy, accelerated approval or priority review, we cannot be assured that any of our product candidates will qualify for such programs.
For example, a drug may be eligible for designation as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Although breakthrough designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. If we apply for breakthrough therapy designation or any other expedited program for our product candidates, FDA may determine that our proposed target indication or other aspects of our clinical development plans do not qualify for such expedited program. Even if we are successful in obtaining a breakthrough therapy designation or access to any other expedited program, we may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. Access to an expedited program may also be withdrawn by FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for such product candidate.

We must successfully complete clinical trials for our product candidates before we can apply for marketing approval.
Even if we complete our clinical trials, marketing approval is not assured. Our clinical trials may be unsuccessful, which would materially harm our business. Even if our initial clinical trials are successful, we are required to conduct additional clinical trials to establish our product candidates’ safety and efficacy, before a NDA. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in early phases of preclinical and clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products are subject to extensive regulation by FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country.
If the market opportunities for our product candidates are smaller than we believe they are, even assuming approval of a drug candidate, our business may suffer.
Our projections of both the number of people who are affected by the disease or condition within our target indications, as well as the subset of these people who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, healthcare utilization databases and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the disease or condition. The number of patients may turn out to be lower than expected. Likewise, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials, as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/ or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturn.
Our results of operations could be materially negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and residential real estate market in the United States have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic recession and fears of a possible depression. Domestic and international equity markets continue to experience heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us. In the event of a continuing market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may further decline.
Recent Geopolitical issues, conflicts and other global events could adversely affect our results of operations and financial condition.
Our business is subject to global political issues and conflicts. Changes in and adverse actions by governments in foreign markets in which we do business could have a material adverse effect on our results of operations and financial condition. For example, the recent and continuing conflict arising from the invasion of Ukraine by Russia could adversely impact macroeconomic conditions, give rise to regional instability and result in heightened economic tariffs, sanctions and import-export restrictions from the U.S. and the international community in a manner that adversely affects us, including to the extent that any such actions cause material business interruptions, restrict our ability to conduct business with certain suppliers or vendors, utilize the banking system, or repatriate cash.
We face risks associated with increased political uncertainty.
The recent invasion of Ukraine by Russia and the sanctions, bans and other measures taken by governments, organizations and companies against Russia and certain Russian citizens in response thereto has increased the political uncertainty in Europe and has strained the relations between Russia and a significant number of governments, including the U.S. The duration and outcome of this conflict, any retaliatory actions taken by Russia and the impact on regional or global economies is unknown, but could have a material adverse effect on our business, financial condition and results of our operations.
In the U.S., the change in the U.S. government to the Biden administration has resulted in uncertainty regarding potential changes in regulations, fiscal policy, social programs, domestic and foreign relations and international trade policies. In addition, potential changes in relationships among the U.S. and China and other countries including Taiwan could have significant impacts on global trade and regional economic conditions, among other things. In addition, changes in the relationships between the U.S. and its neighbors, such as Mexico, could have significant, potentially negative, impacts on commerce.
Our ability to respond to these developments or comply with any resulting new legal or regulatory requirements, including those involving economic and trade sanctions, could reduce our sales, increase our costs of doing business, reduce our financial flexibility and otherwise have a material adverse effect on our business, financial condition and results of our operations.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.
After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The Nasdaq Capital Market. Section 302 of the Sarbanes-Oxley Act requires, among other things, that we report on the effectiveness of our disclosure controls and procedures in our quarterly and annual reports and, beginning with our annual report for the year ending 2020, Section 404 of the Sarbanes-Oxley Act requires that we perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline, and we could be subject to sanctions or investigations by The Nasdaq Capital Market, the SEC or other regulatory authorities. In addition, our common stock may not be able to remain listed on The Nasdaq Capital Market or any other securities exchange.
We will incur costs and demands upon our management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.
As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Securities and Exchange Commission, or SEC, and The Nasdaq Capital Market may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from regular business activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.
Risks Related to Reliance on Third Parties
If we experience disputes with the third parties that we in-license intellectual property rights from, we could lose license rights that are important to our business.
We obtained an exclusive, worldwide license to our lead drug product candidate, AmiGuard CT, from the University of Chicago, on October 23, 2020. Because we license this portion of our foundational intellectual property from a third party and we expect to license additional intellectual property rights from third parties as we expand our development platform, if there is any dispute between us and our licensors regarding our rights under our license agreement with the University of Chicago or any future license agreements, our ability to develop and commercialize our lead drug product candidate, AmiGuard CT, may be adversely affected. In particular, any uncured material breach under our license agreement with the University of Chicago or any future license agreements could result in our loss of exclusive rights to our lead drug product candidate, AmiGuard CT, and may lead to a complete termination of our related product development efforts. Disputes may arise with the third parties from whom we license our intellectual property rights from for a variety of reasons, including:
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the scope of rights granted under the license agreement(s) and other interpretation-related issues;

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the extent to which our technology and processes infringe on intellectual property of the third parties that is not subject to the licensing agreement(s);

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the sublicensing of patent and other rights under our collaborative development relationships and obligations associated with sublicensing;

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our development and commercialization obligations under the license agreement(s) and what activities satisfy those development and commercialization obligations;

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the inventor ship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by the third parties and us and our partners; and

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the priority of invention of patented technology.

In addition, the agreement(s) under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreement(s)s may be susceptible to multiple interpretations, or may conflict in such a way that puts us in breach of one or more agreement(s), which would make us susceptible to lengthy and expensive disputes with one or more of our licensing partners. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement(s), either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.
We may seek to establish additional collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.
Our product candidate development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.
We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for any additional collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any additional collaborations or other arrangements that we may establish may not be favorable to us.
We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If we are unable to negotiate and enter into new collaborations, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay.
If conflicts arise between us and our future collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.
If conflicts arise between our future corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Future collaborators or strategic partners, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for our product candidates. Our current or future collaborators or strategic partners may preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.
We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or complying with applicable regulatory requirements.
We rely on third party contract research organizations and clinical research organizations to conduct some of our preclinical studies and all of our clinical trials for the F3 Portfolio of Assets and for any future product candidates. We expect to continue to rely on third parties, such as contract research organizations, clinical research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct some of our preclinical studies and all of our clinical trials. The agreements with these third parties might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that could delay our product development activities.
Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our legal and regulatory product development responsibilities. For example, we will remain responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the general investigational plan and protocols for the trial and for ensuring that our preclinical studies are conducted in accordance with good laboratory practice, or GLP, as appropriate. Moreover, FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of our clinical research organizations fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
The third parties with whom we have contracted to help perform our preclinical studies or clinical trials may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.
If any of our relationships with these third-party contract research organizations or clinical research organizations terminates, we may not be able to enter into arrangements with alternative contract research organizations or clinical research organizations or to do so on commercially reasonable terms. Switching or adding additional contract research organizations or clinical research organizations involves additional cost and requires extensive training and management time and focus. In addition, there is a natural transition period when a new contract research organization or clinical research organization commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines. Though we carefully manage our relationships with our contract research organizations or clinical research organizations, there can be no assurance that we will not encounter challenges or delays in the future.

We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.
We do not have any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.
We also expect to rely on third party manufacturers or third-party collaborators for the manufacture of commercial supply of any product candidates for which our collaborators or we obtain marketing approval. We may be unable to establish any agreements with third party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third party manufacturers, reliance on third party manufacturers entails additional risks, including, but not necessarily limited to:
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reliance on the third party for regulatory compliance and quality assurance;

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raw material or active ingredient shortages from suppliers the third party has qualified for our product;

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the possible breach of the manufacturing agreement by the third party;

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manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us;

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the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

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the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by FDA pursuant to inspections that will be conducted after we submit an application to FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers for compliance with cGMP regulations for manufacture of our product candidates. Third party manufacturers may not be able to comply with the cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.
Our F3 Portfolio of Assets and any other products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. We may incur added costs and delays in identifying and qualifying any replacement manufacturers.
Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.
We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.
Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business
We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.
The success of our business depends upon our ability to identify, develop and commercialize product candidates based on our programs. If we do not successfully develop and eventually commercialize products, we will face difficulty in obtaining product revenue in future periods, resulting in significant harm to our financial position and adversely affecting our share price. Research programs to identify new product candidates require substantial technical, financial and human resources. Although our lead product candidate is currently in clinical development, we may fail to identify other potential product candidates for clinical development for several reasons. Similarly, a key element of our business plan is to expand the breadth of indications for low dose amifostine (namely, AmiGuard CT). Failure to find the F3 Portfolio of Assets as a viable treatment for additional indications could harm our business prospects.
Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. For example, we currently intend to focus our capital resources primarily on the development of the F3 Portfolio of Assets. However, the development of the F3 Portfolio of Assets may ultimately prove to be unsuccessful or less successful than another product candidate in our pipeline that we might have chosen to pursue on a more aggressive basis with our capital resources. Our estimates regarding the potential market for the F3 Portfolio of Assets could be inaccurate, and our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.
If any of these events occur, we may be forced to abandon or delay our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Competition to create new and improved medicines is a staple of the pharmaceutical industry. We expect substantial competition for the F3 Portfolio of Assets, and new products may emerge that provide different or better therapeutic alternatives for our targeted indications.
The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. We face, and will continue to face, competition in the development and marketing of the F3 Portfolio of Assets from other biotechnology and pharmaceutical companies, as well as academic institutions, government agencies, and research institutions. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render the F3 Portfolio of Assets obsolete or noncompetitive.
Our F3 Portfolio of Assets may compete with similar product candidates with similar indications. In addition, there are existing companies with cytoprotectant therapies that target the undesired side effects of certain chemotherapy agents and radiation treatment, much like certain of our product candidates do or will aim to do. In addition, there are many drugs under development to treat the side effects of radiation therapy.
Competitors may seek to develop alternatives to our proprietary products and doses for our targeted indications, which do not infringe on our in-licensed patent rights. The commercial opportunity for the F3 Portfolio of Assets could be significantly harmed if competitors are able to develop alternative therapies outside the scope of our in-licensed intellectual property. Compared to us, many of our potential competitors have substantially greater:
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capital resources;

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development resources, including personnel and technology;

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clinical trial experience;

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regulatory experience;

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expertise in prosecution, enforcement, and litigation of intellectual property rights; and

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manufacturing, distribution and sales and marketing experience.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection or other intellectual property rights that are independent of rights that we own or have licensed. Our competitors may also develop biologic drugs that are more effective, safe, useful and less costly than ours and may be more successful than us in manufacturing and marketing their products.
We may face intense competition from entities that have developed or may develop drug candidates that offer a low dose radiation solution. If such technologies are developed and are marketed more rapidly or are more effective than AmiGuard CT, our ability to successfully commercialize AmiGuard CT may be adversely affected.
The development and commercialization of drugs and therapeutic biologics is highly competitive. There is intense and rapidly evolving competition in the biotechnology, biopharmaceutical, immuno-oncology and inflammation fields. We compete with a variety of large pharmaceutical companies, multinational biopharmaceutical companies, other biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors are often larger and better funded than we are. We expect that our competitors are developing or will develop drug candidates or other processes with similar low dose radioprotectant properties, and that a significant number of such products may become commercially available and compete with AmiGuard CT.
We expect to compete with small molecule, biologics and other therapeutic platforms and development companies. In addition, we expect to compete with large, multinational pharmaceutical companies that discover, develop and commercialize small molecule drugs and other therapeutics for use in mitigating the adverse effects of low dose computed tomography radiation.
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
We are highly dependent on the research and development, clinical, commercial and business development expertise of our executive officers, as well as the other principal members of our management, scientific and clinical team, including our SAB.
In addition, we have entered into arrangements with each of our executive officers or principal members of our management, scientific or clinical teams, pursuant to which they are required to devote time and attention to our affairs, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with our executive officers and principal members of our management, scientific or clinical teams.
Further, our executive officers and the principal members of our management, scientific or clinical teams may terminate their employment or relationship with us at any time. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The loss of the services of our executive officers or other key employees or consultants could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. If we are unable to retain high quality personnel, our ability to pursue our growth strategy will be limited. We will also need to recruit and retain qualified scientific and clinical personnel as we advance the development of our product candidates and product pipeline. We may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.
If we fail to retain current members of our senior management and scientific personnel, or to attract and keep additional key personnel, we may be unable to successfully develop or commercialize our product candidates.
Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. Our organization will rely primarily on outsourcing research, development and clinical trial activities, and manufacturing operations, as well as other functions critical to our business. We believe this approach enhances our ability to focus on our core product opportunities, allocate resources efficiently to different projects and allocate internal resources more effectively. We have filled several key open positions and are currently recruiting for a few remaining positions. However, competition for qualified personnel is intense. We may not be successful in attracting qualified personnel to fulfill our current or future needs and there is no guarantee that any of these individuals will join us on a full-time employment basis, or at all. In the event we are unable to fill critical open employment positions, we may need to delay our operational activities and goals, including the development of our product candidates, and may have difficulty in meeting our obligations as a public company. We do not maintain “key person” insurance on any of our employees, but we may do so in the future.
Our employees, consultants, or third-party partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, consultants, or third party partners could include intentional failures to comply with FDA regulations, provide accurate information to FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee, consultant, or third party misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. The precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.
We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for the F3 Portfolio of Assets or other product candidates we may discover, license or acquire and which may limit their commercialization.
The use of the F3 Portfolio of Assets and any other product candidates we may discover, license or acquire in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Product liability claims might be brought against us by consumers, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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withdrawal of clinical trial participants;

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termination of clinical trial sites or entire trial programs;

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decreased demand for any product candidates or products that we may develop;

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initiation of investigations by regulators;

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impairment of our business reputation;

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costs of related litigation;

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substantial monetary awards to patients or other claimants;

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loss of revenues;

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reduced resources of our management to pursue our business strategy; and

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the inability to commercialize our product candidate or future product candidates.

We may acquire liability insurance coverage for our upcoming clinical trials and other insurance related to our assets. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. When needed, we intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidate in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.
Public concern regarding the safety of drug products such as AmiGuard CT could delay or limit our ability to obtain regulatory approval, result in the inclusion of serious risk information in our labeling, negatively impact market experience, or require us to undertake other activities that may entail additional costs.
In light of widely publicized events concerning the safety risk of certain drug products, FDA, members of Congress, the Government Accountability Office, medical professionals and the general public have raised concerns about potential controlled substance drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and the establishment of risk management programs. The Food and Drug Administration Amendments Act of 2007, or FDAAA, grants significant expanded authority to FDA, much of which is aimed at improving the safety of drug products before and after approval. In particular, the new law authorizes FDA to, among other things, require post-approval studies and clinical trials, mandate changes to drug labeling to reflect new safety information and require risk evaluation and mitigation strategies for certain drugs, including certain currently approved drugs. It also significantly expands the federal government’s clinical trial registry and results databank, which we expect will result in significantly increased government oversight of clinical trials. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties, among other regulatory, civil and criminal penalties. The increased attention to drug safety issues may result in a more cautious approach by FDA in its review of data from our clinical trials. Data from clinical trials may receive greater scrutiny, particularly with respect to safety, which may make FDA or other regulatory authorities more likely to require additional preclinical studies or clinical trials. If FDA requires us to conduct additional preclinical studies or clinical trials prior to approving AmiGuard CT, our ability to obtain approval of this product candidate will be delayed. If FDA requires us to provide additional clinical or preclinical data following the approval of AmiGuard CT, the indications for which this product candidate is approved may be limited or there may be specific warnings or limitations on production dosing, and our efforts to commercialize AmiGuard CT may be otherwise adversely impacted.
Rising public, medical, Congressional, and agency concern around the prescription of controlled substance drug products to patients and a growing movement to reduce the use of opioid drug products, to develop abuse-deterrent products, and to prevent dependence also could negatively impact our ability to commercialize and generate revenue from AmiGuard CT if it is approved for marketing in the United States.

If we are unable to establish sales, marketing and distribution capabilities or to enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.
We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize any product candidate that receives marketing approval, we would need to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development and regulatory approval of AmiGuard CT or another product candidate, we expect to build a targeted specialist sales force to market or co-promote the product. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize our future products, if any, on our own include, but are not necessarily limited to:
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our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

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the lack of complementary or other products to be offered by sales personnel, which may put us at a competitive disadvantage from the perspective of sales efficiency relative to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

As an alternative to establishing our own sales force, we may choose to partner with third parties that have well-established direct sales forces to sell, market and distribute our products. There are risks involved with partnering with third party sales forces, including ensuring adequate training on the product, regulatory, and compliance requirements associated with promotion of the product.
Our business and operations would suffer in the event of system failures.
Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed clinical trials for AmiGuard CT could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability and the further development of our product candidate may be delayed.
Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.
Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.
Our bylaws include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our bylaws require that, unless we otherwise consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employee, or agents to us or to our stockholders; (c) any action asserting a claim arising pursuant to any applicable provision of the Delaware General Corporation Law (the “DGCL”), our Amended and Restated Certificate of Incorporation, or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act of 1934, as amended (the “Exchange Act”) or to any claim for which the federal courts have exclusive jurisdiction.
This exclusive forum provision will not apply to claims under the Securities Act, but will apply to other state and federal law claims including actions arising under the Securities Act (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our bylaws may discourage stockholders from bringing claims against us and may increase the costs of bringing any such claims. It is also possible that, notwithstanding the forum selection clause included in our bylaws, a court could rule that such a provision is inapplicable or unenforceable.
Risks Related to Intellectual Property
If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.
Our commercial success will depend, in part, on obtaining, maintaining, and enforcing patent protection, trademark protection and trade secret protection in the United States and abroad with respect to the F3 Portfolio of Assets or any other product candidates that we may license or acquire and the methods we use to manufacture them, as well as successfully defending these patents, trademarks, and/or trade secrets against third party challenges. We seek to protect our proprietary position by filing patent and trademark applications in the United States and abroad related to our novel technologies and product candidates, and by maintenance of our trade secrets through proper procedures. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents and/or trademarks cover the technologies, themselves, or their uses or applications, or to the extent undisclosed trade secrets are properly maintained.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or obtain adequate patent coverage for our product candidates because of, for example, a lack of enabling disclosure, written description, prior art or subject matter eligibility. It is also possible that we may not adequately identify patentable aspects of our research and development output and methodology, and, even if we do, an opportunity to obtain patent protection may have passed, making it too late to obtain patent protection. Additionally, given the uncertain and time-consuming process of filing patent applications and prosecuting them, it is possible that our product(s) or process(es) originally covered by the scope of each patent application may have changed or been modified, leaving our product(s) or process(es) without patent protection. Under our exclusive license agreement with the University of Chicago related to our lead drug product candidate, AmiGuard CT, we have rights under multiple patent applications in the United States and abroad relating to the F3 Portfolio of Assets. We cannot guarantee, however, that any certain portion or all of the licensed patent rights will issue as patents, and, even if issued, that the resulting patents will provide us with meaningful and/or adequate patent protection for the F3 Portfolio of Assets. If our licensors or we fail to obtain or maintain patent protection or trade secret protection for the F3 Portfolio of Assets or any other product candidate we may license or acquire, third parties could use our proprietary information and products without risk of infringement, which could impair our ability to compete in the market and adversely affect our ability to generate revenues and achieve profitability. Moreover, should we enter into other collaborations, we may be required to consult with or cede control to collaborators regarding the prosecution, maintenance and enforcement of our patents. Therefore, it is possible that these patents and applications may not be prosecuted, maintained, and/or enforced in a manner wholly consistent with the best interests of our business.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of substantial litigation. In addition, no consistent policy regarding the breadth of claims allowed in pharmaceutical or biotechnology patents has emerged to date in the United States, and we may fail to seek or obtain patent protection in all major markets. Patent protection outside the United States is even more uncertain. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after a first filing, or in some cases at all. Therefore, we cannot know with certainty whether we or our licensors were the first to conceive of certain of the inventions pursued (and/or ultimately claimed) in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.
In the event that a third party has also filed a U.S. patent application relating to our product candidates or a similar invention, we may also have to participate in derivation or opposition proceedings and/or one or more post-grant proceedings declared by the United States Patent and Trademark Office, the USPTO, to resolve the merits of claims of invention associated with applications for patent in the United States and/or to resolve questions of validity surrounding patents granted in the United States. In increasingly rare instances, an interference proceeding might be invoked by the USPTO to determine priority of invention among two or more competing parties. The costs of any one or multiple of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a material adverse effect on our U.S. patent position. Still further, the USPTO is increasingly instituting post-grant proceedings to reassess and/or confirm validity of granted patents, when enforcement thereof is sought or independently, upon request by a third party. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights may be, due solely to the nature of the subject matter involved, highly uncertain.
Our pending and future patent applications may also not result in issued patents that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and abroad may further diminish the value of our patents or narrow the scope of our patent protection that might be enforceable. For example, the federal courts of the United States have taken an increasingly negative view of the patent eligibility of certain subject matter, such as naturally occurring nucleic acid sequences, amino acid sequences and certain uses of such subject matter, which include their detection in a biological sample and diagnostic conclusions arising from their detection. Such subject matter, which had been considered important for the biotechnology and biopharmaceutical industry to protect their discoveries, is now many times considered ineligible in the first instance for protection under the patent laws of the United States. Recently promulgated Examination Guidelines, though, appear to be reversing or at least stalling this trend. Accordingly, while none of the F3 Portfolio of Assets are considered to be a naturally occurring products or treatments, we cannot definitively predict the types or breadth of claims that may be allowable or enforceable in our patents (if any) or in those patents licensed from third parties.
Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter parties review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. As mentioned, the costs of any of these proceedings could be substantial and it is possible that our efforts to establish, for example, priority of invention would be unsuccessful, resulting in a material adverse effect on our US patent position. An adverse determination in any such scenario could reduce the scope of, render unenforceable, cancel or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us. On the other hand, continued and even unforeseen uncertainties in a continually changing patent landscape might result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
The issuance of a patent does not foreclose challenges to its inventorship, scope, validity or enforceability. Therefore, our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of our ability to maintain exclusivity in the marketplace as a result of our licensed patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar, such as biosimilars, or identical to ours.
Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.
The degree of future protection for our proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, in addition to being costly and time consuming to undertake. For example:
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our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

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our licensors might not have been the first to file patent applications for these inventions;

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others may independently develop similar or alternative technologies or duplicate our product candidate or any future product candidate technologies;

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it is possible that none of the pending patent applications licensed to us will result in issued patents;

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the scope of our issued patents may not extend to competitive products developed or produced by others;

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the issued patents covering any of our product candidates may not provide a basis for market exclusivity for active products, may not provide us with any competitive advantages, or may be challenged by third parties;

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the pending patent applications or issued patents may be challenged by third parties, resulting in limitations upon their scope and/or a determination of invalidity or unenforceability;

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we may not develop additional proprietary technologies that are patentable; or

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intellectual property rights of others may have an adverse effect on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe our issued patents or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents; or provoke those parties to petition the USPTO to institute inter partes review or other post-grant proceedings against the asserted patents, any of which as could lead to a finding that all or some of the claims of the asserted patent are invalid. In addition, in a patent infringement or post-grant proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or post-grant proceeding could put one or more of our patents at risk of being invalidated, rendered unenforceable, or interpreted narrowly so as not to be infringed. Furthermore, adverse results on U.S. patents may affect related patents in our global portfolio abroad.
If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming to mount a defense, and an unfavorable outcome in any litigation would harm our business.
Our ability to develop, manufacture, market and sell the F3 Portfolio of Assets or any other product candidates that we may license or acquire depends in part upon our ability to avoid infringing the proprietary rights of third parties. Given the nature of the industry and the involved subject matter, it is to be expected that numerous issued patents and pending patent applications, which are owned by third parties in the United States and abroad, exist in the general fields of cytoprotectants and cover the use of numerous compounds and formulations in our targeted markets. Because of the uncertainty inherent in any patent or other litigation involving proprietary rights, we and our licensors may not be successful in defending intellectual property claims brought by third parties, which could have a material adverse effect on our results of operations. Regardless of the outcome of any litigation, defending the litigation may be expensive, time-consuming and distracting to management. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that the F3 Portfolio of Assets may infringe. There could also be existing patents of which we are not aware that may be infringed by the use of the F3 Portfolio of Assets.
There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their patents or misappropriated their technology, we could face a number of issues, including:
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infringement and other intellectual property claims which, with or without merit, can be expensive and time consuming to litigate and can divert management’s attention from our core business;

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substantial damages for past infringement which we may have to pay if a court decides that our product infringes on a competitor’s patent;

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a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which it would not be required to do;

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if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

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redesigning our processes so they do not infringe, which may not be possible or could require substantial funds, time, and may result in an inferior or less-desirable process or product.

The patent protection we obtain for our product candidates and technology may be challenged or not sufficient enough to provide us with any competitive advantage.
Even if our owned or licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity, or enforceability, and such patents may be challenged, invalidated or held to be unenforceable, including in the courts or patent offices in the United States and abroad, or circumvented. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or equivalent foreign bodies, or become involved in opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could harm our business, financial condition, results of operations and prospects.
Furthermore, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolios may not provide us with adequate long-term protection against third parties seeking to commercialize products similar or identical to ours. We expect to request extensions of patent terms to the extent available in countries where we obtain issued patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the expiration of the patent. However, there are no assurances that FDA or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. In such case, our competitors may launch their products earlier than might otherwise be anticipated. Moreover, some of our owned or in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us.
We are heavily reliant upon licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our product candidates, including AmiGuard CT. We may also need to obtain additional licenses to advance the development and commercialization of other product candidates we may develop. Our existing license agreement with the University of Chicago imposes, and we expect that future license agreements may also impose, upon us various development, regulatory and/or commercial diligence obligations, payments of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy-related event, the licensor may have the right to terminate the license, in which event we would not be able to develop, market or otherwise commercialize products covered by the license, including AmiGuard CT if any of the foregoing were to occur with respect to our license with the University of Chicago. Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. For more information regarding our license agreements, see “Business — License and Collaboration Agreements.”
Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and certain provisions in intellectual property license agreements may be susceptible to multiple interpretations. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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our right to sublicense patent and other rights to third parties;

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our development and commercialization obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those development and commercialization obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners;

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the right and/or obligation to prepare, file, prosecute and maintain patent applications and any patents issuing therefrom;

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our right to transfer or assign the license; and

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the effects of termination.

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.
We may enter into additional licenses to third-party intellectual property that are necessary or useful to our business. Our current licenses and any future licenses that we may enter into impose various royalty payment, milestone and other obligations on us. Under some license agreements, we may not control prosecution of the licensed intellectual property, or may not have the first right to enforce the intellectual property. In those cases, we may not be able to adequately influence patent prosecution or enforcement, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees. If we fail to comply with any of our obligations under a current or future license agreement, the licensor may allege that we have breached our license agreement, and may accordingly seek to terminate our license. Termination of any of our current or future licenses could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize a product candidate or product, if approved, as well as harm our competitive business position and our business prospects. Under some license agreements, termination may also result in the transfer or granting of rights under certain of our intellectual property and information related to the product candidate being developed under the license, such as regulatory information.
In addition, if our licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, our business, competitive position, financial condition, results of operations and prospects could be materially harmed.
Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately.
Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
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others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

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we, or our current or future licensors might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

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we, or our current or future licensors might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

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it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

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issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable;

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the patents of others may harm our business; and

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
Obtaining and enforcing patents in the pharmaceutical industry is inherently uncertain, due in part to ongoing changes in the patent laws. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing or future patents. For example, the Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Therefore, there is increased uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.
Patent reform legislation in the last decade also continues to impact the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings.
We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights, that are important or necessary to the development and commercialization of our products. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties, whom may or may not be interested in granting such a license, on commercially reasonable terms, or our business could be harmed, possibly materially.
If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.
We are currently party to two license agreements for intellectual property pertaining to the F3 Portfolio of Assets: one involves the licensing of certain technology surrounding our low dose amifostine product line from the University of Chicago, and the other grants certain intellectual property rights to our BioGlena product-line to a third-party, both as described in further detail below under the section “Business — License Agreements.” In the future, we may become party to additional licenses that are important for product development and commercialization. If we fail to comply with our obligations under current or future license and funding agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product or utilize any technology that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially and adversely affect the value of a product candidate being developed under any such agreement or could restrict our drug discovery activities. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets or confidential information of their former employers.
As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Even if frivolous or unsubstantiated in nature, litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and the implicated employee(s).
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidates.
We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are also only published and thus publicly searchable approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement or other enforcement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement or enforcement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for our product candidate or future product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We will limit disclosure of such trade secrets where possible, but we also seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who do have access to them, such as our employees, our licensors, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and may unintentionally or willfully disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.
If we breach the agreements under which we license rights to our F3 Portfolio of Assets, we could lose the ability to continue to develop and commercialize this product candidate.
Because we have in-licensed the rights to this product candidate from a third party, if there is any dispute between us and our licensors or licensees regarding our rights under any relevant license agreement, our ability to develop and commercialize our product candidates may be adversely affected. Any uncured, material breach under our license agreements could result in our loss of exclusive rights to our product candidate and may lead to a complete termination of our related product development efforts.
Risks Relating to Securities Markets and other Government Regulation and Investment in Our Stock
An active trading market for our common shares may not develop and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has been no public market for our common shares. Although we have applied for our common shares to be listed on Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common shares was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common shares after this offering. If a market for our common shares does not develop or is not sustained, it may be difficult for you to sell your common shares at an attractive price or at all. We cannot predict the prices at which our common shares will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common shares may fall.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.
The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.
Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.
The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:
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announcements concerning the progress of our efforts to obtain regulatory approval for and commercialize the F3 Portfolio of Assets or future product candidates, including any requests we receive from FDA for additional studies or data that result in delays in obtaining regulatory approval or launching this product candidate, if approved;

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market conditions in the pharmaceutical and biotechnology sectors or the economy as a whole;

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price and volume fluctuations in the overall stock market;

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the failure of the F3 Portfolio of Assets or future product candidates, if approved, to achieve commercial success;

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announcements of the introduction of new products by us or our competitors;

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developments concerning product development results or intellectual property rights of others;

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litigation or public concern about the safety of our potential products;

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actual fluctuations in our quarterly operating results, and concerns by investors that such fluctuations may occur in the future;

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deviations in our operating results from the estimates of securities analysts or other analyst comments;

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additions or departures of key personnel;

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health care reform legislation, including measures directed at controlling the pricing of pharmaceutical products, and third party coverage and reimbursement policies;

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developments concerning current or future strategic collaborations; and

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discussion of us or our stock price by the financial and scientific press and in online investor communities.

Investors in this offering will suffer immediate and substantial dilution of their investments.
If you purchase common stock in this offering, you will pay more for your shares than our as-adjusted net tangible book value per share. Based upon an assumed initial public offering price of $       per share, the midpoint of the price range on the cover page of this prospectus, you will incur immediate and substantial dilution of $       per share, representing the difference between our assumed initial public offering price and our as adjusted net tangible book value per share. If we issue any stock options or warrants, if RSUs are settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution. See “Dilution.”

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering and the concurrent private placement, and may not use them effectively.
Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds.”
We may become involved in securities class action litigation that could divert management’s attention and harm our business.
The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of biotechnology and pharmaceutical companies. These broad market fluctuations may cause the market price of our stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.
Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future, and investors seeking cash dividends should not purchase shares of our common stock.
We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an “emerging growth company” as that term is used in the JOBS Act, and may remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering of our common stock, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding common stock that are held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures on our Annual Reports on Form 10-K;

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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of this extended transition period.
We are also a smaller reporting company, and we will remain a smaller reporting company until the fiscal year following the determination that our voting and non-voting common shares held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are more than $100 million during the most recently completed fiscal year and our voting and non-voting common shares held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure, are exempt from the auditor attestation requirements of Section 404, and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.
We have elected to take advantage of certain of the reduced reporting obligations. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.
Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of [                 ], upon the completion of this offering, we will have a total of [                 ] shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase an additional [                 ] shares. Of these shares, as of the date of this prospectus, approximately [     ] shares of our common stock, or [     ]% of shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering.
The lock-up agreements pertaining to this offering will expire [180] days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the underwriter(s) sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as- converted basis, outstanding as of [                 ], up to an additional shares of common stock will be eligible for sale in the public market. Approximately [           ]% of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.
Upon completion of this offering, [                 ] shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.
After this offering, the holders of approximately [                 ] shares of our common stock, including those issuable upon the conversion of our preferred stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to the restrictions and limitations described below. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.
Upon the closing of this offering, we will have [                 ] outstanding shares of common stock, [after giving effect to the conversion of our preferred stock outstanding as of [                 ] into [                 ] shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options]. Of these shares, the shares sold in this offering will be freely tradable and the remaining shares of common stock will be available for sale in the public market beginning after the end of the 180th day after the date of this prospectus following the expiration of lock-up agreements between our stockholders and certain of the underwriters for this offering, subject, in the case of our affiliates, to the conditions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The representative, on behalf of the underwriters, may release these stockholders from their lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market subject to the conditions of Rule 144 under the Securities Act.
In addition, promptly following the closing of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately [                 ] million shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and, in the case of our affiliates, the restrictions of Rule 144.
Additionally, after this offering, the holders of an aggregate of [                 ] shares of our common stock, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market without limitation. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
If the government or third-party payors fail to provide adequate coverage and payment rates for the F3 Portfolio of Assets or any future products we may license or acquire, if any, or if hospitals choose to use therapies that are less expensive, our revenue and prospects for profitability will be limited.
In both domestic and foreign markets, our sales of any future products will depend in part upon the availability of coverage and reimbursement from third party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers and other organizations. In particular, many U.S. hospitals receive a fixed reimbursement amount per procedure for certain surgeries and other treatment therapies they perform. Because this amount may not be based on the actual expenses the hospital incurs, hospitals may choose to use therapies which are less expensive when compared to our product candidate or future product candidates. Accordingly, the F3 Portfolio of Assets or any other product candidates that we may in-license or acquire, if approved, will face competition from other therapies and drugs for these limited hospital financial resources. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to the satisfaction of hospitals, other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.
Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of, and commercialize our product candidates and affect the prices we may obtain.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.
In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and certain disabled people and introduced a reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this law provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this law and future laws could decrease the coverage and price that we will receive for any approved products. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Therefore, any limitations in reimbursement that results from the MMA may result in reductions in payments from private payors.
In March 2010, the Patient Protection and Affordable Care Act, or the ACA, became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our potential product candidates are the following:
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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

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expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

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extension of manufacturers’ Medicaid rebate liability;

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expansion of eligibility criteria for Medicaid programs;

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expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;

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new requirements to report financial arrangements between drug manufacturers, physicians and teaching hospitals;

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a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

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a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we will receive for any approved product. In the United States, drug pricing has been a priority policy issue in both Congress and the Administration. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.
We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
Our operations are subject to anti-corruption laws, including the Bribery Act, the FCPA and other anticorruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, which we collectively refer to as Trade Control Laws.
There is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could significantly harm our business.
We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Although we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
We intend to obtain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additionally, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts, which could adversely affect our business, financial condition, results of operations or prospects. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Our current and future relationships with customers and third party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers, physicians and third party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third party payors, distributors, retailers, marketers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and similar state or foreign laws which may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not necessarily limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or the knowing retention of an overpayment from government health care programs; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Open Payments program, which requires manufacturers of certain drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to “payments or other transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and certain teaching hospitals and applicable manufacturers to report annually to CMS ownership and investment interests held by the physicians and their immediate family members. Data collection began on August 1, 2013 with requirements for manufacturers to submit reports to CMS by March 31, 2014 and 90 days after the end of each subsequent calendar year. Disclosure of such information was made by CMS on a publicly available website beginning in September 2014; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, are found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.
Risks Related to the Development of Our Product Candidates
We depend primarily on the success of our lead product candidate, AmiGuard CT, which is in clinical development and which has not completed a pivotal trial. If we do not obtain regulatory approval for and successfully commercialize our lead product candidate in one or more indications or we experience significant delays in doing so, we may never generate any revenue or become profitable.
We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next several years will be devoted to the development of our lead product candidate, AmiGuard CT. As a result, our business currently depends heavily on the successful development, regulatory approval and, if approved, commercialization of AmiGuard CT in our proposed indication of 100 mg/m2 or less. We cannot guarantee that AmiGuard CT will receive regulatory approval from FDA, or other foreign regulatory authority, or will be successfully commercialized even if it receives regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of AmiGuard CT is, and will remain, subject to comprehensive regulation by FDA and similar foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through clinical trials that the product candidate is safe and effective for use in each target indication. The drug development and approval process is a long, expensive and uncertain process, and delay or failure can occur at any stage of, including the execution of, any of our clinical trials. Obtaining regulatory approval for our product candidates in the United States is a necessary prerequisite to commercializing and marketing our product candidates in the United States. The success of AmiGuard CT and any other product candidates will depend on several additional factors, including:
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completing clinical trials that demonstrate the efficacy and safety of our product candidates;

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submitting timely and comprehensive data to allow the applicable regulatory authorities to review any application supporting the proposed indication(s) for our product candidate, and addressing any questions or deficiencies stemming from this review;

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obtaining approval from applicable regulatory authorities to commercially manufacture and legally market AmiGuard CT in respective U.S. and non-U.S. markets;

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completing any post-marketing studies required by applicable regulatory authorities;

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establishing and maintaining commercial manufacturing capabilities in a facility that complies with current good manufacturing practices;

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launching commercial sales, marketing and distribution operations;

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the prevalence and severity of adverse events experienced with our product candidates;

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acceptance of our product candidates by patients, the medical community and third-party payors;

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a safety profile that is continually accepted by physicians, and acceptable to regulatory authorities, following approval;

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obtaining and maintaining healthcare coverage and adequate reimbursement for our product candidates;

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competing effectively with other therapies, including with respect to the sales and marketing of our product candidates, if approved; and

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qualifying for, maintaining, enforcing and defending our intellectual property rights and claims and obtaining licenses to any third-party intellectual property we deem necessary or desirable.

Many of these factors are beyond our control, including the time needed to adequately complete clinical testing, the regulatory submission process, potential threats to our intellectual property rights and changes in the competitive landscape. It is possible that none of our product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully complete clinical trials, obtain regulatory approval or, if approved, commercialize our product candidates, which would materially harm our business, financial condition and results of operations.
In addition, the clinical trial requirements of FDA and other regulatory agencies and the criteria these regulators may use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates.
Clinical trials are very expensive, time-consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.
The risk of failure for any of product candidate is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans for use in each target indication. Clinical testing is expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process.
In addition, the results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage preclinical studies or clinical trials. The results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. In later-stage clinical trials, we will likely be subject to more rigorous statistical analyses than in any completed earlier stage clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.
In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of dropout among clinical trial participants. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be materially and adversely affected.
We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. Clinical trials are expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:
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delays in reaching a consensus with regulatory authorities on trial design;

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delays in reaching agreement or failing to agree on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

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delays in opening sites and recruiting suitable patients to participate in our clinical trials;

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imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical trial operations or trial sites;

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delays in having patients’ complete participation in a trial or return for post-treatment follow-up;

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occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

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changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future drug sales and regulatory and commercialization milestones. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring comparable drugs to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.
Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:
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be delayed in obtaining marketing approval, if at all;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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be subject to additional post-marketing testing requirements;

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be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

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be subject to the addition of labeling statements, such as warnings or contraindications;

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be sued; or

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experience damage to our reputation.

Our drug development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.
Further, we, FDA or an institutional review board may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including FDA’s current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if FDA finds deficiencies in our investigational new drug applications or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenues from our product candidates may be delayed or eliminated entirely.
If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:
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the patient eligibility criteria defined in the protocol;

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the size and health of the patient population required for analysis of the trial’s primary endpoints;

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the proximity of patients to study sites;

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the design of the trial;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

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our ability to obtain and maintain patient consents; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will likely compete with other clinical trials for product candidates that are in similar treatment areas as our product candidates, and this competition may reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies rather than enroll patients in any future clinical trial.
Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.
We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. We currently have no products that have been approved for commercial sale. However, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. In addition, we have agreed to indemnify the licensors of the intellectual property related to our product candidates against certain intellectual property infringement claims. Any claims against us, or with respect to which we are obligated to provide indemnification, regardless of their merit, could be difficult and costly to defend or settle, and could compromise the market acceptance of our product candidates or any prospects for commercialization of our product candidates, if approved.
Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.
Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. As the expense of insurance coverage is increasing, we may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.
Risks Related to Commercialization of Product Candidates
We have not commercialized all of our product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our products that require or receive regulatory approval on our own or together with collaborators.
Not all of our Company’s Assets are yet commercialized. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring the rights to our product candidates and undertaking preclinical studies and clinical trials for our product candidates. We are only in the preliminary stages of most of these activities for several of our product candidates and we cannot guarantee that any strategy we adopt will be successful. We currently have no sales force, marketing or distribution capabilities. To achieve commercial success of our current product candidates, if any are approved, we may have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party.
Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the European Union or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.
We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
The development and commercialization of new drug products is highly competitive. We may face competition with respect to our current product candidates, and will likely face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical, specialty pharmaceutical and biotechnology companies, among others. We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop immunotherapies for the treatment of cancer. There are other companies working to develop immunotherapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
We are developing our initial product candidates for the treatment of cancer and currently none of these therapies are approved. There are already a variety of available drug therapies marketed for cancer and some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic products. This may make it difficult for us to achieve our business strategy of using our product candidates in combination with existing therapies or replacing existing therapies with our product candidates.
Competition may further increase as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop.
Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving FDA approval for or commercializing drugs before we do, which would have an adverse impact on our business and results of operations.
The availability of our competitors’ products could limit the demand and the price we are able to charge for any product candidate we commercialize, if any. The inability to compete with existing or subsequently introduced drugs would harm our business, financial condition and results of operations.
Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
If AmiGuard CT and any other future product candidates receive marketing approval, whether as a single agent or in combination with other treatments or therapies, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If AmiGuard CT and any other future product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of AmiGuard CT and any future products, if approved for commercial sale, will depend on a number of factors, including:
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safety, efficacy and potential advantages compared to alternative treatments;

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the ability to offer our products for sale at competitive prices following approval;

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convenience and ease of administration compared to alternative treatments;

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the willingness of the target patient population to try new treatments or therapies and of physicians to prescribe these treatments or therapies;

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the strength of marketing and distribution support;

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sufficient third-party coverage or reimbursement, including of combination therapies;

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adoption of a companion diagnostic and/or complementary diagnostic;

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the prevalence and severity of any side effects; and

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the existence or introduction of new, competing products in the marketplace.

The successful commercialization of certain of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our product candidates and attract additional collaboration partners to invest in the development of our product candidates. Coverage under certain government programs, such as Medicare, Medicaid and TRICARE, may not be available for certain of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.
Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.
Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:
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the demand for any products for which we may obtain regulatory approval;

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our ability to set a price that we believe is fair for our products;

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our ability to obtain coverage and reimbursement approval for a product;

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our ability to generate revenues and achieve or maintain profitability; and

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the level of taxes that we are required to pay.

Even if we receive marketing approval for any of our product candidates, we may not achieve market acceptance, which would limit the revenue that we can generate from sales of any of our approved product candidates.
Even if FDA approves the marketing of any product candidates that we develop, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. Market acceptance of AmiGuard CT and our other product candidates, if any are approved, will depend on a number of factors, including, among others:
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the ability of AmiGuard CT and our other product candidates to effectively protect against cellular damage caused by low dose radiation, as compared with other available drugs, treatments or therapies;

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the prevalence and severity of any adverse side effects associated with AmiGuard CT and our other product candidates;

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limitations or warnings contained in the labeling approved for AmiGuard CT or our other product candidates by FDA;

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availability of alternative treatments;

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the size of the target patient population, and the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the strength of marketing and distribution support and timing of market introduction of competitive products;

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publicity for our product candidates and competing products and treatments;

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pricing and cost effectiveness;

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the effectiveness of our sales and marketing strategies;

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our ability to increase awareness of our product candidates through marketing efforts;

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our ability to obtain sufficient third-party coverage or reimbursement;

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the willingness of patients to pay out-of-pocket in the absence of third-party coverage; and

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the likelihood that FDA may impose additional requirements that limit the promotion, advertising, distribution or sales of our product candidates.

Adverse events in clinical trials for our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for AmiGuard CT or any other product candidate that we may develop. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to our therapies or those of our competitors, our products may not be accepted by the general public or the medical community. Future adverse events in immuno-oncology or the biopharmaceutical industry generally could also result in greater governmental regulation and stricter labeling requirements.
If any of our product candidates is approved but does not achieve an adequate level of acceptance by patients, physicians and third-party payors, we may not generate sufficient revenue to become or remain profitable and our business may be harmed.
Even if we obtain regulatory approval for our product candidates, they will remain subject to ongoing regulatory oversight.
Even if we obtain regulatory approval for any of our product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, regulations and GCPs, for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.
FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include:
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issuing warning or untitled letters;

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seeking an injunction or imposing civil or criminal penalties or monetary fines;

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suspension or imposition of restrictions on operations, including product manufacturing;

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seizure or detention of products, refusal to permit the import or export of products, or request that we initiate a product recall;

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suspension or withdrawal of our marketing authorizations;

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suspension of any ongoing clinical trials;

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refusal to approve pending applications or supplements to applications submitted by us; or

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requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.
If any of our product candidates are approved for marketing and commercialization and we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we will be unable to successfully commercialize our product candidates if and when they are approved.
We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.
There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize our product candidates on our own include:
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our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product candidates;

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the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.
Risks Related to Our Dependence on Third Parties
If we are not able to maintain our current collaborations and establish further collaborations, we may have to alter some of our future development and commercialization plans.
Our product development programs and the potential commercialization of our product candidates will require substantial additional capital to fund expenses. We have entered into collaboration agreements with pharmaceutical and biotechnology companies for certain combination therapies with our BioGlena compound and may decide to collaborate for the future development and potential commercialization of other product candidates. Furthermore, we may find that our programs require the use of proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights. We will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates we may seek to develop with them. We cannot predict the success of any collaboration that we have entered into or will enter into.
We face significant competition in seeking appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by FDA, EMA, MHRA or similar foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.
We may not be able to negotiate further collaborations on a timely basis, on acceptable terms, or at all. Even if we are able to obtain a license to intellectual property of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us. Our existing collaboration partners may not prioritize our product candidates or otherwise not effectively pursue the development of our product candidates which may delay, reduce or terminate the development of such product candidate, reduce or delay its development program or delay its potential commercialization. Further if we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to delay, reduce or terminate the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. Doing so will likely harm our ability to execute our business plans. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.
We do not have our own manufacturing capabilities and will rely on third parties to produce clinical and commercial supplies of the Company’s Assets and any future product candidates.
We have limited experience in drug formulation and manufacturing and do not own or operate, and we do not expect to own or operate, facilities for drug manufacturing, storage, distribution, or testing. We have entered into a development and manufacturing agreement, pursuant to which our BioGlena product is licensed, manufactured, and developed (for additional information on our licensing collaboration, please see the section titled Licensing Agreements and Collaborations — Licensing Agreement below). If we do not receive sufficient clinical and commercial grade quantities of Beta Glucan pursuant to the development and manufacturing agreement, we will seek an alternative supply; however, it we are unable to timely establish an alternative supply from one or more third-party contract manufacturers, we could experience delays in our development efforts as we locate and qualify new manufacturers.
Further, our reliance on third-party manufacturers exposes us to risks beyond our control, including the risk of:
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inability to meet our drug specifications and quality requirements consistently;

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delay or inability to procure or expand sufficient manufacturing capacity;

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manufacturing and drug quality issues, including related to scale-up of manufacturing;

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costs and validation of new equipment and facilities required for additional scale-up;

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failure to comply with cGMP and similar foreign standards;

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inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

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termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

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reliance on a limited number of sources, and in some cases, single sources for drug components, such that if we are unable to secure a sufficient supply of these drug components, we will be unable to manufacture and sell BioGlena or any future product candidate in a timely fashion, in sufficient quantities or under acceptable terms;

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lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

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operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier or the issuance of a FDA Form 483 notice or warning letter;

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carrier disruptions or increased costs that are beyond our control; and

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failure to deliver our drugs under specified storage conditions and in a timely manner.

Some of these events could be the basis for FDA action, including injunction, recall, seizure, or total or partial suspension of production. In addition, our third-party manufacturers and suppliers are subject to FDA inspection from time to time. Failure by our third-party manufacturers and suppliers to pass such inspections and otherwise satisfactorily complete FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of the regulatory action, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could harm our business.
In addition, our contract manufacturers are or may be engaged with other companies to supply and manufacture materials or products for such companies, which also exposes our suppliers and manufacturers to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may also affect the regulatory clearance of a contract supplier’s or manufacturer’s facility. If FDA or a comparable foreign regulatory agency does not approve these facilities for the supply or manufacture of our product candidates, or if it withdraws its approval in the future, we may need to find alternative supply or manufacturing facilities, which would negatively impact our ability to develop, obtain regulatory approval of or market our product candidates, if approved.
As we prepare for later-stage clinical trials and potential commercialization, we will need to take steps to increase the scale of production of our product candidates, which may include transferring production to new third-party suppliers or manufacturers. In order to conduct larger or late-stage scale clinical trials for our product candidates and supply sufficient commercial quantities of the resulting drug product and its components, if that product candidate is approved for sale, our contract manufacturers and suppliers will need to produce our product candidates in larger quantities, more cost effectively and, in certain cases, at higher yields than they currently achieve. These third-party contractors may not be able to successfully increase the manufacturing capacity for any such product candidates in a timely or cost-effective manner or at all. Significant scale up of manufacturing may require additional processes, technologies and validation studies, which are costly, may not be successful and which FDA and foreign regulatory authorities must review and approve. In addition, quality issues may arise during those scale-up activities because of the inherent properties of a product candidate itself or of a product candidate in combination with other components added during the manufacturing and packaging process, or during shipping and storage of the active pharmaceutical ingredients or the finished product. If our third-party contractors are unable to successfully scale up the manufacture of any of our product candidates in sufficient quality and quantity and at commercially reasonable prices, and we are unable to find one or more replacement suppliers or manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality, and we are unable to successfully transfer the processes on a timely basis, the development of that product candidate and regulatory approval or commercial launch for any resulting products may be delayed, or there may be a shortage in supply, either of which could significantly harm our business, financial condition, operating results and prospects.
Any of these events could lead to clinical trial delays, failure to obtain regulatory approval or impact our ability to successfully commercialize any potential future product candidates.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA
Certain matters discussed in this prospectus may constitute forward-looking statements for purposes of the Securities Act involve substantial known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “anticipate,” “believe,”, “continue,” “could,” “estimate,” “expect,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are generally intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Risk Factors,” and elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, statements about our:
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expectations for the clinical and preclinical development, manufacturing, regulatory approval, and commercialization of our F3 Portfolio of Assets and our other biopharmaceutical product candidates or any other products we may acquire or in-license;

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the impact of health epidemics, including the COVID- 19 pandemic, on our business and the actions we may take in response thereto;

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expectations for increases or decreases in expenses;

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expectations for incurring capital expenditures to expand our research and development and manufacturing capabilities;

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expectations for generating revenue or becoming profitable on a sustained basis;

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expectations or ability to enter into marketing and other partnership agreements;

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expectations or ability to build our own commercial infrastructure to manufacture, market and sell our drug candidates;

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acceptance of our products by doctors, patients or payors;

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ability to compete against other companies and research institutions;

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ability to secure adequate protection for, maintain or defend our intellectual property;

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ability to attract and retain key personnel;

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availability of reimbursement for our products;

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estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating requirements, including expectations regarding the value and liquidity of our investments;

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the volatility of our stock price;

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expected losses; and

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expectations for future capital requirements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or will occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. This prospectus includes industry and market data that we obtained from periodic industry publications, third party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus and believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
We currently estimate that we will use the proceeds from this offering as follows:
•
approximately $8 million to seek an FDA approval for our first indication of AmiGuard CT through a 505(b)(2) pathway, which would include at least one phase 2b/3 trial, dosage analysis and consulting fees regarding the 505(b)(2) process and the final trial. The Company believes that $8 million in proceeds will be sufficient to seek an FDA approval of AmiGuard CT under a 505(b)(2) pathway for intravenous use with the chest and abdomen for CT scans;

•
approximately $2 million for overhead expenses;

•
payments of approximately $3.8 million related to share repurchases, other outstanding expenses and employment-related costs; and

•
for general corporate purposes.

If the Company receives $15 million or more in proceeds, $10 million ($8 million for the trials and $2 million for the overhead expenses to manage the trials and for consultants) would be used to seek an FDA approval for our first indication of AmiGuard CT through a 505(b)(2) pathway, which would include at least one phase 2b/3 trial, dosage analysis and consulting fees regarding the 505(b)(2) process and the final trial(s). The Company believes that $10 million in proceeds will be sufficient to seek an FDA approval for AmiGuard CT under a 505(b)(2) pathway for intravenous use with the chest and abdomen for CT scans. With the remaining $5 million in proceeds, approximately $1.3 million would be used to repurchase shares and $3.7 million for outstanding commitments regarding this offering, underwriting fees and employment-related costs to the transaction.
These expected uses represent our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The timing and amounts of our actual expenditures will depend on several factors, including data results, progression of our clinical development programs as well as our joint collaborations, and any unforeseen cash needs.
As of the date of this prospectus, we cannot predict with absolute certainty all of the particular uses for the net proceeds to us from the offering. Accordingly, our management will have broad discretion in the application of proceeds. Pending the uses described above, we will invest the net proceeds in short-term and long-term investment grade, interest-bearing securities.

DIVIDEND POLICY
We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2022:
•
on an actual basis;

•
on a pro forma basis to give effect to the issuance of          shares of common stock upon the automatic conversion of outstanding convertible promissory notes in the aggregate principal amount of $       ;

•
on a pro forma as adjusted basis to give effect to shares of our common stock issuable upon giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data,” our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.
	As of December 31, 2022
(in thousands)	Audited	Pro Forma	Pro Forma As Adjusted(1)
Cash	$302,397	$	$
Convertible notes payable(2)	1,725,000
Demand notes payable(3)	3,935,162
Notes payable-related party	300,000
Total Debt	5,960,162
Stockholders’ Deficit:
Common Stock Class A, $.001 par value; 50,000,000 shares authorized, issued and outstanding at December 31, 2022(4)	50,000
Common Stock Class B, $.001 par value; 100,000,000 shares authorized, 19,364,664 issued and outstanding at December 31, 2022(4)	19,365
Additional Paid-in capital	7,058,493
Accumulated deficit	(13,986,841)
Total Stockholders’ Deficit	(6,858,983)
Total Capitalization	($898,821)

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, common stock, total stockholders’ (deficit) equity and total capitalization by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, common stock, total stockholders’ (deficit) equity and total capitalization by approximately $      , assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $      per share, which

is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)
No convertible notes payable will be paid before the initial public offering. All notes that were due within three years from the issuance date were extended through the year 2025.

(3)
Upon the closing of the initial public offering, there will be no demand notes outstanding as they will all convert to equity at closing. The demand notes will convert to equity at the price of the initial public offering.

(4)
The number of shares of our common stock to be outstanding after this offering is based on 69,132,247 shares of our common stock outstanding as of December 31, 2022, and excludes 15% shares of our common stock reserved for issuance under our Amended and Restated Equity Incentive Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.
Our historical net tangible book value as of December 31, 2022 was deficit of $(6.9) million, or $(0.10) per share of our outstanding common stock.
After giving effect to our issuance and sale of $       million of shares of our common stock in this offering at the assumed initial offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2022, would have been $       million, or $       per share. This represents an immediate increase in as adjusted net tangible book value per share of $       to existing stockholders and immediate dilution of $       in as adjusted net tangible book value per share to new investors purchasing common stock in this offering.
Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:
Assumed Initial Offering Price Per Share	$
Historical Net Tangible Book Value Per Share as of December 31, 2022	$
As Adjusted Historical Net Tangible Book Value Per Share as of December 31, 2022	$
Increase in Net Tangible Book Value Per Share Attributable to New Investors	$
As Adjusted Net Tangible Book Value Per Share After this Offering	$
Dilution Per Share to New Investors	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) our net tangible book value after this offering by approximately $       million, or approximately $       per share, and increase (decrease) the dilution per share to new investors by approximately $       per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of one million shares in the number of shares offered by us would increase our net tangible book value after this offering by approximately $       million, or $       per share, and increase the dilution per share to new investors by approximately $       per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us in the assumed initial public offering would decrease our net tangible book value after this offering by approximately $       million, or $       per share, and decrease the dilution per share to new investors by approximately $       per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise the option to purchase an additional $       million of shares of our common stock in full (at the assumed initial offering price of $       per share), the as-adjusted net tangible book value per share, after giving effect to the offering, would be $       per share. This represents an immediate increase in as adjusted net tangible book value of $       per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $       per share to new investors purchasing common stock in this offering.
The following table summarizes, as of [                 ], on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by

existing stockholders and by new investors in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, except share and per share amounts)
Existing stockholders		%	$	%	$
New investors					$
Total		100.0%	$	100.0%
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $       million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by             percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $       million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by             percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by             percentage points, assuming no change in the assumed initial public offering price per share.
To the extent that stock options are exercised, new stock options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
Company Background
F3 Platform Biologics, Inc. (the “Company”) was incorporated in the State of Delaware on June 5, 2018. The Company is an early-stage biopharmaceutical company committed to the development and commercialization of novel, practical biotechnology for human use. The Company is concentrating its present efforts on the clinical development for new indications of the drug amifostine, the only FDA-approved radiation protection drug. The Company believes that its scientific and preclinical data has demonstrated that at doses less than 80 to 90% of the current FDA-approved amount, amifostine can protect and repair the genomic damage and instability that occurs when human cells are exposed to low dose amounts of ionizing radiation such as those present in a CT scan. Additionally, the Company has a pipeline of other indications for the cytoprotectant compound amifostine. Currently, the Company is completely focused on its lead drug product, AmiGuard CT, which provides cytoprotection against radiation-induced genomic damage and instability caused by CT scans. The Company’s headquarters is located in Atlanta, Georgia.
We are an early-stage biopharmaceutical company committed to the development and commercialization of novel, practical biotechnology for human use. We are focused on the research, clinical development, and ultimate commercialization of new indications surrounding amifostine, a compound that has been previously approved by FDA for indications involving the prevention and treatment of side effects related to cancer treatment and radiation therapy. Amifostine has been shown to repair and protect against human cell mutation and destruction, as well as radiation-induced genomic damage and instability (“RIGDI”), a precursor to carcinogenesis, which occurs when human cells are exposed to low doses of ionizing radiation, such as those present in computed tomography scans (“CT scans”).
Our scientific research and preclinical and clinical data demonstrate that substantial protection from low dose ionizing radiation can be achieved at significantly lower doses of amifostine (approximately 80 to 90% less) than the 910 mg/m2 dosage currently approved by FDA. Current FDA-approved indications of amifostine are administered five times per week over up to seven weeks, resulting in the cumulative administration of up to 7,000 mg/m2 of amifostine. In contrast, while our proposed initial amifostine indication seeks to draw upon amifostine’s demonstrated radioprotective and cytoprotective capabilities, our proposed initial indication will aim to combat RIGDI caused by exposure to low doses of ionizing radiation, which can occur as a result of patients receiving CT scans. Research and prior FDA approvals have substantiated amifostine’s protection against RIGDI caused by exposure to low doses of ionizing radiation before it occurs as well as limiting RIGDI’s potential impact by repairing ionizing radiation-affected cells. As discussed in a study published by the Department of Radiation Therapy, Hospital of the University of Pennsylvania, clinical research has demonstrated that patients that received amifostine at or below 170mg/m2 did not have any side effects associated with toxicity. Our proposed amifostine indication would require administration of only one or two doses of 100 mg/m2 or less of amifostine, resulting in a maximum total dose of 200 mg/m2, administered in one visit up to one hour before and up to six hours after exposure to low doses of ionizing radiation.
Amifostine’s chemical composition is best known for its ability to scavenge free radicals as a radioprotectant (a compound that protects against radiation) in addition to having a special polyamine-like structure, giving it the ability to electrostatically combine with DNA to protect and repair cells before they split or mutate. These abilities combine to make amifostine a unique solution for both repairing damaged cells and protecting against the harms caused by low dose ionizing radiation exposure such as CT scan induced exposure. Amifostine has undergone thorough safety testing and has been approved by regulators worldwide for several indications, including indications to (1) protect human kidneys from harmful effects of chemotherapy, proven to reduce the cumulative renal toxicity associated with repeated administration of cisplatin (i.e., chemotherapy) in patients with advanced ovarian cancer, and (2) decrease severe xerostomia (mouth dryness) caused by radiation treatment for head and neck cancer after surgery, demonstrating efficacy for various other intended uses.
Our lead drug candidate, AmiGuard CT, is an injectable formulation of low-dose amifostine intended to be used to protect pediatric and adult patients at the cellular level from low doses of ionizing radiation utilized during CT scans. Ionizing radiation exposure through one or more CT scans can lead to RIGDI, a precursor to carcinogenesis.
The market for the prevention of RIGDI and chromosomal damage caused by exposure to low doses of radiation such as those present in CT scans presents a significant unmet medical need. This unmet need stems from the estimated 91.4 million annual CT scans that took place in the U.S. alone in 2019, a figure that has increased exponentially in prevalence since the introduction of CT scans in the 1970s (by way of comparison, roughly 3 million CT scans took place in the U.S. in 1980). It is predicted that these 91.4 million and counting CT procedures could give rise to approximately 36,818 new cancers. In contrast to many radiological procedures where advancements in technology have allowed for a reduction in the total dose of ionizing radiation, the development of CT scan screening has necessitated the use of higher and higher doses of radiation to achieve the high degree of resolution for which this technique is noted. Further complicating the problem, it has recently been noted that many patients receive multiple CT scans in one proximate setting, one with a dye contrast agent and one without. Multiple scans present numerous opportunities for additional exposures to low dose ionizing radiation from CT scans, compounding subsequent risks of RIGDI and an increased predisposition to carcinogenesis. Consequently, the total potential annual market in the United States alone for our initial proposed chest and abdominal indications of AmiGuard CT is approximately $8.3 billion, assuming a relatively low price per dose ($250), with pediatric patients accounting for at least a projected $1.7 billion of the total potential annual revenue (or roughly 1% of the projected market at a minimum). However, in order to commercialize and market AmiGuard CT in the U.S., we must first obtain regulatory approval by demonstrating through clinical trials that AmiGuard CT is safe and effective for use.
We have extensively researched and considered pursuing approval of AmiGuard CT using multiple regulatory pathways. Amifostine has been approved for human use in other indications for over 27 years and is the only FDA-approved radioprotective drug approved for clinical use (with certain indications already approved through expedited FDA pathing). We are currently pursuing FDA approval of AmiGuard CT, and our target timeline to obtain a FDA decision is 18 to 24 months following submission.
We continue to focus our efforts on researching, developing and commercializing novel uses for the compound. Ultimately, we plan to expand our product portfolio and develop additional indications for low-dose amifostine relating to the reduction and prevention of genomic instability and chromosomal damage (both single and double-strand breakage). If we obtain the initial approval for our first proposed indication of AmiGuard CT, specifically for intravenous use with chest, abdominal and other scans wherein an intravenous line is present for delivery of a contrast agent or other purpose, we plan to expand the indication’s application to other drug delivery methods to include subcutaneous injection and oral formulations. We anticipate similar expansion with respect to other scans without previously-place intravenous access.
Our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants to address a significant unmet medical need: protecting the nearly 91.4 million patients and counting annually in the U.S. alone who receive at least one CT scan per year against the increased risk of RIGDI and predisposition to carcinogenesis.
Results of Operations
For the Years Ended December 31, 2022 and 2021
The Company was formed in September 2018 and had limited activities outside of the research and development since 2018. The following table sets forth the components of our statements of operations in dollars for the periods presented.

	For the Year Ended December 31,
	2022	2021
Operating Expenses:
Research and development	251,128	34,038
General and administrative	373,305	1,891,147
Total Operating Expenses	624,433	1,925,185
Operating Loss	(624,433)	(1,925,185)
Other Income and (Expenses):
Interest income	3,599	3,805
Interest expense	(306,268)	(285,292)
Total Other Expenses	(302,669)	(281,487)
Net Loss	$(927,102)	$(2,206,672)
Per share information
Net loss per share basic and diluted	$(0.01)	$(0.03)
Weighted average shares basic and diluted	69,132,247	66,992,693
Research and Development (“R&D”) Expenses
R&D expenses were approximately $251.1 thousand for the year ended December 31, 2022 or 59% of total operating expenses for the period. R&D expenses were approximately $34.0 thousand for the year ended December 31, 2021 or 2% of total operating expenses for the period. The $217.1 thousand difference in R&D expenses between the two periods is due to the increase of expense in hiring expert third-party consultants to assist the Company in the FDA application process and the continued extension of our intellectual property by utilizing outside expert legal counsel. The Company does not have any personnel costs associated with R&D since it outsources all R&D, which includes third-party experts in the fields of life sciences, regulatory, and legal. The Company anticipates that its R&D expenses will increase due to third-party expert consultants and legal counsel over the next 24 months as it seeks an FDA approval for its AmiGuard CT indication.
General and Administrative Expenses
General and administrative expenses were approximately $373.3 thousand for the year ended December 31, 2022 or 59.8% of the total operating expenses for the period. General and administrative expenses were approximately $1.9 million for the year ended December 31, 2021 or 98% of total operating expenses for the period. The approximately $1.5 million difference in General and Administrative expenses between the two periods is due to the decrease of stock compensation expenses of approximately $1.9 million for the year ended December 31, 2022. For these periods, the Company does not have any personnel costs associated with general and administrative expenses. General and administrative expenses consisted of costs associated with the strategic direction of the Company and the preparation of our initial public offering, including the cost of attorneys, investment bankers and accountants. Additionally, $200,000 of the general and administrative expenses was due to a one-time stock charitable contribution in honor of the Company’s deceased founder.
Other Expense
Other income (expense), net was approximately ($302.7) thousand for the year ended December 31, 2022, or 54% of the net loss for the period. Other income (expense), net was approximately ($281.5) thousand for the year ended December 31, 2021, or 12.8% of the net loss for the period. The difference in the two periods under Other (expense) is due to the increase of convertible notes issued and the associated interest expenses.

Liquidity and Capital Resources
Overview
We have devoted substantially all of our resources to development efforts relating to AmiGuard CT, including preparation for conducting clinical trials, providing general and administrative support for these operations and protecting our intellectual property. We currently do not have any products approved for sale related to AmiGuard CT or any other amifostine-based product candidates and we have not generated any revenue from such product sales since inception. From inception through the date of this prospectus, we have funded our operations primarily through the private placement of convertible debt (the “Convertible Notes”) and the issuance of Demand Notes. The principal balance of the Convertible notes is $1.7 million (the “Notes”) as of December 31, 2022, and the principal balance of the Demand Notes is $3.9 million as of December 31, 2022.
Net loss for the year ended December 31, 2022 was approximately $927 thousand and for the year ended December 31, 2021, the net loss was approximately $281 thousand. As of December 31, 2022 and December 31, 2021, the Company had a working capital deficit of $2.5 million and $3.1 million. We had an accumulated deficit as of December 31, 2022, of approximately $14.0 million. Substantially all our operating losses resulted from costs incurred in connection with our research and development programs, and from general and administrative costs associated with our operations.
We have incurred net losses since our inception. Net losses for the year ended December 31, 2022 was approximately $0.9 million and for the year ended December 31, 2021, we had a net loss from operations of approximately $2.2 million, respectively. We had an accumulated deficit as of December 31, 2022, of approximately $13.9 million. Substantially all our operating losses resulted from costs incurred in connection with our research and development programs, and from general and administrative costs associated with our operations.
We expect to continue to incur significant expenses and to incur increasing operating losses for at least the next several years. We anticipate that our expenses and operating losses will increase substantially following this offering as we:
•
meet with FDA to share findings of existing preclinical and clinical research in support of the proposed indication for AmiGuard CT;

•
complete any additional clinical trials requested by FDA of our lead product candidate AmiGuard CT, using a proposed surrogate endpoint that will demonstrate efficacy of the drug;

•
utilize consultants to coordinate and manage the overall drug development process, including development of the submission to FDA;

•
maintain, expand and protect our intellectual property portfolio;

•
obtain regulatory approvals for AmiGuard CT;

•
continue our research and development efforts, in order to explore additional indications for AmiGuard CT;

•
add operational, financial and management information systems and personnel, including personnel to support our product development efforts; and

•
operate as a public company.

We do not expect to generate revenue from AmiGuard CT or any amifostine-based product candidate sales unless and until we successfully complete development and obtain marketing approval for AmiGuard CT, which our target timeline to obtain a FDA decision is 18 to 24 months following submission. Although we believe the proceeds from this offering will be sufficient to enable us to complete our planned clinical trials for AmiGuard CT, we may need additional trials for any unplanned clinical trials that may be necessary in order to receive FDA approval for commercialization of AmiGuard CT. While this cannot be assured, we do not anticipate that we will need to raise additional capital beyond the net proceeds of this offering prior to the commercialization of and to complete the clinical trials for AmiGuard CT. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Any failure to raise capital or enter into such other arrangements as and when needed would likely have a negative impact on our financial condition and our ability to develop AmiGuard CT.
We believe that our existing cash and pledges from certain shareholders’ of the Company, will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next 12 months from the date this registration statement is made available. The adequacy of our cash resources depends on many assumptions, including primarily our assumptions with respect to R&D expenses, as well as other factors, such as successful development and launching of new products and strategic product or business acquisitions. Our assumptions may prove to be wrong or other factors may adversely affect our business, and as a result we could exhaust or significantly decrease our available cash resources, and we may not be able to generate sufficient cash to service our debt obligations which could, among other things, force us to raise additional funds or force us to reduce our expenses, either of which could have a material adverse effect on our business. We will, however, require additional financing as we continue to execute our business strategy, including that we will require additional funds in order to complete any required regulatory approval processes.
Our liquidity may be negatively impacted as a result of a research and development cost increases in addition to general economic and industry factors. We anticipate that, to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. In addition, we may raise additional funds to finance future cash needs through grant funding and/or corporate collaboration and licensing arrangements. Such additional financing, which is not in place at this time, may be from the sale of equity or convertible or other debt securities in a public or private offering, from a credit facility or strategic partnership coupled with an investment in us or a combination of both. Our ability to raise capital through the sale of equity may be limited by the various rules of the SEC and Nasdaq, which place limits on the number of shares of stock that may be sold. If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. The covenants under future credit facilities may limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and may significantly impact our ability to expand our business or pursue our business strategies.
Cash Flows
The following table summarizes our sources and uses of cash for each of the periods presented:
	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash flows used in operations	$(392,613)	$(96,195)
Net cash flows provided by financing activities	$600,000	$100,000
Net increase in cash	$207,387	$3,805
Net Cash Used in Operating Activities
Net cash used in operating activities for the year ended December 31, 2022 was $(393.0) thousand and consists primarily of net loss adjusted for certain non-cash items, and the effect of changes in working capital and other activities.

Net cash used in operating activities for the year ended December 31, 2021 was $(96.2) thousand and consists primarily of net loss adjusted for certain non-cash items, and the effect of changes in working capital and other activities.
Net Cash Provided by Financing Activities
Net cash provided by financing activities for the year ended December 31, 2022 was $600 thousand, was entirely attributable to $300 thousand net proceeds from the issuance of convertible notes and $300 thousand of net proceeds from the issuance of a note payable to a related party.
Net cash provided by financing activities for the year ended December 31, 2021 was $100 thousand, and consists entirely attributable to the net proceeds from the issuance of $100 thousand in convertible notes.
Clinical Trials — Research and Development Plan
We currently anticipate that we, working in collaboration with our vendors, licensors and advisors, upon execution of collaborative research and development agreements with them, will be able to execute the following development plan (also discussed in greater detail below in the section titled Business — Clinical Development Plan for AmiGuard CT).
Our clinical development plan for AmiGuard CT stems from seeking to meet a significant unmet, ongoing need. Millions of patients in the United States are exposed to low doses of radiation from CT scans, which are known to induce RIGDI, a recognized deleterious condition serving as a precursor to carcinogenesis, thus creating a significant health hazard. However, we understand that filling this unmet need means showing a measurable benefit to an individual patient, though the ability to assess the anti-carcinogenic effects in any one individual may be difficult, and appropriate studies would take decades. For example, FDA’s final regulations for reducing sun burn and skin cancer risks, as recently reported, requires that sunscreens must protect against both ultraviolet A (“UVA”) and ultraviolet B (“UVB”) damage in order to be labeled “broad spectrum” capable of reducing the risk of skin cancer development. There is no requirement for large clinical trials to test the efficacy of these products. By understanding that UVA and UVB are causative radiations for skin cancer development, the bar set by FDA for product development in the reduction of risk for skin cancer development is the demonstration that the product can protect against UVA and UVB induced damage to skin cells.
We therefore propose to expand the development of this clinically proven radioprotector to include its use at low doses as a “broad spectrum” ionizing radiation protector against RIGDI. The endpoints to be protected against by low dose amifostine will be single and double-strand DNA breakage as measured by γH2AX formation, chromosomal damage measured by formation of micronuclei, a chromosome damage fragment encapsulated by a nuclear membrane, and mutagenesis, a process by which the genetic information of an organism is changed, resulting in a mutation, at the reporter gene locus HPRT in individuals undergoing CT diagnostic procedures.
We further believe that the development of products designed to reduce the risks of all forms of radiation, including non-ionizing ultraviolet light damage and ionizing radiation damage, should be evaluated using this standard (i.e., demonstration that the product prevents or reduces the development of recognized genomic damages). In the case of ionizing radiation, our intention is to propose to FDA that the endpoint of genomic instability be used in evaluating new product development. Markers of genomic instability include chromosomal aberrations, micronuclei formation, and mutagenesis. All are easily definable endpoints that can be measured in exposed individuals relatively easily and shortly after radiation exposure. For example, a linear dose-response relationship for the induction of micronuclei in human fibroblasts can be detected following exposure to radiation doses as low as 20 milligray (defined further below). Frequencies of micronucleated reticulocytes (immature red blood cells formed in bone marrow) in infants receiving CT scans are readily detected, and the magnitude of these increases were found to significantly correlate with the number of previous CT scans to which the infants were exposed.
Surrogate Endpoint for Genomic Instability and Genomic Damage
As discussed previously, lower dose ionizing radiation exposure associated with diagnostic imaging procedures (such as CT scans) yields genomic instability that enhances subsequent carcinogenic risk.

Because of the low incidence of carcinogenesis from CT radiation exposure (i.e., estimated at a risk of 0.35%), the number of subjects required for a clinical study and the time required to demonstrate a clinical outcome of “cancer-free” are not feasible for a traditional clinical trial. The agreement on a meaningful clinical endpoint will be a key discussion point with FDA, since a traditional clinical outcome is unrealistic. We intend to discuss the expected outcomes of any additional clinical studies and propose a surrogate endpoint that will demonstrate the efficacy of the drug, while meeting FDA’s expectations for drug development and approval. This will include as demonstration of protection against radiation-induced double-stranded DNA damage and protection against radiation-induced mutagenesis. From January 1992 to July 2019, the FDA approved approximately 190 unique drug authorizations utilizing surrogate endpoints for treating cancer.
In order for such a surrogate endpoint to be acceptable to FDA in place of a clinical outcome, we will provide extensive evidence from epidemiological studies and clinical trials that demonstrate that the surrogate endpoint can be relied upon to predict, or correlate with, the clinical benefit. Surrogate endpoints that have undergone this extensive testing are validated surrogate endpoints that are accepted by FDA as evidence of benefit. We believe there are two possible approaches to demonstrate protection against radiation-induced DNA damage and protection against radiation-induced mutagenesis, each of which will be discussed with FDA until we determine the path of least resistance.
Proposed Surrogate Endpoint 1:   The first approach is to draw blood from volunteers before and after an AmiGuard CT injection. Half of each specimen before and after AmiGuard CT blood drawn would be irradiated at a CT dose. The genomic instability markers (“GIM”) would be measured in all samples. The study would assess the rise from background in GIM caused by the radiation in the radiated blood with and without AmiGuard CT. The goal would be to show a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood. In this scenario, each patient serves as his/her own control.
Proposed Surrogate Endpoint 2:   The second possible approach is to draw blood before and after a CT scan while injecting AmiGuard CT before the CT scan in half of subjects, with matched controls. A similar analysis as in the Proposed Surrogate Endpoint 1 would be done, and the GIM would be measured in all samples. The goal would be to show a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood.
We understand the importance of discussing and agreeing upon a surrogate endpoint with FDA that can serve as the basis of the approval of our proposed indication for low dose amifostine. We and our experienced third-party consultants are prepared to discuss the potential markers with FDA that we believe can predict clinical benefit, and be used to support FDA approval of AmiGuard CT. The acceptability of these surrogate endpoints will be determined based on our discussions with the FDA regarding the disease, the studied patient population(s), the therapeutic mechanisms of action and the availability — or lack thereof — of current treatment.
Commercialization
After approval, we plan to execute a sale of AmiGuard CT or enter into a royalty transaction with a strategic partner. We believe the Company’s focus should be on developing new indications within the cytoprotection market utilizing the drug amifostine. Further, we believe the Company will have better certainty of execution of its goals by partnering with a larger strategic partner that already has an established global salesforce to sell and distribute AmiGuard CT or any other products we gain approval to commercialize. We believe this plan creates the best opportunity for us to develop and extend our leading cytoprotection science research and development platform, while potentially partnering with a best-in-class commercial enterprise that has a proven sales force to distribute our solution to the U.S. and global marketplaces.
We expect to incur R&D expenses of approximately $4.0 million over the next 12 months. $4.0 million of the R&D expenses are expected to be attributable to the cost necessary to complete any additional clinical trials to demonstrate the safety and efficacy of the proposed indication for AmiGuard. This estimate is subject to many factors, some of which are beyond our control. These factors include, but are not limited to, the following:
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the progress and cost of our research and development activities;

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the number and scope of our research and development programs;

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the progress and cost of our preclinical and clinical development activities;

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our ability to maintain current research and development licensing arrangements and to establish new research and development and licensing arrangements;

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our ability to achieve our milestones under licensing arrangements;

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the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

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the costs and timing of obtaining regulatory approval(s).

Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Prior to this offering, we were a private company and we are currently in the process of reviewing, documenting and testing our internal control over financial reporting See “Risk Factors” herein). We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.” If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
We have not performed an evaluation of our internal control over financial reporting, as potentially required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement may first apply to our disclosures on our second Annual Report on Form 10-K. Our independent public registered accounting firm may first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10K for the first year we are no longer an “emerging growth company.”
Critical Accounting Policies and Estimates
The preparation of the financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of sales and expenses, if any, during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including those related to the net present value of royalties receivable and the embedded derivative liability. The Company follows the guidance in ASC 820 and marks to market its derivative liability at the end of each reporting period as a level 3 instrument. In 2021, the Company encountered events that resulted in a qualified financing event to be unlikely or remote. As such, the Company marked its derivative liability to zero.
In 2022, the Company adopted ASU 2020-06 simplifying the accounting for convertible instruments and other equity linked instruments. The ASU eliminated the cash conversion feature guidance and the beneficial conversion feature guidance in ASC 470-20. In addition, the derivative scope exception guidance in Section 815-40-25 was revised by removing three of the conditions required to avoid derivative accounting.
Per the ASU 2020-06 Guidance embedded features that were not bifurcated from the host instrument upon issuance either because the embedded feature (1) did not meet the definition of a derivative under ASC 815 or (2) met that definition but also qualified for an exception from derivative accounting should be reassessed at each reporting date. Conversion options, even if they were separately accounted for under ASC 470-20, should also be evaluated.
In reassessing embedded features for bifurcation, the initial conclusion of whether that feature was clearly and closely related to the host instrument pursuant to ASC 815-15-25-1(a) is not reevaluated (by reference to ASC 815-15-25-27). Accordingly, if initially deemed clearly and closely related (and therefore not bifurcated), that feature would not be bifurcated in the future. While it is not clear in the guidance, we generally believe that reassessment for bifurcation, including the “clearly and closely related” criterion, should be performed when a contract is modified, as the modification results in a different legal arrangement. For the Company, this would include a situation when a debt instrument is modified even when the modification of a debt instrument was not accounted for as an extinguishment pursuant to ASC 470-50-40.
As of December 31, 2022, the Company financed itself through a series of convertible notes and other debt and continued to believe the probability of a qualified financing event to be unlikely or remote. The Company will continue to assess the probability of a qualified financing event to occur at each reporting period. The Company evaluated the licensing agreement’s minimum annual payment terms and determined there is a financing component to the agreement. In accordance with ASC 606-10-32-19, if an entity concludes that a significant financing has been provided to a customer, then the transaction price is reduced, and interest income is accredited. The implicit financing amount is calculated using the rate that would be used in a separate financing arrangement between the entity and its customer. In accounting for the effects of the time value of money, the Company also shall consider the subsequent measurement guidance in Subtopic 835-30. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our financial statements as they occur. While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. The critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our financial statements.
Significant items subject to such estimates and assumptions include the valuation of outstanding profits, interest units, derivative liabilities, intangible assets useful lives (if any), contingent liabilities and income taxes. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

BUSINESS GLOSSARY OF CERTAIN SCIENTIFIC TERMS
The medical and scientific terms used in this prospectus section have the following meanings:
“Biologics License Application” or “BLA” is a request for permission from the U.S. Food and Drug Administration to introduce or deliver for introduction a biologic product into interstate commerce.
“Carcinogenesis” is the process by which cancer is formed, wherein normal cells are transformed into cancer cells.
“cGMP” means current Good Manufacturing Practices. FDA has promulgated regulations and standards under 21 CFR Parts 210 and 211, commonly referred to as current Good Manufacturing Practices, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation.
“CRO” means a Contract Research Organization.
“CT scan” means a Computed Tomography scan.
“EMA” means the European Medicines Agency.
“FDA” means the United States Food and Drug Administration.
“FDCA” means the Federal Food, Drug, and Cosmetic Act.
“GCP” means Good Clinical Practices. GCPs are defined as standards for designing, conducting, performing monitoring, auditing, recording, analysis and reporting the results of clinical trials to ensure that the data and results are accurate and that the rights and welfare of trial participants are adequately protected. GCPs are based off of principles found in the Nuremberg Code, the Declaration of Helsinki, The Belmont Report, the International Conference of Harmonisation (ICH), International Standards Organization (ISO) and the U.S. Code of Federal Regulations (CFR).
“Gray” is the dose of one joule of energy absorbed per kilogram of matter or 100 radiation absorbed doses.
“Hypoxanthine Guanine Phosphoribosyl Transferase” or “HPRT” is an enzyme that recycles the building blocks of RNA and DNA, specifically by initiating conversion of hypoxanthine to inosine monophosphate, and guanine to guanosine monophosphate. HPRT is encoded in humans by the HPRT1 gene.
“Immunomodulator” is a medication that is used to regulate or normalize the immune system’s functioning or response.
“IND” is an Investigational New Drug Application. Before testing a new drug on human subjects, a company must file an IND with FDA. Information must be produced on the absorption, distribution, metabolism, and excretion properties of the drug and detailed protocols for testing on human subjects must be submitted.
“Indication” means a condition which makes a particular treatment or procedure advisable.
“Micronucleus” is the name given to the small nucleus that forms whenever a chromosome or a fragment of a chromosome is not incorporated into one of the daughter nuclei during cell division. Micronuclei form during anaphase from lagging acentric chromosome or chromatid fragments caused by incorrectly repaired or unrepaired DNA breaks or by nondisjunction of chromosomes.
“Milligray” or “mGy” is a unit of absorbed radiation equal to 0.001 gray. Because the gray is such a large unit, many radiation measurements are made in milligray. In particular, exposures by x-ray equipment are typically expressed in milligray.
“Millisievert” or “mSv” is defined as the average accumulated background radiation dose to an individual for one year, excluding radon, in the United States. One millisievert is the dose produced by exposure to one milligray of radiation.

“Mutagenesis” is a process by which the genetic information of an organism is changed, resulting in a mutation.
“NDA” means a New Drug Application submitted to FDA. Under the Food, Drug, and Cosmetic Act of 1938, an NDA is submitted to FDA enumerating the uses of the drug and providing evidence of its safety.
“Neoplasm” is a new and abnormal growth of cells in the body. A neoplasm can be either cancerous or benign.
“Radioprotectant” is a drug that prevents or counters the cellular damage caused by radiation.
“RIGDI” is radiation-induced genomic damage and instability, a potential side effect of exposure to ionizing radiation, such as the radiation present in CT scans. RIGDI is a precursor to carcinogenesis.

BUSINESS
Overview
We are an early-stage biopharmaceutical company committed to the development and commercialization of novel, practical biotechnology for human use. We are focused on the research, clinical development, and ultimate commercialization of new indications surrounding amifostine, a compound that has been previously approved by FDA (as defined below in the “Glossary” section) for indications involving the prevention and treatment of side effects related to cancer treatment and radiation therapy. Amifostine has been shown to repair and protect against human cell mutation and destruction, as well as radiation- induced genomic damage and instability (“RIGDI”), a precursor to carcinogenesis, which occurs when human cells are exposed to low doses of ionizing radiation, such as those present in computed tomography scans (“CT scans”).
Our scientific research and preclinical and clinical data demonstrate that substantial protection from low dose ionizing radiation can be achieved at significantly lower doses of amifostine (approximately 80 to 90% less) than the 910 mg/m2 single dosage approved by FDA. One of the two FDA-approved indication of amifostine for Xerostomia is administered five times per week for up to seven weeks, resulting in the cumulative administration of up to 7,000mg/m2 of amifostine. In contrast, while our proposed initial amifostine indication seeks to draw upon amifostine’s demonstrated radioprotective and cytoprotective capabilities, our proposed initial indication will aim to protect against and repair the damage caused by RIGDI due to exposure to low doses of ionizing radiation, which can occur as a result of patients receiving CT scans. Research and prior FDA approvals have substantiated amifostine’s protection against RIGDI caused by exposure to low doses of ionizing radiation before it occurs as well as limiting RIGDI’s potential impact by repairing ionizing radiation-affected cells. Our proposed amifostine indication would require administration of only one or two doses of 100 mg/m2 or less of amifostine, resulting in a dosage range of 50mg/m2 to a maximum total dose of 200 mg/m2, administered in one visit one hour before and up to three hours after exposure to low doses of ionizing radiation.
We have a worldwide, exclusive license to amifostine-related intellectual property developed at the University of Chicago by the co-chair of our Scientific Advisory Board (“SAB”), Dr. David Grdina. Dr. Grdina has focused his professional research at the University of Chicago on developing new strategies to prevent therapy-induced secondary cancers in patients having a good prognosis and relatively long-life expectancy following treatment. Dr. Grdina has spent almost four decades focusing his research primarily on amifostine and its treatment benefits as a cytoprotectant. During that time, Dr. Grdina has conducted over 70 clinical and research trials focusing on the efficacy of amifostine as a radioprotectant against radiation-induced damage caused by CT scans.
Our SAB is comprised of a team of prominent researchers in the studies of cellular biology, radiation biophysics, ionizing radiation, pathology, cardiology, adult congenital heart disease, interventional cardiology, otolaryngology, radiation oncology, and adult and pediatric oncology. The SAB, co-chaired by Dr. David Grdina and Dr. David Rosenthal, is comprised of thirteen members, including: Dr. David Grdina, Dr. David Rosenthal, Dr. David Brenner, Dr. Richard Albertini, Dr. Archie Bleyer, Dr. James Dziadziola, Jr., Dr. Winston Marshall, Dr. Jeffrey Murley, Dr. Donald P. Frush, Dr. Randall Stenoien, Dr. Michael I. Koukourakis, Dr. Ralph Boccia and Mr. Viren Grover.
The members of our SAB include some of the foremost authorities on amifostine, from both private practice and world-renowned research institutions including Columbia University, the University of Chicago, MD Anderson, and the University of Vermont. Our University of Chicago-based SAB members have nearly 40 years of experience researching and studying amifostine, publishing over 80 peer-reviewed articles on potential applications of low dose amifostine — the basis for our lead drug candidate. Collectively, our SAB has published in excess of 300 peer-reviewed articles on subjects related to our intended indication of amifostine. See the “Business” section below for additional information about our SAB.
By leveraging decades of work from top universities, research institutions, the U.S. Government, our SAB and world-renowned researchers, F3 has developed an amifostine-based opportunity to reduce the incidences of RIGDI and consequential risk of carcinogenesis in CT scan-treated patients. Our proposed indications of amifostine not only offer protection against and repair of the harmful effects of RIGDI, they also have the potential to make CT scanning a safer medical practice. Because of the licensing approach taken to secure our intellectual property, including, without limitation, patents and rights to clinical trial data and our collaboration with the University of Chicago, we have not incurred many of the significant costs normally required to develop a compound to this stage and with this level of potential. Through this capital-efficient, clinical research-driven approach, our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants.
Our Lead Product Candidate — AmiGuard CT
Our lead drug candidate, AmiGuard CT, is an injectable formulation of low dose amifostine intended to protect patients at the cellular level from potentially-harmful effects of low doses of ionizing radiation, especially RIGDI, to which patients are exposed during CT scans. Ionizing radiation exposure from one or multiple CT scans can lead to genomic instability and damage, which is the first step in the carcinogenesis process. Amifostine has been subject to extensive safety and efficacy testing, and has been approved by FDA, and other regulators worldwide, for several indications, with single doses as high as 910 mg/m2 approved for use in the United States. The most commonly used FDA-approved dosage of amifostine for patients, 910 mg/m2, is administered in five consecutive day increments over up to seven weeks, culminating in the administration of up to 7,000 mg/m2 of amifostine over the course of treatment. AmiGuard CT utilizes an amifostine formulation at dosage levels of 100 mg/m2 or less in single doses taken before and after exposure to ionizing radiation which is significantly lower than (roughly one percent of) the dosages for the indications currently approved by FDA. Amifostine is currently the only FDA-approved radioprotective drug available for clinical use, and there are significant benefits to patient health and safety associated with bringing our AmiGuard CT indication to market. In addition, based on research and studies undertaken by Dr. Grdina at the University of Chicago, we also believe amifostine may lend itself to the development of additional future indications.
The Walter Reed Army Research Institute originally began researching potential radioprotectant compounds such as amifostine at the direction of the United States Government and as part of a classified project undertaken to protect soldiers in combat theaters from exposure associated with nuclear device detonation. Amifostine was ultimately selected among approximately 5,000 tested compounds for further development as a radioprotectant, and it was first approved for human use by FDA in 1995. Since 1995, there have been additional amifostine indications approved by FDA and in other countries. In addition to its original radioprotective function, other indications of amifostine approved in the U.S. include administration (1) to protect human kidneys from harmful effects of chemotherapy, proven to reduce the cumulative renal toxicity associated with repeated administration of cisplatin (chemotherapy) in patients with advanced ovarian cancer, and (2) to decrease xerostomia (mouth dryness) caused by radiation treatment for head and neck cancer after surgery, where the radiation port includes a substantial portion of the parotid glands. Because of amifostine’s unique history and track record of safely protecting certain organs against radiation exposure in humans, our research and development efforts have been and will continue to be focused on studying how amifostine could address the issue of protecting humans against exposure to low doses of ionizing radiation from CT scans.
CT scanning is a widely used and extremely informative diagnostic technique, with an extensive range of clinical applications. Because of the reduced imaging time when compared with other techniques such as magnetic resonance imaging (MRI), CT scanning suits all age groups, including children, without requiring anesthesia or sedation. Since the invention of the first CT scanning device in 1972 and the subsequent installation of the initial scanners between 1974 and 1976, both the use of CT scans and concerns about the potential damaging health effects of ionizing radiation exposure have grown exponentially (from 3 million CT scans in the U.S. alone in 1980 to more than 70 million scans in 2008). It is estimated that for every 1,000 people in the United States, approximately 245, or nearly 25%, have at least one CT scan per year.
In the past, scientists postulated that radiation doses associated with CT scans were too low to produce any detrimental health effects. However, contrary to this belief and as recently as June 2019, FDA has stated that CT scans expose patients to low doses of ionizing radiation, which may elevate patients’ lifetime risks of developing cancer. In recent scientific studies, a direct assessment of the health effects of performing CT scanning on pediatric patients suggested an increased risk of leukemia and brain tumors related to multiple CT scan exposures in children. Ionizing radiation exposure in childhood is known to entail an even higher risk of detrimental radiation-induced health effects than exposure later in life because pediatric exposure happens while the pediatric patient’s developmental system is still in a transitional phase and has not fully matured. Thus, any genomic damage or instability (i.e., RIGDI) that may occur at the pediatric stage of a human life may have a long-term effect on affected pediatric patients as their hormonal and physical systems mature. These long-term effects may even extend to future generations, as RIGDI can be passed down through reproduction. Further, given affected pediatric patients’ post-scan life expectancies (which are naturally longer than those of older, more mature patients), greater time exists for RIGDI and a risk of carcinogenesis to be perpetuated as cells multiply.
Consequently, the potential adverse health effects of CT scans, which continue to increase in prevalence given their usefulness in medical imaging and diagnosis, have become an important topic of concern in diagnostic radiology. Scientific models suggest that up to two percent of all future neoplasms (abnormal tissue growths, often characteristic of carcinogenesis) in the general population of the United States could be attributable to CT scanning. Despite the prevailing belief that the health risks from one CT scan are likely to be small, many patients receive multiple scans with compounded cumulative resultant effects. Multiple scans present numerous opportunities for exposure to low dose ionizing radiation from CT scans and subsequent risk of RIGDI.
The large, unaddressed market of treatments for RIGDI caused by CT scans presents a significant unmet medical need. More than 91.4 million and counting annual scans take place annually in 2019 the U.S. alone, approximately five to nine million of which are estimated to be performed on pediatric patients. Numerous studies have demonstrated that for every 100 mSv of cumulative radiation exposure, an affected patient’s cancer risk increases by one percent. It is predicted that approximately 91.4 million CT scan procedures could give rise to approximately 36,818 new cancers annually. In contrast to many radiological procedures where advancements in technology have allowed for a reduction in the total radiation dosage, the continued development of CT scanning has necessitated the use of consistently-increasing doses of ionizing radiation to achieve the necessary degree of resolution that distinguishes this diagnostic imaging technique. Complicating the problem, it has recently been noted that many patients, roughly 4.9 million of those evaluated by CT scans, receive double scans at one setting, one scan with a dye contrast agent and one without.
Given CT scans’ effectiveness in diagnostic imaging, neither CT scanning nor the accompanying ionizing radiation exposure that goes with it, is not expected to slow anytime soon. Accordingly, this means that the prevalence of RIGDI resulting from CT scans and the consequential increased risk in the potential for carcinogenesis should not slow. Consequently, if this growing problem remains unaddressed, CT scan patients will likely face an ever-increasing risk of RIGDI and predisposition to carcinogenesis. We believe the total potential annual market in the United States alone for our initial chest and abdominal indications of AmiGuard CT is $8.3 billion, based on 91.4 million and counting CT scans conducted annually, of which 57.6 million involved an intravenous line. According to the 2019 CT Market Outlook Report by IMV Medical Information, there were 91.4 million CT scans administered in 2019. According to Dr. Muelepas, Dr. Brenner and Dr. Rubin in a research paper titled, “Is There Unmeasured Indication Bias in Radiation-Related Cancer Risk Estimates from Studies of Computed Tomography?”, 63% of the 91.4 million CT scans in 2019 in the United States were completed with an IV placement, which is approximately 57.6 million CT scans. Of the 57.6 million CT scans, 39.4% (or 22.7 million CT scans) were administer in the abdomen/pelvis and 18.2% (or 10.5 million CT scans) for the chest, which totals 57.6% (or 33.2 million CT scans). Assuming a relatively low price per dose ($250), at 33.2 million scans, the total market size is approximately $8.3 billion, with pediatric patients accounting for at least a projected $1.7 billion of the total potential annual revenue (or roughly 8% of the projected market at a minimum). On average, approximately five to nine million CT scans are performed on pediatric patients per year, with the frequency of CT scans performed on patients increasing at approximately 10% per year. Based on these figures, we estimate an annual market for AmiGuard CT in excess of $21.2 billion and growing. However, in order to commercialize and market AmiGuard CT in the U.S., we must first obtain regulatory approval by demonstrating through clinical trials that AmiGuard CT is safe and effective for use.
We have extensively researched and considered pursuing approval of AmiGuard CT using multiple regulatory pathways. Amifostine has been approved for human use in other indications for over 25 years and is the only FDA-approved radioprotective drug approved for clinical use (with certain indications already approved through expedited FDA pathing). We are currently pursuing FDA approval of AmiGuard CT, and our target timeline to obtain a FDA decision is 18 to 24 months following submission.
We continue to focus our efforts on researching, developing and commercializing novel uses for amifostine. Ultimately, we plan to expand our product portfolio and develop additional indications for low dose amifostine relating to the reduction and prevention of genomic instability and chromosomal damage (both single and double-strand breakage). If we obtain the initial approval for our first proposed indication of AmiGuard CT, specifically for intravenous use with chest, abdominal and other scans wherein an intravenous line is present for delivery of a contrast agent or other purpose, we plan to expand the indication’s application to other drug delivery methods to include subcutaneous injection and oral formulations. We anticipate similar expansion with respect to other scans without previously-placed intravenous access.
Our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants to address a significant unmet medical need: protecting the nearly 91.4 million patients annually in the U.S. alone who receive at least one CT scan per year against the increased risk of RIGDI and predisposition to carcinogenesis.
F3 Portfolio of Assets
Our portfolio of intellectual property rights includes two distinct groups of patents and patent applications in various stages of development and/or commercialization: (1) low dose amifostine as a cytoprotective drug administered at lower dosages than FDA-approved versions for a variety of indications (including our lead drug candidate AmiGuard CT) and (2) BioGlena (Beta-1,3-glucan), a biological response modifier targeted at boosting the immune system in both people and animals by stimulating the activity of white blood cells, which are versatile immune cells that rids our bodies of pathogens and stimulate other immune cells.
Within our amifostine patent portfolio, we have identified the potential for three distinct products: AmiGuard CT for (1) intravenous use with chest, abdominal and other scans wherein an intravenous line is present for delivery of a contrast agent or other purpose, (2) subcutaneous injection and (3) oral formulations.
We also retain an out-licensed interest (revenue producing only) in our intellectual property surrounding BioGlena (Beta-1,3-glucan), a biological response modifier targeted at boosting the immune system in both people and animals by stimulating the activity of white blood cells. Beta Glucans appear to act as immunomodulators, priming immune cells to tackle tumorous cells. Studies show these properties make Beta Glucans a valuable tool for boosting human immunity and antibodies, could be used to address cancer and other infectious diseases, and may offer certain synergies when combined with amifostine.
We currently own (and license) three issued patents and twelve pending patent applications relating to our F3 Portfolio of Assets. We have licensed our BioGlena patents and their related trade secrets and other intellectual property for future research development and commercialization, and the licensee has agreed to incur all expenses related thereto. For further information on our BioGlena license, please review the information found under the “BioGlena Licensing Agreement” section herein. At the time of this offering, we intend to focus all our attention and efforts on the development and execution of our lead product, AmiGuard CT, but we will evaluate other possible indications and development opportunities as they arise.
Our Management Team, Scientific Advisory Board and Strategic
Partners Experienced Management
Our management team and board of directors have substantial experience in business operations and strategic pathing, pharmaceutical development, clinical trials and regulatory approval processes, drug commercialization, the financing of capital-intensive projects, and the development of new markets. This broad range of deep industry knowledge is coupled with scientific advisors who are preeminent authorities in the key areas of study surrounding our lead product candidate, amifostine, as well as the fields related to our business model, including medicine, physics, radiation biophysics, radiation physics, pathology, radiation oncology, and adult and pediatric oncology.

Notably, our management team members have led significant research and business initiatives in the biotechnology, biopharmaceutical, and drug development industries, at Abbot Laboratories, Med Immune/Astra Zeneca, including managing an $800 million European pharmaceutical business. With specific regard to amifostine, our management team has worked extensively on developing and marketing our lead product candidate over the past two decades. Management has been working with the research team at the University of Chicago and Dr. Grdina since 2011 on our lead product AmiGuard CT. Members of our management team and our Scientific Advisory Board have specific experience in selling amifostine in its original indication to several hundred hospitals and physicians globally over the last 24 years. We believe our industry know-how relating to healthcare, drug development, enterprise operation, and capital raising (specifically relating to amifostine, but also across other focuses), uniquely positions our executive management team to successfully develop and commercialize low dose amifostine consistent with our vision and execution strategy.
Scientific Advisory Board
We have formed a Scientific Advisory Board (“SAB”) comprised of a team of prominent researchers in the studies of cellular biology, radiation biophysics, ionizing radiation, pathology, cardiology, adult congenital heart disease, interventional cardiology, otolaryngology, radiation oncology, and adult and pediatric oncology. The role of our SAB is to advise on and oversee our research and development efforts and to ensure that all research performed is of the highest professional, ethical and moral standards. The SAB reviews all research protocols and monitors issues throughout said protocol to ensure patient safety. Aside from the foregoing, which is verbally communicated to members upon joining the SAB, there are no written rules or procedures governing the SAB. The SAB members are compensated in equity of the Company.
The SAB, co-chaired by Dr. David Grdina and Dr. David Rosenthal, is comprised of thirteen members, including: Dr. David Grdina, Dr. David Rosenthal, Dr. David Brenner, Dr. Richard Albertini, Dr. Archie Bleyer, Dr. James Dziadziola, Jr., Dr. Winston Marshall, Dr. Jeffrey Murley, Dr. Donald P. Frush, Dr. Randall Stenoien, Dr. Michael I. Koukourakis, Dr. Ralph Boccia and Mr. Viren Grover, although additional consultants are utilized as necessary. The following is a brief aggregation of F3 and AmiGuard CT-related highlights of our SAB. Please see the section entitled “Directors, Executive Officers and Corporate Governance — Background” for the biographies of the individual members of the SAB.
Members of our SAB include some of the foremost authorities on amifostine from many of the predominant research institutions in the U.S., including: Duke University Medical Center, Columbia University, the University of Chicago, MD Anderson, and the University of Vermont’s Pathology department. Our University of Chicago-based SAB members have nearly 40 years of experience researching and studying amifostine, publishing over 80 peer-reviewed articles on potential applications of low dose amifostine, the basis for our lead drug candidate; collectively, our SAB has published in excess of 300 peer-reviewed articles on subjects related to our intended indication of amifostine. In fact, one member of our SAB treated the original patient who testified before FDA during the drug’s xerostomia (dry mouth condition) approval. Another has been working with the drug for almost 40 years, focusing on the benefits of amifostine and its potential uses to protect and/or repair DNA from ionizing radiation. Another performed a Phase I trial with over 110 pediatric patients on their ability to tolerate amifostine at high doses (740 mg/m2 IV) for seven consecutive days. Yet another has performed several trials on human blood cells, utilizing different dosage ranges of amifostine to protect against HPRT (defined above in the “Glossary”). We believe our SAB offers the experience and knowledge to assist us with delivering on this promising opportunity for the development of amifostine in new indications and the overall success of our business.
Our SAB also features noted researchers and practitioners in other fields outside the study of amifostine, including pediatric oncology, radiation oncology, and radiation physics. Collectively, our SAB members have published nearly 910 peer-reviewed works and have experience as leading researchers at premier medical institutions and as practitioners at the tops of their respective fields. The range of expertise brought by our SAB members uniquely positions us to develop new indications for amifostine and deliver a meaningful, marketable and profitable solution to reducing the risk of genomic instability and chromosomal damage from CT scans. The diverse perspectives and wealth of experience brought by our SAB members position us to capitalize on numerous amifostine development opportunities available to us and maximize the value of both our flagship AmiGuard CT product and the Company as a whole.

Strategic Relationship with the University of Chicago
We have a worldwide, exclusive license to amifostine-related intellectual property developed at the University of Chicago by the co-chair of our SAB, Dr. David Grdina. Dr. Grdina has focused his professional research at the University of Chicago on developing new strategies to prevent therapy-induced secondary cancers in patients having a good prognosis and relatively long-life expectancy following treatment. Dr. Grdina has spent almost four decades focusing his research efforts primarily on amifostine and its treatment benefits as a cytoprotectant.
Dr. Grdina is an expert in the field of radiation biophysics and headed the Grdina Laboratory at the University of Chicago. He completed his doctoral training at the University of Kansas in 1971 and has been working with the University of Chicago since 1991. Starting in 1983 at the Argonne National Laboratory, Dr. Grdina began work on developing amifostine as an anti-mutagenic and anti-carcinogenic drug. Dr. Grdina first published his findings on amifostine in 1991 (Grdina et al, Carcinogenesis, 6:929-931, 1991) and has since published a total of 83 peer-reviewed articles on the subject. In 1996, his laboratory was moved to the University of Chicago, where he continued his work on defining and examining amifostine’s use as a genomic protector and inhibitor of genomic instability. This culminated in six US Patents (US # 5488042; 5567686; 5869338; 589191.46; 6984619; and 9877976) with the most recent being issued in 2018: US 9,877,976 “Methods and Compositions for Protection of Cells and Tissues from Computed Tomography Radiation.”
By leveraging decades of work from top universities, the U.S. Government, our SAB and world-renowned researchers, F3 has developed an amifostine-based opportunity to reduce the incidences of RIGDI and consequential predisposition to carcinogenesis in CT scan-treated patients.
AmiGuard CT not only offers protection against and repair of the harmful effects of RIGDI, it also holds the potential to make CT scanning a safer medical practice. Because of the licensing approach taken to secure our intellectual property, including, without limitation, patents and rights to clinical trial data and our collaboration with the University of Chicago, we have not incurred many of the significant costs normally required to develop a compound to this stage and with this level of potential. Through this capital-efficient, clinical research-driven approach, our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants.
Amifostine — Background
Amifostine was developed by the Antiradiation Drug Development Program of the U.S. Army Medical Research and Development Command at Walter Reed Army Research Institute as a radioprotectant for military use. Originally identified as WR-1065, its discovery stemmed from a classified development program initiated in 1959 to identify and synthesize drugs capable of conferring protection to individuals in radiation-laden environments. Approximately 5,000 compounds were synthesized and tested before arriving at one that could function consistently as a radioprotector. During this research and testing process, the important discovery was made that the toxicity of a radioprotectant compound could be greatly reduced if the sulfhydryl group was covered by a phosphate group. Amifostine’s unique polyamine-like structure, ability to cluster around DNA, and the attached sulfhydryl group (which destroys free radicals) demonstrated the compound’s interactive versatility in a range of cellular processes, making it a potential candidate for cytoprotection (the process by which chemical compounds provide protection to cells from harmful agents — such as radiation) and radioprotection. The drug was subsequently declassified and developed for clinical use in the protection of dose limiting normal tissue in patients against the damaging effects of radiation and chemotherapy.
Amifostine has undergone thorough safety and efficacy testing and has been approved by FDA, and other regulators worldwide, for several indications, with single doses as high as 910 mg/m2 approved for administration in the United States. The first amifostine indication was marketed as EthyolTM, and is now also available in generic formulations. FDA previously recommended an accelerated approval for EthyolTM based upon their unanimous conclusion that EthyolTM reduced cumulative renal injury in cancer patients. EthyolTM was designated as an Orphan Drug and was approved by FDA in 1995. A second indication was approved in June 1999 for adults only to reduce the incidence of moderate to severe xerostomia (a chronic dry mouth condition) in patients undergoing postoperative radiation treatment for head and neck cancer, where the radiation port includes a substantial portion of the parotid glands. FDA granted approval of this second indication in less than six months through an expedited approval pathway.
Amifostine has shown limited side effects even at the higher dosages currently employed. In the approved FDA label, the recommended starting dose of amifostine administered for the reduction of cumulative renal toxicity in chemotherapy at regular intervals over time is 910 mg/m2 or 1,875 mg. FDA-approved dose for the reduction of moderate to severe xerostomia from radiation of the head and neck is 200 mg/m2 or 412 mg. The conversions for amifostine to milligrams per dose are based on a BSA of 2.06 for an average size adult male in the United States.
In contrast to the current FDA-approved dosage, our proposed AmiGuard CT indication of amifostine utilizes a formulation containing 100 mg/m2 or less in a single or double dosage of the compound, which is far below (approximately 80 to 90% less) concentrations used in the indications currently approved by FDA. Our goal is to achieve regulatory approval for AmiGuard CT in the United States in the most expeditious manner possible, with our target timeline being within 18 to 24 months of submission of our drug application to FDA. Consequently, we intend to meet with FDA, and based on this meeting, expect to submit a drug application, pursuant to section 505(b)(2) of the FDCA, for FDA approval of the proposed indication for AmiGuard CT. Amifostine’s initial FDA approval of its first indication was for one 910 mg/m2 dosage under the 505(b)(1) pathway in 1995 for cytoprotection of the ovaries and kidneys against chemo and radiation during therapy. The second approved indication was for five 200 mg/m2 doses per week for seven weeks, was approved under the 505(b)(2) pathway and required only six months from filing to receive approval for the same cytoprotective properties and uses. Since our submission is for the same cytoprotective properties and uses, but at a smaller dosage of 100 mg/m2 or less given once before or after CT scan level radiation exposure (at a significantly lower doses than those currently approved by the FDA), our submission will be pursuant to the 505(b)(2) pathway. Section 505(b)(2) of the FDCA allows FDA to rely, for approval of an NDA, on data not developed by the applicant. Such an NDA contains full reports of investigations of safety and effectiveness, but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Such applications permit approval of applications other than those for duplicate products and permits reliance for such approvals on literature or a FDA finding of safety and/or effectiveness for an approved drug product. During the initial FDA approval process of amifostine at one 910 mg/m2 dosage, Phase I clinical studies demonstrated that at doses of 170 mg/m2, no adverse side effects were observed.
Published studies have been performed on adult patients to determine the toxicity of amifostine in combination with radiation therapy. There is at least one clinical trial that assessed the utility of amifostine as a chemoprotective agent to determine whether amifostine protects normal cells from the side effects of chemotherapy in children. Additional pediatric clinical trials have been performed that included amifostine as a chemoprotective agent in the treatment of cancer using multiple chemotherapeutic agents. Below are twenty key trials, research papers and data sources we are utilizing in creating our FDA submission. The supermajority of these publications have at least one of the SAB members as a contributor:
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Grdina, D.J., Murley, J.S., and Kataoka, Y., Radioprotectants: Current Status and New Directions;

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Grdina, D.J., & Murley, J.S., et al., Amifostine induces anti-oxidant enzymatic activities in normal tissues and a transplantable tumor that can affect radiation response;

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Grdina, D.J., & Murley, J.S., et al., DOS2-mediated effects induced by WR-1065 and low dose ionizing radiation on micronucleus formation in RKO human colon carcinoma cells;

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Khattab, M., & Albertini, R., et al., Frequencies of micronucleated reticulocytes, a dosimeter of DNA double-strand breaks, in infants receiving computed tomography or cardiac catheterization;

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Brenner, D.J., & Hall, E.J., Cancer risks from diagnostic radiology;

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Brenner, D.J., & Hall, E.J., Computed tomography — an increasing source of radiation exposure;

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Brenner, D.J., & Hall, E.J., et al., Estimated risks of radiation-induced fatal cancer from pediatric CT;

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U.S. Food and Drug Administration, Initiative to Reduce Unnecessary Radiation Exposure from Medical Imaging;

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Brenner, D.J., Low Radiation Doses: Small Risks? No Risks? Or Risks to Only a Few?;

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Muelepas, J.M., & Brenner, D.J., et al., Is there Unmeasured Indication Bias in Radiation — Related Cancer Risk Estimates from Studies of Computed Tomography?

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Murley, J.S., & Grdina, D.J., et al., Delayed radioprotection by nuclear transcription factor κB-mediated induction of manganese superoxide dismutase in human microvascular endothelial cells after exposure to the free radical scavenger WR1065;

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Grdina, D.J., Carnes, B.A., et al., Protection against Late Effects of Radiation by S-2-(3-Aminoprophylamino)-ethylphosphorothioic Acid;

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Grdina, D.J., Nagy, B., & Sigdestad, C.P., Radioprotectors in treatment therapy to reduce risk in secondary tumor induction

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Clark, S.J., Albertini, R.J., & Nicklas, J.A., HPRT mutations in human T-lymphocytes reflect radioprotective effects of the aminothiol, WR-1065;

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Grdina, D.J., Murley, J.S., and Kataoka, Y., Amifostine: mechanisms of action underlying ctoprotection and chemoprevention;

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Grdina, D.J., Ionizing Radiation;

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Dziegielewski, J., Murley, J.S., Grdina, D.J., et al., WR-1065, the active metabolite of amifostine, mitigates radiation-induced delayed genomic instability;

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Hofer, M., Falk, M. Komourkova, D., et al., Two New Faces of Amifostine: Protector from DNA Damage in Normal Cells and Inhibitor of DNA Repair in Cancer Cells;

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Oliai, C., & Yang, L., Radioprotectants to reduce the risk of radiation-induced carcinogenesis; and

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Boei, J., Vermeulen, S., Skubakova, M.M., et al., No threshold for the induction of chromosomal damage at clinically relevant low doses of X rays.

The Company has not had any direct conversations with the FDA regarding the 505(b)(2) pathway approval. The Company hired FDA consultants IQVIA and GreenLeaf for them to guide us based on their experience working at the FDA and with amifostine and processing eight to ten similar 505(b)(2) submissions like ours every year.
Molecular Structure
Amifostine is an organic thiophosphate cytoprotective agent, 2-[(3-aminopropyl) amino] ethanethiol dihydrogen phosphate (ester), with an empirical formula of C5H15N2O3PS and a molecular weight of 214.22. The amifostine drug substance is a white crystalline powder which is freely soluble in water. Injectable amifostine is supplied as a sterile, lyophilized powder requiring reconstitution with 9.7 mL of sterile 0.9% Sodium Chloride Injection (known as “USP”). Each single-use vial contains 910 mg/m2 of amifostine on the anhydrous basis. The reconstituted solution (910 mg/m2 amifostine/10 mL USP) is chemically stable for up to 5 hours at room temperature (approximately 25°C) or up to 24 hours under refrigeration (2°C to 8°C).
The polyamine-like structure of amifostine was found to be capable of protecting against and repairing the DNA damaging effects of ionizing radiation (and subsequent mutations) by attaching to the DNA and protecting healthy cells from free radicals. While shielding individual DNA strands from further damage, the attached sulfhydryl group continues to scavenge nearby free radicals, in turn protecting and repairing other portions from harm while shielding a specific strand. The drug was subsequently declassified and developed for clinical use in the protection of dose limiting normal tissue in patients against the damaging effects of radiation and chemotherapy. Amifostine’s structure and properties give it the potential to participate in a range of cellular processes, making it an important and exciting radioprotectant and cytoprotectant.
Mechanism of Action — Amifostine as a Genomic Stabilizing Agent
The underlying mechanism of action driving amifostine’s cytoprotective properties is its ability to scavenge free radicals. However, amifostine’s effects on preventing genomic instability are mediated not simply through a free radical scavenging mechanism but rather through its polyamine-like properties that allow it to electrostatically bind to both mitochondrial and nuclear DNA resulting in modifications of chromatin structure, gene expression, and protein activity. Specifically, amifostine and its metabolites affect and modify DNA condensation state, gene expression including oncogenes such as c-myc, anti-oxidant genes such as SOD2, anti-apoptotic genes, transcription factors such as NFκB, protein activity and phosphorylation status such as topoisomerase IIα. By exploiting these unique polyamine and enzymatic properties of amifostine, which are expressed at doses much lower than those associated with overt radioprotection, we can administer amifostine at lower doses than those required for overt radioprotection. Phase I clinical studies conducted during the initial FDA approval process of amifostine indicated that at doses of 170 mg/m2, no adverse side effects were observed. Our proposed dosage of 100 mg/m2 or less can readily be administered before, during and after routine CT diagnostic radiological procedures while delivering statistically significant protection against apoptosis (cell death).
Based on these studies and several existing FDA-approved indications, as well as over 30 years of human use, amifostine is considered to be a well-tolerated drug with a generally mild safety profile, meaning that it has generally been found to have positive therapeutic effects with minimal adverse side effects. We believe the new proposed indication will be effective in protecting against and remediating the effects of genomic instability and single and double strand chromosomal damage. Our proposed indication would be administered at a substantially lower dosage than what is currently approved by FDA for existing amifostine indications, and we expect it to address a large, unmet need for patients exposed to ionizing radiation during CT scans.
Our scientific data and prior FDA approvals support that amifostine is anti-clastogenic, anti-mutagenic and anti-carcinogenic at doses that are significantly lower than traditional cytoprotective doses. Based on our SAB’s research, we believe that amifostine administered up to three hours before or after radiation and/or cytotoxic exposure has the potential to provide significant protection against mutagenesis and aide with the fidelity of repair of a mutated cell and/or reversal of a micronuclei formation. Specifically, our SAB’s data demonstrates that at a significantly lower dose of amifostine (as low as 40 mg/m2), as compared to the current FDA-approved 910 mg/m2 per dose, achieves both mutagenesis protection and repairs damaged cells and enhances the fidelity of repair, as demonstrated by reduction or reversal of micronuclei formation. A study by Dr. Murley and Dr. Grdina focusing on the SOD-mediated effects induced by WR-1065 demonstrated that amifostine has two mechanisms of action: immediate, which prevents primary damage, and delayed, which upregulates the anti-oxidant response. According to Dr. Murley and Dr. Grdina’s research, the amifostine-induced delayed response resulted in a reduction in genomic damage and instability, or resistance to mROS. Amifostine protects against radiation and repairs damaged cells by halting the process cells utilize to quickly and incorrectly repair themselves. Amifostine’s ability to prevent the incorrect repair process allows enough time for the body to heal properly. Additionally, a study done by Dr. Albertini and Dr. Nicklas on WR-1065 and its protection against ionizing radiation-induced deletions of the HRPT gene, concluded that HRPT, or the “Reporter Gene,” is a non-lethal gene that behaves like a cancer gene and is a marker for mutations and the fidelity of DNA repair. The HPRT gene mutation testing is a notable tool that detects genotoxic substances and allows for the isolation and screening for inducible mutation types. While micronuclei and mutation formation can be considered as biomarkers for carcinogenesis, they also be considered endpoints for genomic instability and chromosomal damage. Additional studies conducted by Drs. Mettler and Grdina, as well as the Company’s approved U.S. Patent #9,877,976, further support the effectiveness of amifostine. Dr. Mettler’s study, “Effective Doses in Radiology and Diagnostic Nuclear Medicine: A Catalog,” demonstrated the effective doses of radiation from a single CT scan range rom 2-33 mSV, and each incremental mSv of ionizing radiation increases the lifetime attributable risk of fatal cancer by 0.005% and for all cancers by 0.01%. Dr. Grdina’s study, titled “Carcinogenesis,” showed that while significant WR-1065 doses are required for cell survival, mutagenesis protection in surviving cells is achieved at doses much lower than those currently approved by the FDA. Another study conducted by Dr. Grdina showed the results of protection by WR-1065 when administered before and after radiation exposure. Dr. Grdina’s results showed that WR-1065 prevented cell killing when given before exposure and dramatically reduced mutations among surviving cells. When administered after exposure, WR-1065 dramatically reduced mutations among surviving cells. When given both before and after radiation exposure, WR-1065 also dramatically reduced mutations among surviving cells. The Company’s approved U.S. Patent #9,877,976 further supports amifostine’s protection by showing that WR-1065 given either 30 minutes before or 30 minutes after 2Gy of radiation exposure were statistically equally effective to prevent micronuclei, with a p-value of 0.048 administered 30 minutes before and a p-value of 0.018 when administered after.

Since the safety of amifostine at higher doses than the proposed dose for AmiGuard CT has been established, the goal of a number of F3’s studies has been to demonstrate efficacy at lower and lower doses of amifostine. Studies have shown that doses as low as 40 mg/m2 of amifostine given thirty minutes after exposure to 2 mGy of radiation can repair damaged cells and enhance the fidelity of repair as demonstrated by micronuclei formation. AmiGuard CT, delivered at 40mg/m2, effectuates both protection against RIGDI and damaged cell repair at a significantly lower dosage than the current FDA-approved dosage of amifostine as demonstrated by both mutagenesis and micronuclei formation (two critical endpoints). In a study conducted by Dr. Grdina, WR-1065 was administered to patients’ blood before radiation exposure, after radiation exposure and both before and after radiation exposure. When administered before radiation exposure, WR-1065 protects against cell killing, mutations and genomic instability. When administered after radiation exposure, WR-1065 protects against mutations and genomic instability, allowing damaged cells to be repaired. When given both before and after radiation exposure, WR-1065 dramatically reduces mutations among surviving cells. However, when not administered any WR-1065, there was no prevention of cell killing and no reduced mutations among surviving cells. Additional studies further substantiate the results of the study. Specifically, one study conducted by Dr. Kataoka, which compared y-H2AX formation between radiation with and without WR-1065, demonstrated a statistically increased reduction of y-H2AX formation at various radiation doses. Another study performed by Dr. Grdina also showed that WR-1065 has a dose response for radiation, which means, at a certain point, it has a long-lasting effect without the need to increase dosage to have a better response. When comparing lower and higher amifostine dosage amounts, the same level of protection and repair (efficacy) is demonstrated, suggesting that dosage administration should correlate to the amount of radiation to which cells are exposed. Effectively, lower doses of radiation exposure would require lower doses of amifostine to protect against and repair damage caused by such radiation.
The lowest “P” value above shows the smallest percent of cells with micronuclei, which corresponds with amifostine 40mg/m2 given 30 minutes after exposure to ionizing radiation. Amifostine’s protection in individuals is optimally associated with a small single or double dosage of the compound, taken in doses that are 80 to 90% less than the doses used for adults for the current FDA-approved indications.
CT Scans: Background and Market
As discussed, CT scanning is an extremely informative diagnostic technique with a wide range of clinical applications. CT scans use powerful x-ray equipment to create detailed pictures, or scans, of areas inside the body. Because of the significantly-reduced imaging time relative to other techniques (such as MRI), CT scanning is typically suitable for all age groups, including children, without the need for anesthesia or sedation to allow complete imaging to take place. The use of CT diagnostic imaging continues to increase throughout the world as a method to identify and monitor internal disease, assess injuries, and facilitate therapeutic interventions by monitoring the progress of localized and systemic treatment procedures.
Studies estimate that for every 1,000 people in the United States, approximately 245, or nearly 25%, have at least one CT scan per year. In the past, scientists postulated that radiation doses associated with CT scans were too low to produce any detrimental health effects. Contrary to this belief and as recently as June 2019, FDA has stated that CT scans expose patients to low doses of ionizing radiation, which may elevate patients’ lifetime risks of developing cancer. In fact, the results of numerous studies suggest that, cumulatively in patients, for every 100 mSv (a unit of absorbed radiation) of ionizing radiation exposure, cancer risk is consequently increased by one percent. CT scans cause an average of 2 to 33 mSv of ionizing radiation exposure per scan, depending on the procedure. Certain studies exceed 100 mSv, the lifetime exposure limit recommended by the American College of Radiology. This means that a patient’s cancer risk can increase up to one percent from receiving just three or fewer CT scans, though any ionizing radiation exposure increases a patient’s risk of RIGDI and predisposition to carcinogenesis.
Since the introduction of the first CT scanning unit in 1972, both the use of CT scans and concerns about the potential damaging health effects of ionizing radiation exposure have grown exponentially and in parallel. The use of CT scans to screen and diagnose patients for a number of health problems has risen exponentially in the United States alone from about 3 million procedures in 1980 to over 70 million procedures in 2008. According to the 2019 CT Market Outlook Report conducted by the IMV Medical Information Division, there were an estimated 91.4 million annual CT scans (of which between five and nine million are administered on pediatric patients per year) in the United States alone in 2019; it is predicted that these

91.4 million CT scans will give rise to approximately 36,818 new cancers. Of the 91.4 million CT scans, according to Dr. Meulepas and Dr. Brenner, approximately 39.4% were for the abdomen and 18.2% were for the chest, totaling 33.17 million scans. At a relatively low sale price of $250 per dose, if multiplied by the 33.17 million chest and abdominal scans, it equates to an annual market size of approximately $8.3 billion. Complicating the problem, recent studies note that many patients receive two CT scans at one session, one with a dye contrast agent and one without. The national average for these double scans is about 5.4% of CT scans — roughly 4.9 million of all patients being evaluated by CT diagnostics. On average, approximately five to nine million pediatric patients receive at least one CT scan per year, with CT scan utilization increasing at approximately 10% per annum.
Health Effects of CT Scans
Low dose ionizing radiation utilized by CT scans to produce images of biological structures has been shown to induce genomic instability, resulting from DNA and chromosomal damages expressed as DNA breaks (as measured by γH2AX, a molecular marker of DNA damage), chromosomal breaks, and loss of chromosomal material through micronuclei formation. If unrepaired or repaired incorrectly, genomic instability can lead to mutations and transformation of exposed normal cells into abnormal cells, the beginning stage of carcinogenesis. Intracellular free radicals created by CT scan radiation exposure are the causative agent in the induction of genomic instability expressed as persistent DNA and chromosomal changes (i.e., RIGDI).
A single CT chest scan can deliver more than 350 times the radiation of a standard chest x-ray. For example, on the higher end, typical CT angiogram doses can vary from approximately 5 to 33 mSv per CT scan. A recent study concluded that the mean dose of ionizing radiation absorbed by CT scan patients is approximately 12 mSv. While the risk of cancer induction by a single CT scan is calculated to be low, it is not zero. This is a reflection of the current Nuclear Regulatory Guidelines used in the United States and around the world that are based on the universally accepted linear non-threshold dose-response model which, itself, is based on the presumption that there is no safe dose of ionizing radiation exposure with respect to genomic and/or chromosomal damage induction and the subsequent elevation in cancer. In fact, data supported by numerous CT scan radiation delivery studies suggests that for every 100 mSv of radiation exposure to which a patient is exposed, cumulatively, that patient’s cancer risk is increased by one percent. In contrast to many radiological procedures where technological advancements have reduced the total radiation dose, CT screening has necessitated the use of higher and higher doses of radiation to achieve the high degree of resolution for which this technique is noted. Thus, in a world with increasing mass diagnostic radiological screenings of presumably disease-free individuals, there is a resultant need for the development of a product to enhance the genomic safety profiles of CT scans as currently used.
The last 30 years have seen a twenty-fold increase in the use of CT scan examinations. CT scanning is now the greatest source of collective radiation exposure in the U.S., and approximately 75% of radiation exposure (excluding background sources) in the U.S. is attributed to CT scanning. It is well substantiated that exposure to radiation leads to carcinogenesis, and recurrent scanning yields cumulative exposure and increased cancer risk. An estimated 1 in 270 women and 1 in 600 men who undergo a CT coronary angiography at age 40 will develop cancer from just that CT scan alone; the risk at age 20 is estimated to be roughly twice as large. Approximately 29,000 future cancers are estimated to emerge from the CT scans performed in the U.S. in the year 2007 alone. Data from that same year from Brigham and Women’s Hospital at Harvard Medical School revealed substantial rates of recurrent CT imaging, with 33% of patients having undergone more than five CT scan examinations, and 5% of patients having undergone at least 22 CT examinations in their administrative databases. 15% of patients received cumulative radiation doses in excess of 100 mSv, a level where there is clear and convincing epidemiologic evidence of increased cancer risk. Four percent received cumulative exposures of 250 to 1,375 mSv. Of these multiple scans, more than 70% were comprised of examinations of the chest, pelvis, and abdomen, with 7.5 mSv of radiation exposure attributed to each of those scans; however, other studies have observed mSv exposure ranges as high as 22 to 33 mSv for each of those same scans. This suggests that the exposure estimates could actually be underestimated by more than 400%. Research by Dr. Berrington de Gonzalez and Dr. Brenner published in the American Journal of Roentgenology and the Archives of Internal Medicine, a journal published by the American Internal Medicine, has shown that 100 mSv of cumulative radiation exposure delivers a 1% increase in cancer risk. According to Dr. Berrington de Gonzalez, while the overall lifetime risk of cancer increases by 0.01% per mSv of exposure, the exposure of 100 mSv increases the cancer risk by 1%. The report reviewed the process of radiation carcino-genesis and literature focusing on the risks and benefits of CT for cancer screening. The data suggested a small, but real risk of radiation-induced malignancy from CT that could become significant with the widespread use of CT-based screening. All indications suggest that radiation exposure from CT scans represents a major public health issue and a significant unmet medical need.
As reported by the National Cancer Institute, approximately five to nine million CT examinations are performed annually on children in the United States. While CT scans are a powerful medical imaging method, they have been estimated to produce an increase in the probability of cancer mortality due to ionizing radiation exposure. Ionizing radiation exposure during childhood is known to result in an even higher risk of detrimental radiation-induced health effects than exposure later in life, and genomic damage can even be passed down through reproduction as affected patients mature. In addition, given the remaining post-scan life expectancy of pediatric patients than their adult counterparts, greater time exists for genomic damage to be perpetuated as ionizing radiation-affected cells multiply. The estimated lifetime cancer mortality risks attributable to radiation exposure from a single CT scan in a one-year-old is an increase of 0.18% (abdominal) and 0.07% (head). This is an order of magnitude higher than comparable scans in the adult population, demanding more judicious protocols with respect to CT scans used on pediatric patients.
The most common cancers caused by radiation exposure to CT scans are believed to be lung cancer, colon cancer and leukemia, with pediatric and female patients considered to be more at-risk of cancer development. While the risk of cancer from CT radiation exposure is still very low compared to the background risk of dying from cancer, if the statistics for the current number of CT scans are extrapolated, the additional rise in cancer mortality could increase by more than 25%. This highlights the dire medical need for the development of products and compounds that can enhance the genomic safety profile of CT scans as currently employed in the broad population.
In light of the above concerns, FDA’s Center for Devices and Radiological Health launched an Initiative to Reduce Unnecessary Radiation Exposure from Medical Imaging in 2010 and held a public meeting on Device Improvements to Reduce Unnecessary Radiation Exposure from Medical Imaging (March 30-31, 2010). These efforts were in response to increasing awareness of the risks faced by patients following exposure to ionizing radiation from medical imaging highlighted in the National Council on Radiation Protection and Measurements Report No. 160 and safety concerns highlighted in FDA’s Safety Investigation of CT Brain Perfusion Scans.
General concerns over patient exposure to seemingly low doses of ionizing radiation, coupled with the increasing number of patients exposed to such ionizing radiation, has led to increased concerns in the field of diagnostic radiology regarding the development of new cancers in the population. The potential adverse health effects of pediatric CT scans have similarly become an important topic of concern in radiologic protection. Recent scientific studies directly assessing the health effects of pediatric CT scanning suggested an increased risk of leukemia and brain tumors related to multiple CT scan exposures in pediatric patients. CT scan exposure during pediatric development is known to entail a higher risk of radiation-induced health effects than exposure later in life because childhood exposure is linked to greater genomic instability and chromosomal damage, together with a longer lifespan for cell division. Thus, the genomic damage or instability caused in pediatric patients will likely have a longer-term effect on such patients as their hormonal and physical systems mature. Impacted pediatric patients could even pass down genomic damage or instability to future generations. A solution to this growing risk of RIGDI and its carcinogenic consequences, which pose a generational threat, is a critical medical need.
Scientific models suggest that up to two percent of all future neoplasms in the general population of the United States could be attributable to CT scanning. In the United States alone, approximately five to nine million such scans are being administered on pediatric patients. Consequently, it is important that pediatric CT scans are properly indicated and performed and that the resulting radiation doses are very closely monitored.
Observed results indicate that a delivered effective dose (a dose of absorbed radiation) of ionizing radiation from a single CT scan can range from 2 to 33 mSv. For each dose of ionizing radiation typical of CT scans, data suggests that a patient’s relative cumulative risk of RIGDI, and potentially cancer, is increased.

While data suggest that overall lifetime cancer risk increases by approximately 0.01% per mSv of ionizing radiation exposure, a notable increase in lifetime risk is exhibited when such exposure occurs at a younger age. This heightened risk of cancer levels off on average between a patient’s mid 30’s and late 50’s and continues to decrease with age at the time of exposure. Modern medicine has proven that genomic instability and damage (i.e., RIGDI) leads to enhanced carcinogenic risk and can be induced by low and relatively non-lethal radiation doses such as those used in diagnostic radiation procedures, particularly diagnostic CT imaging, being administered over time.
The F3 Solution
Based on approximately 30-plus years of research by our SAB to support our plan for AmiGuard CT, we are confident in proposing a new amifostine indication that will serve as a genomic stabilizing agent with the primary purpose of protecting and repairing normal cells and tissues against genomic instability and chromosomal damage resulting from ionizing radiation exposure from CT scans. AmiGuard CT, at amifostine dosages of 100 mg/m2 or less, will be at a substantially lower dosage amount than the current FDA-approved dosage of 910 mg/m2. In addition, AmiGuard CT would be administered to patients once or twice during a single appointment, a far more efficient treatment than the current medical practice of patients receiving daily administration of amifostine over the course of a seven-week treatment plan. Modern medicine has proven that RIGDI leads to enhanced carcinogenic risk, and further, that RIGDI is induced by low and relatively non-lethal radiation doses such as those used in diagnostic radiation procedures, particularly diagnostic CT imaging.
The use of amifostine before or after CT scan level radiation exposures at doses significantly lower than those required to prevent cell death has been proven to provide protection against the formation of free radicals associated with RIGDI, which can otherwise result in harmful side effects such as chromosomal damage, micronuclei formation, mutation induction, and cancer incidence, as seen in test animal systems. Amifostine not only directly interacts with the DNA of cells to prevent RIGDI, but also induces an anti-oxidant effect that can persist for hours or days through the stimulation of production of a normally occurring cellular anti-oxidant, manganese superoxide dismutase (MnSOD), to further minimize and control the production of persistent elevated levels of radiation-induced reactive oxygen species (ROS). The production of MnSOD and control of radiation-induced ROS production can further protect against the development of genomic instability and its long-term consequences. Through the use of our proprietary technology, the inherent deleterious risks of CT scan-associated radiation will be mitigated by low, well-tolerated doses of amifostine to enhance the genomic safety profile of CT scan imaging.
While amifostine has been approved by FDA for use for certain indications at a higher dose (910 mg/m2), there are no similar approvals for the proposed new indications covered by our patents, and none at our anticipated lower dosage of 100 mg/m2 or less. During the clinical studies to support the initial FDA approval process of amifostine, conducted by the University of Pennsylvania School of Medicine in Philadelphia, PA and the Cancer and Research Treatment Center of the University of New Mexico in Albuquerque, NM as well as a clinical team led by Dr. Todd Wasserman of the Department of Radiation Oncology at Washington University in St. Louis, MO, no adverse side effects were observed in patients treated with amifostine at doses of 170 mg/m2. The daily administration of smaller doses of amifostine that require less than the full volume of FDA-approved dosage, including at a dose of 200 mg/m2 throughout the course of treatment (up to approximately 35 fractions administered over up to seven weeks) has also been shown to be safe. This existing FDA approval is based on the ability of relatively high doses of amifostine to protect against ionizing radiation-induced cell damage and subsequent deleterious impact on organ function. Our research has also demonstrated that amifostine protects against the induction of genomic instability and chromosomal damage at significantly lower doses than those that are currently approved by the FDA for use in connection with the side-effects of certain cancer treatments and radiation therapies, which indicates a different mechanism of action than the current FDA-approved amifostine indications. In particular, our research demonstrates that AmiGuard CT facilitates and enhances the fidelity of chromosomal damage repair, reducing the frequencies of x-ray and neutron-induced chromatid breaks and exchanges by 30 to 50%, and both protects and repairs against:
•
Radiation-induced DNA damage (both single strand and double strand breakage);

•
Micronuclei formation through direct action, as well as indirectly through the drug’s ability to activate the transcription factor NFκB (which induces the gene expression and action of MnSOD, a key enzyme that helps break down potentially harmful molecules in cells, helping to prevent cell damage);

•
Mutagenesis at the hypoxanthine guanine phosphoribosyl transferase (“HPRT”) reporter gene (as defined in the “Glossary” section below) locus following exposure to both low and high linear energy transfer (“LET”) radiations as well as geno-toxic chemical agents;

•
Transformation induction, a model of carcinogenesis development, under in vitro conditions; and

•
Carcinogenesis development in rodents exposed to either low LET x-rays or high LET neutrons.

By exploiting the unique polyamine and enzymatic properties of amifostine that are expressed at doses substantially lower than FDA-approved indications, our research indicates that we can administer AmiGuard CT in a double dose at 100 mg/m2 or less, 60 minutes before and up to three hours after a patient is exposed to a CT scan while continuing to maintain amifostine’s protective safeguards against RIGDI.
Another important distinguishing feature of our novel AmiGuard CT is the prevention of genomic instability consequences, such as formation of micronuclei, chromosomal damage, and HPRT mutagenesis. Prevention can be achieved by administering substantially lower doses of amifostine than are required for protection against high dose radiation therapy, as in the aforementioned renal and parotid salivary indications, which were approved by FDA and which served as the original targets for clinical amifostine development. Our research further indicates amifostine’s ability to protect against genomic instability induced by low dose ionizing radiation exposure is apparent regardless of the age of the exposed individual.
A University of Chicago clinical trial studying AmiGuard CT for the prevention of genomic damage showed promising results and no overt safety concerns (meaning there were no reported statistically significant serious adverse side effects or events during the study). Not only did the clinical trial indicate no serious adverse side effects of a statistically significant magnitude, but both of the pre-specified endpoints were met. These clinical results showed:
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A decrease in DNA breaks (as measured by γH2AX, a molecular marker of DNA damage) by up to 54% following ionizing radiation exposure with low doses of cytoprotectants;

•
A fivefold decrease in mutation that would otherwise occur with treatment of low dose cytoprotectants in human blood lymphocytes;

•
Significantly lowered mortality rates and longevity in mice subject to ionizing radiation when treated with low dose cytoprotectants;

•
Reduced risks of genomic instability and resultant predisposition to carcinogenesis from repeated exposure to CT ionizing radiation; and

•
Reduced non-lethal chromosomal mutations from CT ionizing radiation.

AmiGuard CT has shown significant improvement in mortality rates and longevity during both pre-clinical trials with mice and with human blood trials regarding exposure to ionizing radiation.
Strengths and Competitive Advantages
Large Market Opportunity for an Effective Solution
In contrast to many radiological procedures where advancements in technology have allowed for a reduction in the total dose of radiation, the development of CT scan screening has necessitated the use of higher and higher doses of radiation to achieve the high degree of resolution for which this technique is noted. Complicating the problem, it has recently been noted that many patients receive multiple abdominal CT scans at one setting, one with a dye contrast agent and one without. The market for methods to prevent genomic and chromosomal damage from CT scans presents a significant unmet medical need, resulting from more than 91.4 million annual scans (approximately five to nine million of which are given to pediatric patients) in 2019 in the U.S. alone. As mentioned, data projections suggest that these 91.4 million CT procedures will give rise to approximately 36,818 new cancers annually. While CT scans are a powerful medical imaging method, they have been estimated to produce an increase in the probability of cancer mortality due to radiation exposure. However, recent direct assessment of the health effects of pediatric CT scanning through observational studies suggests an increased risk of RIGDI leading to incidence of leukemia and brain tumors related to multiple CT scan exposure in children. Ionizing radiation exposure in childhood is known to entail a higher risk of radiation-induced health effects than such exposure later in life because childhood exposure naturally occurs at a time the human cellular development when cells are actively growing and multiplying, increasing the risk that ionizing radiation-affected cells will multiply.
Presently, we are not aware of any pharmaceutical treatment approved in the U.S. that addresses the needs of patients who require protection against low dose ionizing radiation from a CT scan. We believe that an important factor in the expected rapid uptake of our AmiGuard CT indication in the market will be the over two decades of history of amifostine as an FDA-approved compound, demonstrating that amifostine itself is a useful and reliable treatment for target patients. We believe this factor, combined with our scientific data supporting the effectiveness and safety of a significantly lower dose approach for AmiGuard CT will position us to capitalize on satisfying the substantial market need for a low dose radioprotectant. Our approach, if approved by FDA, will protect against and reduce the effects of ionizing radiation to which patients may be exposed during CT scans. We believe the AmiGuard CT solution will benefit both the patients that receive CT scans, as well as the CT radiologic imaging industry as whole. Our solution would allow patients to be less worried about being exposed to low doses of radiation while still receiving all the benefits of the data obtained from a CT scan. We believe that the total potential market for our initial chest and abdominal indications of AmiGuard CT would be approximately $8.3 billion annually in the U.S., assuming a relatively low price per dose ($250), with pediatric patients potentially accounting for $1.7 billion of the potential annual revenue at a minimum. However, in order to commercialize and market AmiGuard CT in the U.S., we must first obtain regulatory approval by demonstrating through clinical trials that AmiGuard CT is safe and effective for use.
Prior Work of Universities and our Ability to Leverage Relationships Creates Cost Efficiencies
At the core of our F3 Portfolio of Assets, we have a worldwide, exclusive license to amifostine-related intellectual property developed at the University of Chicago by Dr. Grdina and Jeff Murley, who has focused his professional research at the University of Chicago on developing new effective strategies to prevent therapy-induced secondary cancers in patients having a good prognosis and a relatively long-life expectancy following treatment. Dr. Grdina has spent almost four decades focusing his research efforts on amifostine and its treatment benefits as a cytoprotectant. Dr. Grdina’s work has culminated in six U.S. Patents (US # 5488042; 5567686; 5869338; 589191.46; 6984619; and 9877976) with the most recent being issued in 2018: US 9,877,976 “Methods and Compositions for Protection of Cells and Tissues from Computed Tomography Radiation.”
By leveraging decades of work from top universities, the U.S. Government and world-renowned researchers, including their preclinical studies and accumulated research and data, we believe we have established a significant drug development opportunity at a fraction of the up-front capital commitment of similarly-situated drug development companies. Our highly efficient approach to building our company and business model, which has included securing intellectual property through licensing and collaborating with the research institutions responsible for our key licenses, (i.e., the University of Chicago), and the fact that amifostine itself has been FDA-approved in at least some indication since 1995 (and has undergone over 100 clinical trials), have helped us avoid incurring many of the significant costs that would normally be required to develop therapeutic treatments to the point of being ready to commence clinical trials required by FDA or other government regulators. Other companies undertaking similar business pursuits oftentimes need to spend tens of millions of dollars or more to successfully execute a similar business model to what we are undertaking. Based upon current information and depending on what the regulatory authorities may require to secure marketing authorization, we estimate that we will require approximately $6 million for AmiGuard CT’s Phase 2B/3 clinical trial(s) (not including company overhead) for the next 18 months.
Known, Well-Tested Drug Has Shown Favorable Results in Radiation Protection and Remediation Uses
Amifostine was first approved by FDA in 1995 as a solution to reduce the cumulative renal toxicity associated with repeated administration of cisplatin (chemotherapy) in patients with advanced ovarian cancer or non-small cell lung cancer. The active ingredient in our compound has undergone thirty years of safety and efficacy testing, has been approved for several indications worldwide, with single doses as high as 910 mg/m2, and has shown limited side effects even at the higher dosages currently on the market. In contrast to the current FDA-approved indication amounts, our proposed AmiGuard CT indication utilizes a formulation containing 100 mg/m2or less in a single dosage of the compound, which is far below (approximately 80 to 90% lower) concentrations used in the indications currently approved by FDA.As discussed previously, amifostine has been clinically tested in over 100 clinical trials and has not been found to show dangerous side effects when administered at much higher levels than our proposed indication. In addition to the pursuit of our first indication, we also believe our proposed amifostine compound may lend itself to additional indications for low dose, ionizing radiation protection.
Our Substantial Proprietary Stable of Intellectual Property and Protection from Competition
We currently hold two or more worldwide, exclusive licenses to two patent families that provide us with the ability to exclude potential competitors from practicing the claimed inventions, such as the use of amifostine to treat low dose radiation exposure. Our licensed patent estate is expected to provide us patent protection through 2032, plus possible extensions. We believe our licensed patents will protect AmiGuard CT from any competitor that attempts to bring to market a drug dose at or near a similar amifostine dose for treatment and protection of low dose radiation exposure from a CT scan.
Experienced Leadership
As discussed above, our management team, SAB and board of directors have extensive experience in pharmaceutical development, clinical trials and regulatory approval processes, drug commercialization, financing capital-intensive projects, managing capital, and developing new markets for pharmaceutical products. This broad range of deep industrial knowledge is coupled with scientific advisors who are preeminent authorities in the key areas of study surrounding our lead product candidate, AmiGuard CT, as well as the fields related to our business model for AmiGuard CT, including medicine, physics, radiation biophysics, radiation physics, pathology, radiation oncology, and adult and pediatric oncology. Taking all of this together, we believe we are uniquely positioned to successfully develop and commercialize AmiGuard CT consistent with our vision and execution strategy.
Mission; Near- and Long-Term Strategies
Our vision is to create the world’s leading biopharmaceutical platform for cytoprotectants and radioprotectants to address a significant unmet medical need: protecting the nearly 91.4 million patients and counting annually in the U.S. alone who receive at least one CT scan per year against the increased risk of RIGDI and predisposition to carcinogenesis. Our business strategy is focused on developing and commercializing our lead investigational drug candidate, an intravenous formulation of low dose amifostine (AmiGuard CT), for protection against RIGDI and its deleterious effects stemming from CT scans. Our strategy for obtaining regulatory approval will follow an agreed-upon approach by F3 in concert with our regulatory consultants, following a meeting to discuss the steps necessary to define the scope of the indication, agree on clinical endpoints and discuss any additional requirements for clinical research. We subsequently plan to continue research and development efforts and pursue additional, expanded amifostine indications as well.
Our goals in executing this strategy are to keep capital requirements to a minimum, expedite product development, utilize clinical research and manufacturing expertise that will advance product development, approval and eventual market uptake of our product, and rely on a well-defined and carefully executed intellectual property strategy in order to position AmiGuard CT with long-term, defensible, competitive advantages. Execution of this strategy may include seeking funding from partners and collaborators when available on terms we believe to be favorable to us.
Our near-term strategy includes:
•
Expanding research on the existing efficacy data for amifostine.

F3 and our third-party regulatory experts, which include ex-FDA consultants and former leaders within the Office of Drug Evaluation for the Center of Drug Evaluation and Research, intend to meet with FDA to discuss our proposed new indication for AmiGuard CT and agree on meaningful clinical endpoints. We expect to report on key efficacy data established to date, and will commence any necessary, additional clinical research following the outcome of our meeting with FDA. We expect to report topline data from any new pivotal trials as early as six months into the study, and expect FDA to commence review of this data prior to study completion.
•
Obtaining regulatory approval for our lead product in the United States.

We intend to supplement existing research and data and commence any necessary clinical trials in order to demonstrate the safety and efficacy of AmiGuard CT. Any such clinical trials will be discussed and agreed upon by FDA, in order to support the proposed indication for our drug product. We intend to conduct these trials using a proposed surrogate or intermediate clinical endpoint to demonstrate protection RIGDI. For example, one option could include drawing blood from volunteers before and after an AmiGuard CT injection, and irradiating half of each specimen (before and after AmiGuard CT blood drawn) at a CT dose, one option is to measure the GIM as a proposed surrogate endpoint. Using an assessment of the rise in GIM caused by the radiation in the radiated blood, with and without AmiGuard CT, such a proposed study would seek to demonstrate a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood. Any data from the clinical trials requested by FDA that supports our proposed indication, will be included in an application for submission to FDA, which in accordance with an agreed upon plan with FDA. We may also be required to conduct additional clinical trials to support our application, which we intend to manage in the United States. Our strategy for obtaining regulatory approval will follow an agreed upon approach by F3, our regulatory consultants, and FDA, in order to ensure that we are closely aligned with the expectations of FDA.
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Prosecuting and expanding our intellectual property and product portfolio.

We have acquired rights to a promising drug candidate and made a significant investment in the development of our licensed patent portfolio to protect our technologies and programs, and we intend to continue to do so. We have obtained exclusive licensing rights to a patent family directed to therapeutic and diagnostic methods related to our AmiGuard CT platform. The licensed patent family includes one issued U.S. patent, one pending U.S. patent application, one granted European patent, and one pending European patent application covering AmiGuard CT. The granted European patent is in the process of being validated (and thus enforceable) in eleven national jurisdictions across Europe. Divisional and continuation applications to expand the coverage have also been or are scheduled to be filed in certain jurisdictions, including Europe. We intend that product portfolio expansions will be focused on the promising cytoprotection treatments and/or late-stage clinical assets.
•
Evaluating the additional use of our product candidate in other indications.

In addition to focusing on low dose ionizing radiation exposures from CT scans, we plan to conduct additional research and development in order to investigate additional uses and indications for AmiGuard CT. We believe we will be able to undertake these additional research and development efforts with minimal additional cash cost to our company by utilizing and leveraging our relationships, academic partnerships, potential grants, human laboratory studies and/or non-clinical studies. Many of these opportunities are already identified with expected intellectual property filings forthcoming.
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Maximizing commercial opportunity for our technology.

The market to prevent RIGDI caused by CT scans presents a significant unmet medical need and is the result of more than 91.4 million annual scans (approximately five to nine million of which (at least) are administered to pediatric patients) in 2019 in the U.S. alone. We believe that an important factor in the expected rapid uptake for our new indication in the market is the twenty-plus years of FDA history with amifostine combined with our scientific data and significantly lower dose approach for our lead product AmiGuard CT. Our approach, if approved by FDA, will protect and reduce the effects of ionizing radiation resulting from CT scans. We believe our solution will benefit both the patients that receive CT scans, as well as the to the radiology and broader medical industry as whole. Our solution would allow patients to be less worried about being exposed to low doses of radiation while receiving all the benefits of the data obtained from a CT scan.

•
Managing our business with efficiency and discipline.

We believe that we have efficiently deployed our capital and human resources to date, and will continue to do so, to develop and acquire product candidates and programs and create an increasingly broad intellectual property portfolio. We operate cross-functionally and are led by an experienced management team with backgrounds in developing drug product candidates. We use proven project management techniques to assist us in making disciplined strategic program decisions and to attempt to limit the risk profile of our product pipeline.
The clinical development plan for AmiGuard CT can be described as a multi-step, research and clinical trial-driven development (as agreed upon by FDA or other government regulators) strategy in which we expend limited resources to achieve the significant value inflection point of data in our primary indication of AmiGuard CT. With a successful clinical trial and the risk reduction associated with that success, we would then be ready to conduct any additional trials, as necessary, to seek approval in the U.S.
AmiGuard CT — Clinical Development Strategy
As discussed herein, significant preclinical and clinical research has already been completed for amifostine, dating back decades. The research and development efforts that supported the initial approvals for amifostine in the 1990s have been extensively expanded upon by our scientific experts, backing continued development of our proposed indication. It is possible that limited additional clinical research will be required to demonstrate efficacy (i.e., preventing RIGDI as result of CT scan radiation exposure) to effectuate approval for this indication. We are prepared to commence additional research and development efforts, and perform additional clinical trials, as required by FDA or other government regulators, in order to demonstrate the efficacy of AmiGuard CT in patient populations at the greatest risk from ionizing radiation. We believe that the data from these trials will support our decision to advance AmiGuard CT’s development.
Specifically, in the United States market, we will consider undertaking the above-noted strategic development steps (including undertaking research to demonstrate AmiGuard CT’s efficacy), and are prepared to perform additional clinical trials as required by relevant regulators. We expect that these additional research and clinical development efforts will focus on agreed-upon endpoints discussed during a meeting with FDA to discuss the scope of our indication, as well as FDA’s expectations for providing satisfactory safety and efficacy data to support these clinical endpoints. We believe that the data from these anticipated clinical trials, along with the data from our previous clinical and scientific trials will provide a basis for us to expeditiously file for regulatory approval in the United States.
Preclinical Trials and Research at the University of Chicago
The Company currently controls the intellectual property underlying AmiGuard CT through two or more exclusive, worldwide licenses obtained through its partnership with the University of Chicago, which includes one issued U.S. patent, two pending U.S. patent applications, one granted European patent application, and one pending European patent application. Dr. Grdina, the leading amifostine researcher at the University of Chicago and one of the leading experts globally and co-chair of our SAB, has conducted over 70 clinical and research trials focusing on the efficacy of amifostine as a radioprotectant against radiation-induced damage caused by CT scans.
Amifostine at a low dosage has been used in dozens of research trials over the last 40 years. Both preclinical and clinical studies conducted by several universities and hospitals have shown positive data supporting the use of amifostine to reduce the incidence of genomic damage from CT scans in children.
Several clinical studies have been conducted to date that demonstrate that AmiGuard CT is a promising treatment for and cytoprotectant against exposure to low dosages of ionizing radiation for both pediatric and adult patients. Highlighted in the discussion below are key findings from these studies that support the safety, protection and appropriate dosage levels for AmiGuard CT. We expect these findings to play a key role in supporting the application for our proposed indication, and to provide the basis for the design of any additional clinical studies:

1)
In several dozen clinical studies, amifostine was well-tolerated and safe, with a mild side-effect profile when administered to patients. Overall, the types of adverse events reported across these multi-week clinical studies appear similar to those outlined in the package insert for the approved indications and to those reported in the literature for treatment. Amifostine was found to reduce the cumulative renal toxicity associated with repeated administration of cisplatin with advanced ovarian cancer or non-small cell lung cancer as well as reduce the incidence of moderate to severe xerostomia (a chronic dry mouth condition) in patients undergoing post-operative radiation treatment for head and neck cancer.

2)
Since the safety of amifostine at higher doses than the proposed dose for AmiGuard CT has been established, the goal of a number of our studies has been to demonstrate efficacy at lower and lower doses of amifostine. As demonstrated by research led by Dr. Grdina, 40 mg/m2 of amifostine given thirty minutes after 2 mGy of radiation exposure can repair damaged cells and enhance the fidelity of this repair, as demonstrated by measurement of micronuclei formation. The lowest “P” value shows the smallest percent of cells with micronuclei, which corresponds with amifostine 40m/m2 given 30 minutes after exposure. Amifostine’s protection in individuals is optimally associated with a small single or double dosage of the compound, taken in a dose that is 80 to 90% less of the dose used for adults for the currently approved indications.

3)
Our scientific statistics shows that amifostine is anti-clastogenic, anti-mutagenic and anti-carcinogenic at doses significantly lower than doses that are approved by FDA, and doses that are traditionally used in the practice of medicine for cytoprotection. Cytoprotection has been demonstrated when administered up to three hours following radiation and/or drug exposure, with respect to:

a.
Enhancing the fidelity of DNA repair, slowing down the cell cycle to facilitate DNA repair, inducing intracellular anti-oxidant gene expression of manganese superoxide dismutase (SOD2);

b.
Protecting against HPRT mutagenesis; and

c.
Protecting against micronuclei formation.

Clinical Development Plan for AmiGuard CT
Our clinical development plan for AmiGuard CT stems from a seeking to meet a significant unmet, ongoing medical need: protecting the nearly 91.4 million patients and counting annually in the U.S. alone who receive at least one CT scan per year against the increased risk of RIGDI and predisposition to carcinogenesis. However, we understand that filling this unmet need means showing a measurable benefit to an individual patient, where the ability to assess the anti-carcinogenic effects in any one individual may be difficult. From January 1992 to July 2019, the FDA approved approximately 190 unique drug authorizations utilizing surrogate endpoints for treating cancer. For example, FDA’s final regulations for reducing sun burn and skin cancer risks, as recently reported, requires that sunscreens must protect against both UVA and UVB damage in order to be labeled “broad spectrum” capable of reducing the risk of skin cancer development. There is no requirement for large clinical trials to test the efficacy of these products. By understanding that UVA and UVB are causative radiations for skin cancer development, the bar set by FDA for product development in the reduction of risk for skin cancer development is the demonstration that the product can protect against UVA and UVB induced damage to skin cells. Thus, UVA and UVB protection have become surrogate endpoints for protection against the carcinogenesis process.
We propose to expand the development of this clinically proven radioprotector to include its use at low doses as a “broad spectrum” ionizing radiation protector against genomic instability. The endpoints to be protected against by low dose amifostine will be single and double-strand DNA breakage as measured by γH2AX formation, chromosomal damage measured by micronuclei formation, and mutagenesis at the reporter gene locus HPRT in individuals undergoing CT diagnostic procedures (United States Patent 9,877,976).
We further believe that the development of products designed to reduce the risks of all forms of radiation, including non-ionizing ultraviolet light damage and ionizing radiation damage, should be evaluated using this standard; that is, demonstration that the product prevents or reduces the development of recognized genomic damages. In the case of ionizing radiation, our intention is to propose to FDA that the endpoint of genomic instability be used in evaluating new product development. Markers of genomic instability include chromosomal aberrations, micronuclei formation, and mutagenesis. These markers are all easily-definable endpoints that can be measured in exposed individuals relatively efficiently and shortly after ionizing radiation exposure. For example, a linear dose-response relationship for the induction of micronuclei (a chromosome damage fragment encapsulated by a nuclear membrane) in human fibroblasts can be detected following ionizing radiation doses as low as 20 mGy. Frequencies of micronucleated reticulocytes in infants receiving CT scans are readily detected, and the magnitude of these increases were found to significantly correlate with the number of previous CT scans to which the infants were exposed.
Surrogate Endpoint for Genomic Instability and Genomic Damage
As discussed previously, lower dose ionizing radiation exposure associated with diagnostic imaging procedures (such as CT scans) yields genomic instability that enhances subsequent carcinogenic risk. Because of the low incidence of carcinogenesis from CT radiation exposure (i.e., estimated at a risk of 0.35%), the number of subjects required for a clinical study and the time required to demonstrate a clinical outcome of “cancer-free” are not feasible for a traditional clinical trial. The agreement on a meaningful clinical endpoint will be a key discussion point with FDA, since a traditional clinical outcome is unrealistic. For this reason, AmiGuard CT’s clinical development pathway will involve the use of “surrogate endpoints,” which have historically presented a viable alternative for regulatory approval in similar situations. We intend to discuss the expected outcomes of any additional clinical studies, and propose a surrogate endpoint that will demonstrate the efficacy of the AmiGuard CT, while meeting FDA’s expectations for drug development and approval. This will include as demonstration of protection against radiation-induced double-stranded DNA damage and protection against radiation-induced mutagenesis.
We will provide extensive evidence from epidemiological studies and clinical trials that demonstrate that the surrogate endpoint can be relied upon to predict, or correlate with, the clinical benefit. Surrogate endpoints that have undergone this extensive testing are validated surrogate endpoints that are accepted by FDA as evidence of benefit. We believe there are two possible approaches to demonstrate protection against radiation-induced DNA damage and protection against radiation-induced mutagenesis, each of which will be discussed with FDA until we determine the path of least resistance.
Proposed Surrogate Endpoint 1:   The first approach is to draw blood from volunteers before and after an AmiGuard CT injection. Half of each specimen before and after AmiGuard CT blood drawn would be irradiated at a CT dose. The results would be measured in all samples. The study would assess the rise from background in genomic instability markers (GIM) caused by the radiation in the radiated blood with and without AmiGuard CT. The goal would be to show a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood. In this scenario, each patient serves as his/her own control.
Proposed Surrogate Endpoint 2:   The second possible approach is to draw blood before and after a CT scan while injecting AmiGuard CT before the CT scan in half of subjects, with matched controls. A similar analysis as in Proposed Surrogate Endpoint 1 would be done, and the GIM would be measured in all samples. The goal would be to show a clinically meaningful reduction in the rise of GIM in the post-AmiGuard CT samples as compared to the pre-AmiGuard CT blood.
We understand the importance of discussing and agreeing upon a surrogate endpoint with FDA that can serve as the basis for the approval of our proposed indication for low dose amifostine. We and our experienced third-party consultants are prepared to discuss the potential markers with FDA that we believe can predict clinical benefit and be used to support FDA approval of AmiGuard CT. The acceptability of these surrogate endpoints will be determined based on our discussions with the FDA regarding the disease, the studied patient population(s), the therapeutic mechanisms of action and the availability — or lack thereof — of current treatment.
Commercialization
After approval, we plan to execute a sale of AmiGuard CT or enter into a royalty transaction with a strategic partner [need to confirm]. We believe the Company’s focus should be on developing new indications within the cytoprotection market utilizing amifostine. Further, we believe the Company will have better certainty of execution of its goals by partnering with a larger strategic partner that already has an established global salesforce to sell and distribute AmiGuard CT or any other products we gain approval to commercialize. We believe this plan creates the best opportunity for us to develop and extend our leading cytoprotection science research and development platform, while potentially partnering with a best-in-class commercial enterprise that has a proven sales force to distribute our solution to the U.S. and global marketplaces.
Competition
The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, concentrated competition and a strong emphasis on proprietary products, leading to an intense competitive landscape. While we believe that our scientific knowledge, technology, and management and advisory personnel provide us with competitive advantages, we face potential competition from many different sources, including major and smaller, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any current and/or future product candidates that we successfully develop and commercialize will compete with existing product candidates, as well as future innovations.
We expect that if AmiGuard CT (or any of the assets in the F3 Portfolio of Assets) achieves regulatory approval for sale, it will compete favorably on the basis of drug efficacy, safety, patient convenience, reliability, ease of manufacture, price, marketing, distribution, and patent protection, among other factors. Our competitors may develop technologies or drugs that are more effective, safer or more affordable than any we may develop.
Amifostine is the only FDA-approved radioprotectant of which we are aware. We are aware of a BLA that was approved for a treatment more narrowly indicated to reduce the chances of developing severe mucositis in patients with cancer who receive high doses of chemotherapy and radiation therapy. We are also aware of other compounds that were approved by FDA solely for bioterrorism and drug preparation, and radiation emergencies in response to nuclear incidents. In addition, there are three drugs approved for the treatment of the side effects of low dose radiation therapy. We do not believe that any of these drugs directly compete with AmiGuard CT in terms of mechanism of action or targeted therapeutic benefit when used in combination with radiation therapy.
Amifostine (or generic EthyolTM) is approved by FDA at a significantly higher dose range (910 mg/m2) as a radioprotector than our AmiGuard CT indication. EthyolTM is marketed by Clinigen Group plc for use in reduction of chemotherapy-induced kidney toxicity associated with repeated administration of cisplatin in patients with advanced ovarian cancer and radiation-induced xerostomia in patients undergoing post-operative radiation treatment for head and neck cancer. Clinigen Group plc is studying amifostine in other indications of radiation therapy. There are also two generic versions of amifostine available for these indications, marketed and sold by Sun Pharmaceutical and Mylan Pharmaceuticals. We do not believe that our proposed indications, which are intended to be administered at dosages of 100 mg/m2 or less, will face competition from these existing treatments; however, it is possible that any of these identified companies who have studied or are studying amifostine extensively could seek to replicate our product. For further discussion of the potential impacts of competition we face, please see the “Risk Factors” section of this Registration Statement.
Intellectual Property and Patents
General
Our success may depend on our ability to obtain, maintain and enforce proprietary rights (ours and those we license) related to our products and other technologies. We must also operate without infringing the proprietary rights of others while preventing others from infringing our proprietary rights. We will seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications, both independently and in accordance with any patent licensing agreements to which we are a party. We may also rely on trade secrets and know-how for some proprietary methods, methods of manufacture and systems and devices. We continue innovating our technologies, and will file appropriate U.S. and foreign applications for our future innovations, both independently and in coordination with other parties to any patent licensing agreements.
Patents
We currently own two granted U.S. patents, one expiring in September 2031 and another in March 2034, each of which AmiGuard CT is dependent on, and five pending U.S. patent applications, as well as one pending international patent application filed under the Patent Cooperation Treaty and six foreign patent applications filed in national jurisdictions, including at least Australia, Japan, Europe, China, Korea, and Hong Kong, through a licensing agreement with the University of Chicago. Additional foreign patent applications based upon the pending Patent Cooperation Treaty application we own will be filed within the next 10 months. We are also pursuing and prosecuting exemplary patent coverage for intellectual property rights to include the following:
Patent	Product Candidate(s) Dependent on Patent	Patent Status	Expiration Date(s)
US 9,877,976 B2 AmiGuard CT	1. A method of inhibiting genomic instability in a subject caused by and occurring within a 24-hour period after exposure to 10 to 250 mGy computed tomography (CT) scan radiation. The method includes the steps of: administering to the subject an effective dose of a phosphorothioate compound prior to and following exposure to the CT scan radiation; wherein the phosphorothioate compound is selected from amifostine and WR-1065 or salt thereof, and wherein the phosphorothioate is administered prior and within 30 minutes after exposure to the CT scan radiation.	Owned by the Company through a licensing agreement with the University of Chicago	2031
US 10,987,366 B2 AmiGuard CT
1. A method for the same purpose that comprises the steps of: administering to the subject an effective dose of a phosphorothioate compound prior to and following exposure to the CT scan radiation; wherein the phosphorothioate compound is selected from amifostine and WR-1065 or salt thereof, and wherein the effective dose of a phosphorothioate compound is administered within 3 hours of exposure to the CT scan radiation; and
2. A method for the same purpose that comprises the steps of: treating the subject with an anti-cancer therapy and administering to the subject an effective dose of a phosphorothioate compound prior to and following exposure to the CT scan radiation; wherein the phosphorothioate compound is selected from amifostine and WR-1065 or salt thereof.
		Owned by the Company through a licensing agreement with the University of Chicago	2034

Patent	Product Candidate(s) Dependent on Patent	Patent Status	Expiration Date(s)
US 9,901,606 BioGlena	1. An animal feed composition, comprising: a feed component comprising one or more of corn, soy, corn or soy derivatives or byproducts, or grains; and an added whole cell Euglena biomass, including beta-1,3-glucan comprising at least about 90 percent linear, unbranched beta-1,3-glucan polysaccharide polymers having an average molecular weight of about 1.2 to 580 kilodaltons (kDa) and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers, wherein the whole cell Euglena biomass comprises at least 30 percent beta-1,3-glucan and includes residual media remaining from a heterotrophic fermentation process that produced the whole cell Euglena biomass, wherein the added whole cell Euglena biomass and residual media are about 0.0001 to 0.0124 percent w/w of the composition;	Owned by the Company and licensed out to Algatech	2031

2. A method for increasing immunity levels in an animal, comprising administering to the animal an animal feed composition comprising a feed component comprising one or more of corn, soy, corn or soy derivatives or byproducts, or grains and an added whole cell Euglena biomass, including beta1,3-glucan comprising at least about 90 percent linear, unbranched beta-1,3-glucan polysaccharide polymers having an average molecular weight of about 1.2 to 580 kDa and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers, wherein the whole cell Euglena biomass comprises at least 30 percent beta-1,3-glucan and includes residual media remaining from a heterotrophic fermentation process that produced the whole cell Euglena biomass, wherein the added whole cell Euglena biomass and residual media are about 0.0001 to 0.0124 percent w/w of the composition.
3. A method for producing a Euglena lysate, comprising: growing a biomass from genus Euglena organisms; dewatering the grown biomass; lysing the biomass; and drying the lysed biomass to form a Euglena lysate;
4. A composition, comprising: a Euglena biomass lysate having an average particle size of about 2.0 to 910 micrometers and comprising cellular components, including beta-1,3-glucan comprising at least about 90 percent linear, unbranched beta-1,3-glucan polysaccharide polymers having an average molecular weight of about 1.2 to 580 kDa and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers, wherein the Euglena biomass lysate comprises at least 30 percent beta-1,3-glucan; and residual media remaining from a heterotrophic fermentation process that produced a Euglena biomass and the Euglena lysate, and including an added immune response inducing component, and wherein the composition is in the form of a capsule, a tablet, a powder, a lotion, a gel, a stick pack, a

Patent	Product Candidate(s) Dependent on Patent	Patent Status	Expiration Date(s)

liquid solution, a liquid suspension, a gummy, a multivitamin, a health shake, a health bar or a cookie;
5. A composition, comprising: a Euglena biomass lysate having an average particle size of about 2.0 to 910 micrometers and comprising cellular components, including beta-1,3-glucan comprising at least about 90 percent linear, unbranched beta-1,3-glucan polysaccharide polymers having an average molecular weight of about 1.2 to 580 kDa and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers, wherein the Euglena biomass lysate comprises at least 30 percent beta-1,3-glucan, wherein the lysate includes an added purified linear, unbranched beta1,3-glucan and wherein the lysate comprises at least 91.4 percent beta-1,3-glucan with the added purified linear, unbranched beta-1,3-glucan; and residual media remaining from a heterotrophic fermentation process that produced a Euglena biomass and the Euglena lysate, and including an added immune response inducing component, and wherein the composition is in the form of a capsule, a tablet, a powder, a lotion, a gel, a stick pack, a liquid solution, a liquid suspension, a gummy, a multivitamin, a health shake, a health bar or a cookie; A composition, comprising: a whole cell Euglena biomass, including beta-1,3-glucan comprising at least about 90 percent linear, unbranched beta-1,3-glucan polysaccharide polymers having an average molecular weight of about 1.2 to 580 kDa and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers, wherein the whole cell Euglena biomass comprises at least 30 percent beta-1,3-glucan; and residual media remaining from a heterotrophic fermentation process that produced the whole cell Euglena biomass and including an added immune response inducing component, and wherein the composition is in the form of a capsule, a tablet, a powder, a lotion, a gel, a stick pack, a liquid solution, a liquid suspension, a gummy, a multivitamin, a health shake, a health bar or a cookie;
6. A composition, comprising: a dried whole cell Euglena biomass and comprising cellular components including beta-1,3-glucan comprising at least 90 percent linear, unbranched beta-1,3-glucan polysaccharide polymers having a molecular weight of 1.2 to 580 kDa and Beta Glucan polymer 108 chains having a polymer length of about 7.0 to 3,400 glucose monomers; and residual media remaining from a heterotrophic fermentation process that produced the whole cell Euglena biomass, and including added vitamin C and added resveratrol, wherein the composition is in the form of a capsule, a tablet, a powder, a lotion, a gel, a stick pack, a liquid solution, or a liquid suspension;

Patent	Product Candidate(s) Dependent on Patent	Patent Status	Expiration Date(s)

7. A composition comprising a dried Euglena biomass lysate is the subject of one granted patent. The lysate has an average particle size of about 2.0 to 910 micrometers and cellular components including beta-1,3-glucan consisting essentially of linear, unbranched beta-1,3-glucan polysaccharide polymers having a molecular weight of 1.2 to 580 kDa and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers; and residual media remaining from a heterotrophic fermentation process that produced Euglena biomass and the Euglena lysate, and including added vitamin C and added resveratrol, wherein the composition is in the form of a capsule, a tablet, a powder, a lotion, a gel, a liquid solution, or a liquid suspension;
8. A dietary supplement composition is also the subject of the same granted patent as above. The composition includes a dried Euglena biomass lysate and a dried whole cell Euglena biomass and residual media remaining from a heterotropic fermentation process that produced the whole cell Euglena biomass and the Euglena lysate. The lysate has a particle size of 2.0 to 125.0 micrometers and comprising cellular components including beta-1,3,-glucan consisting essentially of linear, unbranched beta-1,3,-glucan polysaccharide polymers having a molecular weight of 1.2 to 580 kDa and Beta Glucan polymer chains having a polymer length of about 7.0 to 3,400 glucose monomers. The dietary composition may be formulated into a single dosage capsule and the dried Euglena lysate, whole cell Euglenabiomass, residual media, added vitamin C and added resveratrol are from about 50 mg to about 2,000 mg per capsule dosage;
9. Another granted patent covers a bioreactor assembly for culture of photoautotropic algae. The assembly comprises: a first substantially horizontal manifold; a second substantially horizontal manifold positioned below the first manifold; a collection of substantially parallel, substantially transparent tubes extending between the first manifold and the second manifold such that each tube is oriented substantially vertically and substantially perpendicular to the first manifold and substantially vertical and substantially perpendicular to the second manifold; an air supply operationally connected to the second manifold; a water purifier operationally connected to at least one manifold; a water supply operationally connected to at least one water sterilizer; a pH sensor positioned to measure a pH level in at least one of the tubes; and an electronic controller operationally connected to the pH sensor, the air supply, the water purifier, and the water supply; wherein each tube is connected in fluidic communication with the first horizontal manifold; wherein each tube is connected in fluidic communication with the

Patent	Product Candidate(s) Dependent on Patent	Patent Status	Expiration Date(s)

second horizontal manifold; and wherein each transparent tube is composed of a polymer film chosen from a group consisting of low density polyethylene (LDPE), ethylene tetraflouride (ETFE), polyethylene teraphalate (PET), or combinations thereof;
10. A bioreactor system for culture of photoautotropic algae, this system comprising: a plurality of elongated, substantially vertical, and substantially transparent tubes formed in a unitary piece of plastic film, wherein each elongated tube has an upper end and a lower end, wherein each tube is positioned adjacent and substantially parallel to another tube, and wherein boundaries of each tube are formed from a collection of welds made to the plastic film; a first manifold formed in the plastic film, the first manifold being in fluid communication with the upper end of each tube to define a first plurality of pathways that allow for fluid and gas to flow in between each tube and the first manifold tube, wherein each tube is oriented substantially vertically and substantially perpendicular to the first manifold tube; and a second manifold formed in the plastic film, the second manifold being in fluid communication with the lower end of each tube to define a second plurality of pathways that allow for fluid and gas to flow in between each tube and the second manifold, wherein each tube is oriented substantially vertically and substantially perpendicular to the second manifold, and the first manifold and the second manifold are oriented substantially parallel to each other; and
11. A method for producing a dried and purified beta-1,3-glucan, comprising: growing a biomass from genus Euglena organisms; dewatering the grown biomass; lysing the biomass; washing and dewatering 109 the lysed biomass a plurality of times; centrifuging or decanting and repeating to produce a purified beta-1,3-glucan; and drying the beta-1,3-glucan to produce the dried and purified beta-1,3-glucan.

The term of any patent depends upon the legal term for patents in that particular country. In the U.S., the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in any country. In the U.S., a patent’s term may be lengthened by patent term adjustment which compensates a patentee for administrative delays by the USPTO in examining and granting a patent. A patent term may also be shortened if a patent is terminally disclaimed over another patent or application.
The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force.
A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained and, if obtained, the duration of such extension. Similar patent term extension/ reduction provisions are available in the European Union and other jurisdictions. In the future, if and when our product candidates receive approval by FDA or foreign regulatory authorities, we will apply for patent term extensions on issued patents covering our products to the extent available under the applicable law, depending upon the length of any such clinical trials for any product and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us. However, we cannot provide any assurances that any such patent term extension of a foreign patent will be obtained and, if obtained, the duration of such extension.
Licensing Agreements and Collaborations
University of Chicago Licensing Agreement
On October 23, 2020, the Company obtained rights to an exclusive license agreement (the “UChicago License”) by the University of Chicago, an Illinois not-for-profit corporation.. The license grants us, as legal assignees of the rights thereunder, the intellectual property rights in patents and patent applications and technical information pertaining to their research and development of amifostine. The last-to-expire licensed patent is set to expire on March 10, 2034.
The UChicago License grants us the exclusive, worldwide rights to make, use or sell licensed products based upon certain inventions invented and assigned to, and corresponding patents and patent applications filed and held by, the University of Chicago. The UChicago License currently includes two granted U.S. patent, five pending U.S. patent applications, one granted foreign patent, and one pending foreign patent application. Patents included under the license have currently only been issued in the U.S. and Europe, with validation underway across eleven European national jurisdictions. The one pending foreign patent application remains pending, with coverage being pursued therein across at least the same eleven European national jurisdictions. A broadened claim scope will be pursued in the foreign patent application by end of 2022.
The trials and studies upon which we have relied in developing AmiGuard CT and our business by virtue of the UChicago License and our relationship with the University of Chicago include:
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The Aminothiol WR-1065 Protects T Lymphocytes from Ionizing Radiation-induced Deletions of HPRT Gene; 1997;

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Radiation-induced genomic instability in haemopoietic cells; INT. J. Radiat. BIOL 1998;

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Wright HPRT mutations in humans: biomarkers for mechanistic studies; Mutation Research 489 (2001) 1-16; Albertini

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Grdina et al. Carcinogenesis 1991.4; 6:929.

Pursuant to the UChicago License, the Company will pay the University of Chicago an annual maintenance fee of $10,000 until last valid claim of the licensed patents expires, such maintenance fee being creditable against royalties. The University of Chicago is also eligible to receive milestone payments totaling approximately $1.0 million upon and subject to the achievement of certain milestones. Royalty payments in the low-single digits are due on net sales of licensed products and licensed services, with royalties paid on a quarterly basis. The Company is obligated to pay the University of Chicago a percentage of certain revenues received in connection with a sublicense in the range of one to 2.5%, depending on the timing of the sublicense in the development of any product. For the year ended December 31, 2022, the Company accrued $7,500 of the scheduled annual maintenance fees, under the University of Chicago License, of $10,000. The total upfront and aggregate payments made pursuant to the UChicago License is approximately $20,000, which accounts for two years of the annual licensing fee and ancillary costs. See Note 4 on page F-14 for additional information about the UChicago License and its associated payments.
While the term of the UChicago License extends until the later to occur of the expiration of the last valid claim of the licensed patents expires and the licensed technical information no longer contains any trade secrets, confidential information or know how, the obligation to pay royalties expires on a country-by-country basis and on a patent right basis on the expiration of the last to expire of any of the patent rights in such country and the obligation to pay the annual maintenance fee expires upon the last to expire of any of the patent rights. The University of Chicago may terminate the agreement upon notice to us upon breach by us without remedy, upon insolvency, liquidation or cessation of existence by us, or if we contest

(or assist a third party in contesting) the validity of any of the licensed patents. In addition, we may terminate the UChicago License at will without cause prior to any commercial sales derived from the license upon 90 days’ notice to the University of Chicago; however, if a prior commercial sale has derived from the license, then termination will occur at the end of the royalty reporting period following the 90th day after the notice.
The UChicago License also contains other customary clauses and terms as are common in similar agreements between industry and academia, including agreements to indemnify the University of Chicago for any liabilities arising out of or related to the licensee’s exercise of its rights under the license agreement, making the license grant subject to the Bayh-Dole Act (35 U.S.C. 200 et seq.), the reservation of the licensor of the right to use the licensed intellectual property rights for its internal, non-commercial purposes, limitations/disclaimers of various warranties and representations, reporting and record-keeping requirements, and licensee liability insurance requirements.
BioGlena Licensing Agreement
On April 17, 2019, we entered into an exclusive worldwide license agreement and amended such license agreement effective August 1, 2019 (such license agreement as amended, the “BioGlena License”) to license intellectual property rights in our Euglena microalgae powder and Beta Glucan products produced from Euglena microalgae (the “BioGlena Products”). Pursuant to the BioGlena License, the licensee will be solely responsible for the development and commercialization of the BioGlena Products. The BioGlena Products have been licensed out and its current development status is that it is commercially available. By licensing the rights to our BioGlena Products and intellectual property rights therein or related thereto, we hoped to create an immediate revenue stream, while simultaneously shifting the risks involved in the development and commercialization of the BioGlena Products. Despite the licensing of our intellectual property rights, we fully intend to collaborate with the licensee in their development and commercialization of our BioGlena Products through the introduction of our technology and know-how, although the licensee will continue to carry all costs and risks related to such licensed activities.
Pursuant to the BioGlena License, we will receive an increasing annual minimum royalty payment beginning in the second year of the BioGlena License (i.e., 2020) for the next 18 years thereafter (the BioGlena License has an initial term of 4 years with automatic renewal for successive one (1) year renewal terms thereafter for a total combined term of 19 years; however, the licensee has the right to elect not to renew the BioGlena License upon 90 days’ notice prior to the commencement of any renewal term provided that the licensee is in compliance with all material terms of the BioGlena License). The annual minimum royalty payment was $10,000 in year two, $20,000 in year three and $30,000 in year four. We are also entitled to receive additional payments based upon net sales ranging from 0.5% to 3.0%. In both the human and animal markets, royalty payments in low-single digit percentages are due on net sales from business activities driven by the licensed products and processes. The aggregate amount received to date from the BioGlena license is approximately $11,000. See Note 3 on page F-13 for additional information about the BioGlena License and its associated payments.
The term of the BioGlena License expires on a country-by-country basis and on a patent right basis on the later to occur of the expiration of the last to expire of any of the patent rights in such country and the date on which the last of the remaining obligations under the BioGlena License have been satisfied. The BioGlena License also contains other customary clauses and terms as are common in similar agreements between industry counterparts. Either we or the licensee may terminate the BioGlena License upon notice to the other upon breach without remedy or upon insolvency.
Proprietary Technology
In addition to patents, we may rely on trade secrets and confidentiality to protect our technology (including our know-how). We will protect our proprietary technology and processes in the appropriate manner to maintain their secrecy including confidentiality agreements when dealing with third parties. We will also seek to preserve the integrity and confidentiality of our know-how, data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. We shall also require intellectual property assignment agreements with our any of employees, consultants, licensors, or contractors.

Demand Note Payable
In October 2019, the Company entered into an agreement with a Board member, Mr. James R. Miller, who held a Demand Note Payable (“Board Member Demand Note”) with a principal balance of approximately $2.45 million plus accrued interest. The $2.45 million Board Member Demand Note is payable at the Board of Director’s discretion. The Board Member Demand Note has an interest rate of 4.25% accrued monthly and no maturity date since it is a demand note. The terms of the agreement called for the Board member to immediately resign from the Company’s Board of Directors and transfer the outstanding Board Member Demand Note along with 11,559,375 Class A common shares to an escrow agent until a liquidity event occurs. The transfer of the Demand Note to an escrow agent was treated as a modification, as there were no changes in the interest rates, maturity date or principal balance.
The terms of the Board Member Demand Note were amended as follows:
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the Board Member Demand Note is no longer callable at the option of the holder,

•
the Board Member Demand Note shall become payable at the option of the Company only following the completion of the earlier of: (1) a change of control or (2) an initial public offering in an amount above $20,000,000 (a “Liquidity Event”),

•
upon payment of any Principal Amount of the Notes, the common shares held in escrow shall be returned to the Board member; and

•
upon consummation of an initial public offering, the remainder of the Board Member Demand Note will convert to equity.

The remaining outstanding Demand Note holders separately agreed to subordinate their individual Demand Notes to the Board Member Demand Note. The Demand Notes are secured by substantially all assets of the Company. As of December 31, 2022 and 2021, the outstanding balance of all Demand Notes was $3.9 million.
Manufacturing and Supply
Because amifostine is already manufactured for generic sale, the active ingredient for our lead product candidate, AmiGuard CT is readily available from several manufacturers. We intend to enter into one or more supply agreements for the supply of amifostine as needed, likely based on feedback we expect to receive from FDA. We expect to we will be able to acquire amifostine at a reasonable cost per dose and will have the necessary inventory of clinical trial materials in our laboratories in preparation for the upcoming clinical efficacy trials. Depending on our timing and volume requirements, we can either outsource our necessary amifostine manufacture to third parties under supply agreements, or coordinate our own amifostine manufacture.
Injectable amifostine will be obtained from manufacturers that hold an approved NDA or ANDA for amifostine (along with a letter of authorization allowing F3 to cross-reference the source NDA or ANDA for the chemistry, manufacturing, and controls (CMC) data as well as the preclinical (animal) data in the proposed IND filed by F3 for the clinical study of amifostine). Alternatively, F3 may use commercially available injectable amifostine and reference in the IND the FDA Orange Book as to the quality (i.e., CMC) and safety (i.e., preclinical) of the drug product.
Corporate Information
Information contained on, or accessible through, our website is not a part of this prospectus and should not be relied on in determining whether to invest in our common stock. We have included our website in this prospectus solely as an inactive textual reference. In addition to using our media and investor relations website, SEC filings, press releases, public conference calls and webcasts, we intend to use social media to communicate with our subscribers and the public about our services and other issues. Our investor relations website will keep an updated list of our social media accounts.
Status as an “Emerging Growth Company” and a “Smaller Reporting Company”
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and may take advantage of certain exemptions from reporting requirements that are otherwise applicable to public companies. We may take advantage of these provisions until the earlier of (i) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (ii) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion or (b) in which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (iii) the date on which we have issued more than $1.0 billion of non-convertible debt in any three-year period. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, by delaying the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, consequently, we may not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies in the same timeframes as those companies.
We are also a smaller reporting company, and we will remain a smaller reporting company until the fiscal year following the determination that our voting and non-voting common shares held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are more than $100 million during the most recently completed fiscal year and our voting and non-voting common shares held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure, may be exempt from the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, and have certain other reduced or scaled disclosure obligations, including, among others, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.
We have elected to take advantage of certain of the reduced reporting obligations. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may consequently be reduced or more volatile.
Government Regulation
General
The development, approval, production and manufacture of our product candidates, as well as our research and development activities are subject to significant regulation by various governmental authorities to ensure the safety, efficacy and quality of AmiGuard CT. Before new pharmaceutical products may be sold in the U.S. and other countries, clinical trials of the products must be conducted and the results submitted to appropriate regulatory agencies for approval. Clinical trial programs must establish efficacy, determine an appropriate dose and regimen, and define the conditions for safe use. The review process is rigorous and requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. In the U.S., the results of the preclinical and clinical testing of a product are submitted to FDA in the form of a NDA, or under an abbreviated drug approval pathway applicable to drugs that are not entirely novel new molecular entities. In response to these submissions, FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. Similar submissions are required by authorities in other jurisdictions who independently assess the product and may reach the same or different conclusions.

The issuance of a regulatory approval may take a number of years, often involves the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. In order to support approval of an application, regulatory authorities may require additional studies to support safety or efficacy, leading to unanticipated delays or expenses. Even after initial approval from FDA or other regulatory agencies has been obtained, further clinical trials may be required to provide additional data to support ongoing safety and effectiveness, particularly where surrogate endpoints are used to support the initial approval. Additional clinical trials will likely also be required to support approvals for additional indications for the use of a product as a treatment other than those initially approved. Furthermore, FDA and other regulatory agencies require companies to disclose clinical trial results. Failure to disclose such results within applicable time periods could result in penalties, including civil monetary penalties.
In the United States, drugs and biological products are subject to regulation by FDA under the FDCA. In Canada, these activities are subject to regulation by Health Canada’s Therapeutic Products Directorate, or TPD, and the rules and regulations promulgated under the Food and Drug Act, which substantially mimics the FDCA. FDA requires registration of manufacturing and contract research facilities, carefully controlled research and testing of products and governmental review and approval of results prior to marketing drug products. Additionally, FDA requires adherence to Good Laboratory Practices during clinical testing and Current Good Manufacturing Practices and adherence to labeling and supply controls. The systems of new drug approvals in Canada and the United States are substantially similar, and are generally considered to be among the most rigorous in the world.
Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:
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Preclinical Studies:   Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes months or less to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug, application to FDA, a Clinical Trial Application to the TPD, or similar submission to other foreign regulatory bodies. This is necessary in Canada, the United States and most other countries prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.

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Phase I Clinical Trials:   Most Phase I clinical trials take approximately one year to complete and are usually conducted on a small number of healthy human subjects to evaluate the drug’s safety, tolerability and pharmacokinetics. In some cases, such as cancer indications, Phase I clinical trials are conducted in patients rather than on healthy volunteers.

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Phase II Clinical Trials:   Phase II clinical trials typically take one to two years to complete and are generally carried out on a relatively small number of patients, generally between 15 and 50, in a specific setting of a targeted disease or medical condition, in order to provide an estimate of the drug’s effectiveness in that specific setting. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a somewhat larger group of patients. Phase II testing frequently relates to a specific disease, such as breast or lung cancer. Some contemporary methods of developing drugs, particularly molecularly targeted therapies, do not require broad testing in specific diseases, and instead permit testing in subsets of patients expressing the particular marker. In some cases, such as cancer indications, the company sponsoring the new drug may submit a marketing application to seek accelerated approval of the drug based on evidence of the drug’s effect on a “surrogate endpoint” from Phase II clinical trials. A surrogate endpoint is a laboratory finding or physical sign that may not be a direct measurement of how a patient feels, functions or survives, but is still considered likely to predict therapeutic benefit for the patient. If accelerated approval is received, the company sponsoring the new drug must continue testing to demonstrate that the drug indeed provides therapeutic benefit to the patient.

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Phase III Clinical Trials:   Phase III clinical trials typically take two to four years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease. These studies involve conducting controlled testing and/or uncontrolled testing in an expanded patient population, numbering several hundred to several thousand patients, at separate test sites, known as multi-center trials, to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labeling. Phase III trials are generally the most time consuming and expensive part of a clinical trial program. In some instances, governmental authorities, such as FDA, will allow a single Phase III clinical trial to serve as a pivotal efficacy trial to support a Marketing Application.

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Marketing Application:   Upon completion of Phase III clinical trials, the pharmaceutical company sponsoring the new drug assembles all the chemistry, preclinical and clinical data and submits it to the TPD or FDA as part of a New Drug Submission in Canada or a New Drug Application, in the United States. The marketing application is then reviewed by the applicable regulatory body for approval to market the product. The review process generally takes twelve to eighteen months.

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all. The typical time periods described above may vary substantially and may be materially longer. In addition, FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested. It is possible FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an Investigational New Drug, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials.
While European, U.S. and Canadian regulatory systems require that medical products be safe, effective, and manufactured according to high quality standards, the drug approval process in Europe differs from that in the United States and Canada and may require us to perform additional preclinical or clinical testing regardless of whether FDA or TPD approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA or TPD approval. European Union Regulations and Directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics. For medicinal products, marketing approval may be sought using either the centralized procedure of the European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized, mutual recognition process. The centralized procedure, which is mandatory for some biotechnology derived products, results in an approval recommendation from the EMEA to all member states, while the European Union mutual recognition process involves country by country approval.
Current Good Manufacturing Practices
FDA and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacture of pharmaceutical and biological products prior to approving a product. FDA enforces compliance with current good manufacturing practice requirements set forth in 21 C.F.R. Parts 210 and 211 through its inspection and enforcement authority under the FDCA. If, after receiving approval from regulatory agencies, a company makes a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. All facilities and manufacturing techniques that may be used for the manufacture of our products must comply with applicable regulations governing the production of pharmaceutical products known as “Good Manufacturing Practices.”
Pediatric Marketing Use Authorization (“PUMA”)
The PUMA approval is granted by the European Medicines Agency and is intended exclusively for pediatric (patients under 18 years of age) use. PUMA approval is valid in all countries within the European Economic Area. The PUMA process was established to make it more efficient for pharmaceutical companies to market drugs for children. New data for PUMA drugs are protected for 10 years and the applications are, in part, exempt from fees.

Other Laws
Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.
Research and Development
Our research and development efforts have been focused on the development of our lead low dose amifostine product candidate, AmiGuard CT. We continue to focus efforts on the trials conducted in collaboration with the University of Chicago and our license agreement with them. The Company also retains a licensed (revenue producing only) interest in its intellectual property surrounding BioGlena (Beta-1,3-glucan). We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our executive management and supporting scientific staff.[update].
Our product candidates are in various stages of development and still require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of products based on innovative technologies. For example, it is possible that any or all of these products will be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances. There is a risk that our product candidates will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our product candidates or that others will market a superior or equivalent product. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of these product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.
U.S. Drug Development
FDA Review Process
The results of nonclinical studies and clinical trials, together with other detailed information, including extensive information on manufacturing and drug composition and proposed labeling, are submitted to FDA in the form of a drug application (NDA, ANDA, or BLA) requesting approval to market the drug or biologic for one or more specified indications. FDA reviews the application to determine, among other things, whether a drug or biologic is safe, pure and potent for its intended use and whether the product is being manufactured in accordance with cGMPs to assure and preserve the product’s identity, strength, quality and purity. FDA approval of any of these applications must be obtained before a drug or biologic product may be legally marketed in the United States.
Under PDUFA, as amended, each application must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis, which are published annually in the Federal Register. Clinical data, as interpreted by FDA to assess fees under PDUFA, include (1) study reports or literature reports of what are explicitly or implicitly represented by the applicant to be adequate and well-controlled trials for safety or effectiveness or (2) reports of comparative activity (other than bioequivalence and bioavailability studies), immunogenicity, or efficacy, where those reports are necessary to support a claim of comparable clinical effect. Fee waivers or reductions are available in certain circumstances, including waiver of the application fee for the first application filed by a small business.

FDA reviews a submitted application before it accepts it for filing, and may request additional information rather than accepting the application. FDA must make a decision on accepting an application for filing within 60 days of receipt. Once the submission is accepted for filing, FDA begins an in-depth review of the application. FDA must complete its initial review and respond to the applicant in accordance with the goals and target review dates agreed to by FDA under PDUFA. FDA does not always meet its PDUFA goal dates for traditional and expedited applications, and the review process is often significantly extended by FDA requests for additional information or clarification.
Before approving an application, FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the facilities comply with cGMPs. FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product at designated specifications and quality standards. FDA may also audit data from clinical trials to ensure compliance with GCP requirements. Additionally, FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation regarding whether the application should be approved and, if so, under what conditions. FDA is not bound by the recommendations of an advisory committee, but it considers them carefully when making decisions. FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between FDA and the applicant during the review process. The review and evaluation of an application by FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.
After FDA completes its review of an application, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the application identified by FDA, and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial, and other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may respond by addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, FDA may decide that the application does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and FDA may interpret data differently than the sponsor interprets the same data.
There is no assurance that FDA will approve a product candidate for marketing, and the sponsor may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific diseases, patient populations, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, FDA may require that certain contraindications, warnings, including black box warnings, or precautions be included in the product labeling, or it may condition approval on changes to the proposed labeling. FDA also may condition approval on the development of adequate controls and specifications for manufacturing and a commitment to conduct post-marketing testing and surveillance to monitor the potential effects of approved products. For example, FDA may require Phase 4 trials designed to further assess a drug’s safety and efficacy.
FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy, or REMS, to assure the safe use of the drug. If FDA concludes a REMS is needed, the sponsor of the drug candidate must submit a proposed REMS. FDA will not approve the application without an approved REMS, if required. A REMS could include medication guides, health care provider communication and training plans or other elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.
Accelerated Approval Pathway
FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (IMM), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.
The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.
Pediatric Information
Under the Pediatric Research Equity Act, or PREA, certain drug and biological products proposed for a new active ingredient, new indication, new dosage from, new dosing regimen or new route of administration must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation in which the product is safe and effective. FDA may grant deferrals for submission of pediatric data or full or partial waivers.
The FDCA requires that applications subject to the assessment requirements established under PREA must submit an initial Pediatric Study Plan, or PSP, before submitting the PREA assessments and not later than (a) 60 days after the end-of-Phase 2 meeting or (b), as established by FDA guidance in cases where there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The initial PSP must include an outline of the pediatric trial(s) that the sponsor plans to conduct, including objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such information and any request for a deferral, partial waiver, or full waiver of the requirements to provide data from pediatric trials. FDA and the sponsor must reach an agreement on the PSP, but the sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials and other clinical development programs.
Post-Marketing Requirements
Following approval, the company and the new product are subject to continuing regulation by FDA, which include monitoring and recordkeeping activities, reporting of adverse experiences and complying with promotion and advertising requirements, which include prohibitions on the promotion of the drugs for unapproved, or “off-label” uses. Although physicians may prescribe legally available drugs for off-label treatments, manufacturers may not promote such non-FDA-approved uses. All prescription drug promotional materials must be submitted to FDA at the time of their initial publication or dissemination. Further, if there are any modifications to the drug, including changes to indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a supplement or new application, which may require the applicant to develop additional data or conduct additional nonclinical studies or clinical trials.
FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. These regulations require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMPs. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with FDA and certain state agencies, and are subject to periodic, unannounced inspections by FDA and certain state agencies for compliance with cGMPs and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs. The discovery of violative conditions, including failure to conform to cGMPs or problems with a product, could result in enforcement actions or restrictions on a product, manufacturer or holder of an approved application, including voluntary or mandatory recalls and product seizures.
Discovery of problems with a product or the failure to comply with applicable FDA requirements can have potentially negative consequences, including adverse publicity, judicial or administrative enforcement, Form FDA-483 inspection observations, untitled or warning letters from FDA, mandated corrections to advertising or communications to doctors and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. New government requirements, including those resulting from new legislation, may be established, or FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.
U.S. Marketing Exclusivity
The Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) established an expediated pathways for drug companies to obtain FDA approval of their products, including a statutory safe harbor that shields generic applicants from charges of patent infringement until such time as they request approval to market their products from FDA. The Hatch-Waxman Act also created periods of “regulatory exclusivity” that protect an approved drug from competing applications for marketing approval under specified conditions. The Hatch-Waxman Act also established what has become known as a Section 505(b)(2) application, which relies, at least in part, upon safety and efficacy data that the applicant did not itself develop, but rather is available in published literature. Both ANDAs and 505(b)(2) applications may allow an application to avoid the costs and delays associated with filing a full NDA.
Under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created and which grants a regulatory exclusivity to BLA holders. The abbreviated regulatory pathway establishes legal authority for FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as interchangeable based on its similarity to an existing reference product. Under the BPCIA, a BLA approved product is granted a 12-year period of exclusivity during which an application for a biosimilar product cannot be approved by FDA. During the first four years of this BLA exclusivity, FDA may not even accept for filing a biosimilar application.
FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. In order to obtain orphan drug designation, the request must be made before submitting an application. If a product that has orphan drug designation subsequently receives the first FDA approval of that particular product for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that FDA may not approve any other applications to market the same drug or biologic for the same indication for seven years. In limited circumstances, such as upon a showing of clinical superiority to the product with orphan drug exclusivity, or if FDA finds that the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the drug, FDA may waive the orphan drug exclusivity.
Pediatric exclusivity is another type of regulatory market exclusivity in the United States, which, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protections or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request.” FDA issues a written request for pediatric clinical trials before approval of an application only where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population.
Other Healthcare Laws and Compliance Requirements
Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the U.S. Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.
We will also be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:
The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either (1) the referral of an individual to a person for furnishing any item or service for which payment is available under a federal health care program, or (2) the purchase, lease, order, arranging for or recommendation thereof of any good, facility, service or item for which payment is available under a federal health care program;
The False Claims Act and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment from the federal government or making or using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, as well as imposing monetary penalties on any person or entity who knows or should know that remuneration provided to a Medicare or Medicaid beneficiary is likely to influence the beneficiary’s selection of a health care provider or supplier of any item or service for which payment may be made by a federal healthcare program (commonly referred to as the Beneficiary Inducement Statute);
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program, obtaining money or property of the health care benefit program through false representations or knowingly and willingly falsifying, concealing or covering up a material fact, making false statements or using or making any false or fraudulent document in connection with the delivery of, or payment for, health care benefits or services;
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;
The provision under the ACA commonly referred to as the Sunshine Act, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in applicable manufacturers and group purchasing organizations; and
State law equivalents of each of the above federal laws, such as the Anti-Kickback Statute and False Claims Act, and state laws concerning security and privacy of health care information, which may differ in substance and application from state-to-state thereby complicating compliance efforts.
The ACA broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. Section 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.
As noted above, the federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment from federal programs, including Medicare and Medicaid. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third party reimbursement for our products, and the sale and marketing of our products are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for such violations could include three times the actual damages sustained by the government, mandatory civil penalties between $10,957 and $21,916 for each separate false claim, exclusion from participation in federal healthcare programs, and the potential implication of various federal criminal statutes. Private individuals also have the ability to bring actions under the federal False Claims Act on behalf of the federal government, or qui tam actions, and certain states have enacted laws based on the federal False Claims Act.
Pharmaceutical Coverage, Pricing and Reimbursement
In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third party payors, including government health administrative authorities, managed care providers, private health insurers and other organizations. In the United States, drug pricing has been a priority policy issue in both Congress and the Administration. Third party payors are also increasingly examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy, and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third party reimbursement may not be available for our products to enable us to realize an appropriate return on our investment in research and product development. We are unable to predict the future course of federal or state health care legislation and regulations, including regulations that will be issued to implement provisions of the health care reform legislation enacted in 2010, known as the Affordable Care Act. The Affordable Care Act and further changes in the law or regulatory framework could have a material adverse effect on our business. In March 2017, the United States House of Representatives passed legislation known as the American Health Care Act of 2017, which, if enacted, would amend or repeal significant portions of the ACA. Attempts in the United States Senate in 2017 to pass ACA repeal legislation, including the Better Care Reconciliation Act of 2017, so far have been unsuccessful.
International Regulation
In addition to regulations in the United States, there are a variety of foreign regulations governing clinical trials, manufacturing, and commercial sales and distribution of any product candidates. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval.

Employees
Upon completion of this offering, none of our three full-time employees will be represented by labor unions or covered by any collective bargaining agreements. Please see “Executive Compensation” on page [ ] for more information on their employment agreements.
Facilities
Our corporate headquarters are located at 1200 Ashwood Parkway, Ste. 155 Atlanta, Georgia, 30338. We believe that this existing facility is suitable and adequate for our needs.
Legal Proceedings
We are not involved in any litigation that we believe could have a material adverse effect on our financial position or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers, threatened against or affecting our company or our officers or directors in their capacities as such.

MANAGEMENT
Directors and Executive Officers
The following table sets forth certain information with respect to each of the person who currently serves or will serve as director and executive officer of the Company.
Name	Age	Position
Jonathan E. Peskoff1	50	Chief Executive Officer
James R. Miller2	56	President & Chief Operating Officer
Kevin M. Rooney3	[•]	Chief Business Officer
Holger A. Liepmann3	71	Chairman
Linda Peters3	[46]	Director
Bernardus N. Machielse3	62	Director
Daniel Courchesne4	[•]	Director
Executive Officers
Jonathan E. Peskoff, Chief Executive Officer
Mr. Peskoff is a founding member of our Company and has served as the Company’s President and Chief Strategy Officer since 2017. In 2021, Mr. Peskoff became the Company’s Chief Executive Officer. Upon the completion of the offering, Mr. Peskoff will step down from his Chief Executive Officer position but will serve as a director of the Company. Mr. Peskoff has more than 25 years of experience maximizing value and guiding organizational growth for companies as an executive officer, entrepreneur, senior investment banker, venture capitalist and as an individual investor. Since 2017, Mr. Peskoff is the Chief Strategy Officer at the law firm of Pintas Mullins LLC. Prior to Pintas Mullins in 2017, Mr. Peskoff was a founder and President of Breakout Capital Finance, which was recently sold to SecurCapital Corp. Prior to Breakout Capital, Mr. Peskoff was a Managing Director and group head of the financial services mergers and acquisitions group at FBR Capital Markets for more than 11 years. Prior to joining FBR, Mr. Peskoff was a General Partner at NextPoint Partners, an early stage venture capital firm. Prior to NextPoint, Mr. Peskoff previously served as a Vice President in the technology group at Credit Suisse First Boston and spent eight years in investment banking at UBS Warburg and Friedman, Billings, Ramsey and Company, Inc. Mr. Peskoff has advised on over $30 billion in merger and acquisition assignments and has raised over $15 billion in public and private capital. Mr. Peskoff holds a BS in Finance from the University of Southern California. The attributes and experiences that led to the conclusion that Mr. Peskoff should serve as a director upon the completion of the offering include Mr. Peskoff’s more than 25 years as an executive officer, senior investment banker, and venture capitalist guiding companies, as well as his financial background and deep understanding of the Company.
Key Employees
James R. Miller, President & Chief Operating Officer
James R. Miller will serve as our Chief Executive Officer upon completion of the offering and has served as our President and Chief Operating Officer since 2018. Mr. Miller has held several Senior Executive positions in large pharmaceutical/biotechnology companies including serving as CEO, Algaeon, Inc. from 2014 to 2018; Vice President & General Manager, Grifols (formerly, Talecris Biotherapeutics); Vice President,

1
Mr. Peskoff, currently serves as Chief Executive Officer, will be replaced by Mr. Miller upon the completion of the offering but will serve as a director of the Company.

2
Upon the completion of the offering, Mr. Miller will become Chief Executive Officer.

3
The individual will serve as a director upon the completion of the offering.

4
Mr. Courchesne currently serves as a director but will step down from the board upon the completion of the offering.

International, Medimmune/Astra Zeneca, and Vice President, International Marketing and Business Development, Abbott Laboratories (now AbbVie). Mr. Miller also held several other management and finance positions over his 13 years at Abbott, including Vice President, & Regional Director, Europe along with several international postings. Responsibilities in these positions ranged from establishing an international presence for Medimmune and Talecris to managing an $800 million European pharma business for Abbott Laboratories.
Mr. Miller co-founded Pinnacle Biologics to create new opportunities with FDA-approved indication of our lead drug candidate, AmiGuard CT. Mr. Miller has continually believed in the continued applications of amifostine, as evidenced by his revival of the Medimmune international sales of Ethyol (amifostine) in 15 markets in Europe, which included establishing a contract sales force, distribution, pharmacovigilance, and finance network, as well as his establishment of Pinnacle Biologics for continued support of Ethyol in Europe. Mr. Miller’s efforts allowed the company to secure more assets to further develop amifostine, as well as to secure valuable amifostine intellectual property coupled with key relationships with the top radiation oncologists in the world. Mr. Miller serves a member of the board of directors for Xylogenics, Inc. and as an advisor for Quantum Materials Corp. Mr. Miller also has a degree in Accounting from Hillsdale college and was a former CPA for Deloitte. The experiences and attributes that led to the conclusion that Mr. Miller should serve as the Chief Executive Officer upon the completion of the offering include Mr. Miller’s past managerial and financial positions at pharmaceutical companies like Algaeon and MedImmune, his deep understanding of the Company’s products and operations, and his background in accounting.
Kevin M. Rooney, Chief Business Officer
Mr. Rooney has been working with F3 Platform Biologics as a commercial strategy consultant since 2022 and will serve as Chief Business Officer and director upon the completion of the offering. Mr. Rooney has been the President of Beacon Consulting Group, a commercial strategy consultancy, since 2007. Mr. Rooney has deep experience with F3 Platform Biologics product, Amiguard CT, having served as Vice President of Oncology Sales and Marketing at Medimmune, Inc. In this position, Mr. Rooney was responsible for strategic oversight of the sales and marketing organization for their marketed oncology product, Ethyol (amifostine). Prior to that he ran MedImmune’s respiratory syncytial virus (RSV) business which included Synagis, a monoclonal antibody used to prevent RSV in preterm infants. Prior to his Medimmune experience, Mr. Rooney held a number of increasingly responsible positions in both sales and marketing management for Bristol-Myers Squibb Company, Glaxo Wellcome Inc., Burroughs Wellcome Company and The Upjohn Company. From 2019 to 2021 he served as Executive Vice President of Commercial Operations at QOL Medical, LLC, a privately held biotech company. He currently serves on the Board of Directors for the National Foundation for Infectious Diseases, and served as a Director of GenVec, Inc. from 2008 until 2013. Mr. Rooney received his Master’s degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University and his Bachelor's degree from the University of Virginia. The qualifications and experiences that led to the conclusion that Mr. Rooney should serve as a director upon the completion of the offering include Mr. Rooney’s near 20 years as a commercial strategy consultant, his current and past director roles at various companies, and his prior experience working with AmiGuard CT.
Non-Employee Directors
Holger A. Liepmann, Chairman
Holger A. Liepmann will serve as the Chairman of our Board of Directors upon the completion of this offering. Mr. Liepmann has been part of our Advisory Group since 2019. Prior to joining our Company in 2019, he co-founded Altan Pharma and served as its COO from 2015 to 2018 and was a board member from 2015 to 2021. Between 1986 to 2011, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group, Senior Vice President, Abbott International, the commercial operations for Abbott’s international pharmaceutical and nutritional businesses, and Vice President of Japan Operations. Mr. Liepmann brings 39 years of pharmaceutical and nutritional experience on a global basis — with postings in Japan, Spain, Puerto Rico, Germany and the US. Mr. Liepmann started his career working 11 years for Bayer AG in a variety of capacities, both in the US and in Germany. Mr. Liepmann has served, and continues to serve, on several boards. In 2015, Mr. Liepmann co-founded a hospital injectable company in Europe; and for 3.5 years Mr. Liepmann managed operations as COO. This business was successfully sold 2021. Prior to that Mr. Liepmann worked with Abbott Laboratories for 25 years. Mr. Liepmann retired after managing the Nutritional business as executive vice president for 5 years. In this capacity, Mr. Liepmann was responsible for all aspects of the >$5 billion business, and reported to Abbott’s CEO.
Mr. Liepmann earned a bachelor’s degree from Dartmouth College and a master’s degree in business administration from Stanford University. The qualifications and experiences that led to the conclusion that Mr. Liepmann should serve as the Chairman upon the completion of the offering include Mr. Liepmann’s near 40 years of working as an Executive Vice President, Senior Vice President, and Chief Operating Officer for pharmaceutical companies on a global scale, his current and past director roles, and his background in business administration.
Linda Peters, Director
Linda Peters brings over 30 years of global healthcare regulatory, quality and compliance leadership experience in biopharmaceuticals, vaccines and medical devices and will serve as a director upon the completion of this offering. In October 2021, Ms. Peters joined the board of directors for SunMed Medical and has also served on the board of directors for the Medical Device Innovation Forum (MDIC), Healthcare Institute of New Jersey (HINJ), and Sequoia Pharmaceuticals. Since 2019, Ms. Peters has been the Vice President at Google Health, where she was hired as part of the initial senior leadership team to enable the start-up of Google’s health business and to set the vision and strategy for a new, strategic health initiative, in both regulated medical devices and consumer health, chartered with business transformation to scale and accelerating Google’s growth in AI and Machine Learning in health. Prior to joining Google, she was EVP and Chief Regulatory Officer for Becton Dickson (BD), from 2017 to 2019, where she oversaw all global regulatory affairs and government affairs and public policy for a Fortune 200 company and the was a member of the executive team that led the acquisition and integration of CR Bard Medical for $24 billion. Ms. Peters has been in roles of increasing levels responsibility as Senior Vice President for MedImmune (now AstraZeneca), from 2005 to 2010, and Vice President for Baxter Healthcare, from 2010 to 2015. She has led the strategic regulatory initiatives to successfully bring numerous biopharmaceutical, vaccine, and medical device products to market globally. She was a major contributor in helping to design the regulatory roadmap for software as a medical device (SaMD) as well as being a major contributor to the successful development, regulatory approval and launch of the first H1N1 vaccine in the US. She has lead numerous negotiations with senior regulatory healthcare bodies, including the FDA, MHRA, EMA, Japan PMDA, China NMPA, Brazil ANVISA and India CDSCO. Ms. Peters holds a Master of Business Administration degree from the J.L. Kellogg School of Management at Northwestern University as well as Master of Science and Bachelor of Science degrees in Animal Science from Southern Illinois University at Carbondale. The experiences and qualifications that led to the conclusion that Ms. Peters should serve as a director upon the completion of the offering include Ms. Peters’ over 30 years of leadership in global healthcare regulatory and compliance, her current director roles at SunMed and MDIC, and her past position as Vice President of Google Health.
Bernardus Machielse, Director
Drs. Bernardus N. Machielse will serve as a director upon the completion of this offering. Drs. Machielse has served as the Chairman of Polyneuron Pharmaceuticals AG since 2019 and has been a director at Complexa since 2018. Drs. Machielse has also previously been a director at Vtesse, Inc. (until its acquisition by Sucampo), Xencor and TetraGenetics. Drs. Machielse previously served as Chief Executive Officer, and President at Vtesse, Inc (until its acquisition by Sucampo), Chief Operating Officer and Executive Vice President of Omthera Pharmaceuticals, Inc since 2010 (until its acquisition by Astra Zeneca) and as an Executive Vice President of Operations at MedImmune Inc. (Acquired by Astra Zeneca). Throughout his tenure at the various companies, Drs. Machielse was an important contributor to the successful development and launch of the first H1N1 vaccine available to the US public, the approval of Flumist, the approval of Epanova and the development of treatments for rare neurological diseases. Drs. Machielse served as a Vice President of Quality Control and Quality Assurance for Xoma Corporation of Berkeley, CA. Drs. Machielse also spent several years in various manufacturing and quality positions at Centocor BV in the Netherlands. Drs. Machielse holds a Bachelor of Science degree in Medical Biology and a Master of Science degree in Biochemistry from the University of Utrecht, The Netherlands. The experiences and attributes that led to the conclusion that Drs. Machielse should serve as a director upon the completion of the offering include

Drs. Machielse’ years at MedImmune as its Executive Vice President of Operations, his current and past director experiences at companies like Polyneuron, Complexa, and Vtesse, and his background in medical biology and biochemistry.
Daniel Courchesne, Director
Daniel Courchesne has served as a director since October 4, 2019. Mr. Courchesne is currently President of Synovus’ Specialty Finance Division, which includes the Asset Based Lending, Structured Lending and Global One divisions of Synovus Bank. He brings with him over 30 years of broad experience in the banking, investment and finance industry. Previously, Mr. Courchesne was President of Global One Financial Inc. & Senior Vice President of Entaire Global Companies, Inc., which sold to Synovus in 2016. Mr. Courchesne’s areas of expertise include asset-backed/based lending, premium financing, securitization, financial derivatives, insurance and capital raising. Prior to joining Entaire Global Companies Inc., Mr. Courchesne was with Commerzbank (Dresdner Kleinwort Wasserstein_, where he served as Managing Director of the firm’s North American Structured Credit Group. Prior to Commerzbank, Mr. Courchesne held several management and trading roles within the Royal Bank of Canada (RBC) including management of the Credit Arbitrage group. Mr. Courchesne earned his B.B.A. in Finance from the University of Sherbrooke in 1987. Mr. Courchesne will step down from his director position upon the completion of the offering.
Family Relationships
There are no family relationships between any director, executive officer or person nominated to become a director or executive officer.
Board Committees
Our Board of Directors has established an audit committee and a compensation committee, each of which operates under a charter that has been approved by our Board of Directors.
Our Board of Directors has determined that, upon completion of this offering, all of the members of the audit committee and the compensation committee will be independent as defined under the applicable rules of The Nasdaq Stock Exchange, including, in the case of all of the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making such determination, the Board of Directors considered the relationships that each director has with our company and all other facts and circumstances that the Board of Directors deemed relevant in determining director independence, including the beneficial ownership of our capital stock by each director.
Composition of our Board of Directors and Committees
Our Bylaws provide that our Board of Directors will consist of a number of directors as may be determined and set from time to time by resolution of our Board of Directors or our stockholders. Currently, we have 4 directors.
Our Bylaws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors. An election of our directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.
Our current and future executive officers and significant employees serve at the discretion of our Board of Directors. Our Board of Directors has decided to form a compensation and an audit committee.
Audit Committee
The members of our audit committee are [                 ], [                 ] and [                 ]. [                 ] chairs the audit committee. Upon the closing of this offering, our audit committee’s responsibilities will include:
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appointing, approving the compensation of and assessing the independence of our registered public accounting firm;

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overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

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reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

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monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

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overseeing our internal audit functions;

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overseeing our risk assessment and risk management policies;

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establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

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meeting independently with our internal auditing staff, registered public accounting firm and management;

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reviewing and approving or ratifying any related person transactions; and

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preparing the audit committee report(s) required by SEC rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.
Our Board of Directors has determined that [                 ] is an “audit committee financial expert” as defined by applicable SEC rules.
Compensation Committee
The members of our compensation committee are [                 ], [                 ] and [                 ]. [                 ] chairs the compensation committee. Upon the closing of this offering, our compensation committee’s responsibilities will include:
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annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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reviewing and approving, or making recommendations to our Board of Directors with respect to, the compensation of our chief executive officer and our other executive officers;

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overseeing an evaluation of our senior executives;

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overseeing and administering our cash and equity incentive plans;

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reviewing and making recommendations to our Board of Directors with respect to director compensation;

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retaining and approving the compensation of any compensation advisors;

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reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

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preparing the compensation committee report required by SEC rules.

Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the Board of Directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or our compensation committee.
Director Compensation
None of our directors received any compensation for their services as a director since our inception through the initial offering of our common stock to the public. On July 24, 2019, the Company adopted the Non-Employee Director Compensation Plan, which is a subplan of the Amended and Restated 2019 Equity Incentive Plan.

Under the Non-Employee Director Compensation Plan, non-employee directors are each paid an annual cash retainer per year for service on our Board of Directors, payable quarterly. At present, non-employee directors do not receive additional amounts for serving as a chair or member of a committee. We reimburse non-employee directors for reasonable out-of-pocket expenses in the performance of their duties as directors. In the future, our non-employee directors will receive stock options as compensation for their services as directors. Directors who are employees of the Company receive no additional compensation for their service on our Board of Directors or its committees.
The following tables summarize our non-employee director compensation for 2022:
Annual Non-Employee Director Compensation

Annal Cash Retainer
Communicating with the Board of Directors
The Corporate Secretary will review all such correspondence and regularly forward to our Board of Directors a summary of all correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board of Directors or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of our Board of Directors and request copies of any such correspondence. Concerns relating to accounting, internal controls, or auditing matters may be communicated in this manner. These concerns will be immediately brought to the attention of our Board of Directors and handled in accordance with procedures established by our Board of Directors.
Code of Ethics
We adopted a Code of Ethics that applies to all directors, officers and employees. In addition, we intend to post on our website all disclosures that are required by law or the listing standards concerning any amendments to, or waivers from, any provision of the code.
Scientific Advisory Board
As discussed above, we have formed a Scientific Advisory Board, comprised of a team of prominent researchers in the studies of amifostine, radiation physics, radiation oncology and pediatric oncology. The role of our SAB is to advise on and oversee our research and development efforts and be certain that all research performed is of the highest ethical and moral standards.
Dr. David Grdina — Co-Chair
Dr. David Grdina, co-chair of our SAB, is an expert in the field of radiation biophysics and heads the Grdina Laboratory at the University of Chicago. He completed his doctoral training at the University of Kansas in 1971 and has been working with the University of Chicago since 1991. Starting in 1983 at the Argonne National Laboratory, Dr. Grdina began work on developing amifostine as an anti-mutagenic and anti-carcinogenic drug. Dr. Grdina first published his findings on amifostine in 1991, and has since published a total of 83 peer-reviewed articles on the subject. In 1996, his laboratory was moved to the University of Chicago, where work continued on defining and examining amifostine’s use as a genomic protector and inhibitor of genomic instability culminating. This culminated in six U.S. Patents (US # 5488042; 5567686; 5869338; 589191.46; 6984619; and 9877976) with the most recent being issued in 2018: US 9,877,976 “Methods and Compositions for Protection of Cells and Tissues from Computed Tomography Radiation.”
Dr. David Rosenthal — Co-Chair
Dr. David I. Rosenthal is a Professor of Radiation Oncology and Head & Neck Surgery at The University of Texas MD Anderson Cancer Center in Houston, Texas. Dr. Rosenthal is a sub-specialist expert in head and neck radiation oncology, and serves as Chief of the MD Anderson Head & Neck Radiation Oncology Service that represents greater than a century of Head & Neck physician cancer expertise by nine radiation oncology physicians, and a specialized team of radiotherapy physician assistants, nurses, physicists, therapists, and dosimetrists. Dr. Rosenthal and his team treat all types of Head & Neck and skin cancers, and work closely with colleagues from other related specialties to derive personalized treatment plans for each individual patient. He is a Fellow of the American College of Radiology (FACR), the American Society for Radiation Oncology (FASTRO), and the American Head & Neck Society (AHNS).
Dr. Rosenthal focuses on developing new methods to improve survival and functional outcomes, and techniques to reduce side-effects and toxicities from Head & Neck cancer treatment. These include proton therapy, intensity-modulated radiation therapy, volumentric-modulated arc therapy, stereotactic body radiation therapy, drug development, immunotherapy, acute and late toxicity evaluation (including mucositis, dermatitis, dysphagia, and xerostomia), their management, prevention, patient reported outcomes, and quality and safety research. Dr. Rosenthal serves as principal investigator for numerous national cooperative group and institutional clinical trials; has over 200 related peer-reviewed publications, and is co-editor of a textbook: Head and Neck Cancers: Evidence-Based Treatment. He is a 1984 graduate of the University of Miami (FL) School of Medicine.
Dr. David Brenner
Dr. David Brenner studied radiation physics at the Medical College of St. Bartholomew’s Hospital, University of London, and obtained a PhD from the University of Surrey Physics Department. Dr. Brenner currently directs the Center for Radiological Research at Columbia University Medical Center in New York City. The Center, now in its 102nd year, was founded by a student of Marie Curie with the goal of exploiting radiation to improve medical care. Dr. Brenner has been published on the topic of low dose radiation, and has designed new “patient friendly” approaches for prostate cancer radiation therapy that are now in common use worldwide, and he is currently very excited about the prospects of beating pancreatic cancer with new types of radiation. Over the past 6 years, he has also been working towards a safe way to kill drug-resistant bacteria such as MRSA, as well as airborne viruses such as influenza, using a unique type of ultraviolet light.
Dr. Richard J. Albertini
Dr. Richard Albertini is a Research Professor in the Department of Pathology at the University of Vermont. Dr. Albertini has been a professor in the pathology field for over 45 years. He has written at length on topics ranging from genotoxic carcinogens to biomonitoring and has been instrumental in innovating HPRT cell measurement to aid cancer detection. Dr. Alberini obtained his M.D. and Ph.D. from the University of Wisconsin — Madison.
Dr. Archie Bleyer
Dr. Archie Bleyer is renowned for his pediatric oncology medical contributions. A University of Rochester School of Medicine and Dentistry graduate, Dr. Bleyer currently serves as the Medical Director, Clinical Research and Director, DEFEAT Cancer, St. Charles Regional Cancer Center, the Chair of the Institutional Research Board, Cascade Healthcare Community, the Director of Aflac/CureSearch Adolescent and Young Adult Cancer Research, and was a founding member of the LiveStrong Young Adult Alliance. He chaired the Children’s Cancer Group for 10 years, then the world’s largest pediatric cancer research organization, as well as the Department and Division of Pediatrics at the University of Texas MD Anderson Cancer Center and the Community Oncology in the Department and Division of Medicine at the MD Anderson Cancer Center.
Dr. Bleyer was the American Cancer Society Professor of Clinical Oncology and in charge of the cancer curriculum at the University of Washington School of Medicine. During the past three decades, Dr. Bleyer was awarded research grants totaling more than $75 million as a principal investigator from the National Institutes of Health, the American Cancer Society, and the Leukemia Society of America. His research has been published in more than 300 peer-reviewed articles, chapters, and books. His current personal clinical research is dedicated to adolescents and young adult (AYA) oncology.
Dr. James Dziadziola, Jr.
Dr. James Dziadziola Jr. is an otolaryngologist in Kannapolis, North Carolina and is affiliated with multiple hospitals in the area, including Carolina Healthcare System University Medical Center and

Carolinas Healthcare Northeast. He received his medical degree from Wayne State University School of Medicine in 1991 and has been in practice for more than 20 years. Dr. Dziadziola is one of 44 doctors at Carolina Healthcare System University Medical Center and one of 7 at Carolinas Healthcare Northeast who specialize in Otolaryngology (ENT). He is a fellow of and board certified by the American Board of Otolaryngology, Head and Neck Surgery and is a member of the American Medical Association, the North Carolina Medical Society, the Cabarrus County Medical Society, the Charlotte Ear, Nose, and Throat Society, and the American Academy of Otolaryngologic Allergy.
Dr. Winston Marshall
Dr. Winston Marshall is a board-certified cardiologist in the areas of cardiovascular disease and interventional cardiology. Dr. Marshall received his medical degree from the University of Southwestern Texas Medical School and completed his Residency in Internal Medicine and a Fellowship in Cardiovascular Disease at Baylor University Medical Center. Dr. Marshall is currently affiliated with Baylor Scott & White The Heart Hospital — Plano. He has been in practice for over twenty years and his areas of expertise include invasive and noninvasive heart evaluations and peripheral and coronary interventions.
Dr. Jeffrey Murley
Jeffrey S. Murley, PhD is a Research Associate and Associate Professor in the Department of Radiation and Cellular Oncology at The University of Chicago. Dr. Murley completed his masters in biological sciences and doctoral studies at Northern Illinois University. His research focuses include adaptive responses induced by very low doses of ionizing radiation and the intracellular signaling pathways involved in these responses. Dr. Murley has spent over 18 years at the University of Chicago studying radiation and cellular oncology, much of that time working alongside our SAB co-chairman, Dr. Grdina. Dr. Murley has been peer reviewed and published at least 50 times and has presented as a lecturer and presenter at industry events nearly 90 times.
Dr. Donald P. Frush
Dr. Frush is the John Strohbehn Professor of Radiology, and an Associate Faculty Member, Medical Physics Graduate Program at Duke University Medical Center. Dr. Frush earned his undergraduate degree from the U.C. Davis, MD from Duke University School of Medicine, was a pediatric resident at U.C. San Francisco, completed a radiology residency at Duke Medical Center and a fellowship in pediatric radiology at Children’s Hospital in Cincinnati. Professional roles included more than 25 years on the Duke Medical Center faculty, with a subsequent nearly two-year appointment as a Professor of Radiology at Lucile Packard Children’s Hospital at Stanford. He returned to Duke in 2020. Dr. Frush’s research interests are predominantly involved with pediatric body computed tomography (CT), including technology assessment, techniques for pediatric CT examinations, assessment of image quality, radiation dosimetry, and radiation protection and risk communication in medical imaging. Other areas of investigation include CT applications in children and patient safety in radiology. Contributions to the advancement of medicine to date include more than 260 peer reviewed publications and 40 book chapters.
Dr. Michael I. Koukourakis
Dr. Koukourakis is a Professor of Radiation Oncology, and Head of the Department of Radiotherapy and Oncology, Medical School, Democritus University of Thrace. He graduated the Medical School of the University of Athens, Greece, specialized in Radiotherapy and Oncology at the Hellenic Cancer Institute, and in Clinical Oncology at the University of Paris VII, France. He obtained his PhD diploma at the University of Crete. He followed post-doctoral studies (British Council Fellowship) at the University of Oxford, ICRF Medical Oncology Unit, where he worked in early phase clinical studies on novel agents and in translational research projects related to angiogenesis and drug resistance. His clinical research interests focus on the combinations of chemotherapy and immunotherapy with radiation and to the clinical development of cytoprotective regimens. He organizes and supervises a large number of collaborative clinicopathological studies on the pathogenetic, prognostic and predictive role of hypoxia, tumor metabolism and immune response. He has authored or co-authored more than 370 articles in peer reviewed journals, with more than 15000 citations and the H-index of his published work is above 65.

Dr. Randall A. Stenoien
A native of Minneapolis, Minnesota, Dr. Randall A. Stenoien attended Bjorkelangen Videregaaende Skole in Norway in 1978. He received a Bachelor’s degree from Trinity University in San Antonio in 1981 and graduated from the University of Texas Medical School in 1984. He completed a four year Diagnostic Radiology residency at UT Southwestern in Dallas in 1988. Since that time, Dr. Stenoien has been in private practice. He worked for Southwest Radiology Association until 2002, and thereupon founded Innovative Radiology, PA. He is currently CEO of Houston Medical Imaging which is currently has 8 locations in the greater Houston area and the Rio Grande Valley. Dr. Stenoien has a vast knowledge of interventional and oncology experience with an interest in cross sectional and nuclear imaging. Dr Stenoien is active on several charitable boards as well as the Harris County Medical Society.
Dr. Ralph Boccia
Dr. Ralph Boccia is the President and Medical Director of the Center for Cancer and Blood Disorders, in Bethesda, Maryland. Dr. Boccia also holds positions as Clinical Associate Professor of Medicine at Georgetown University, Chief Medical Officer of the International Oncology Network and a member of the Advisory Panel for the American Oncology Network, while serving as the Chair of its Research Committee. He completed his medical residency in internal medicine and fellowship training in hematology, oncology, and bone marrow transplantation under a combined UCLA-VA fellowship program in Los Angeles, CA. Dr. Boccia also completed a fellowship in medical oncology and laboratory research at the National Cancer Institute in Bethesda, Maryland. Dr. Boccia’s publication credits include more than 180 articles, abstracts and posters, reporting research results from major clinical trials in several prestigious journals including the New England Journal of Medicine and the Journal of Clinical Oncology. Dr. Boccia serves on the editorial boards for the Journal of Hematology and Oncology, Community Oncology, Oncology and Biotechnology News and Targeted Therapies News.
Mr. Viren Grover
Mr. Viren Grover joined our Scientific Advisory Group in 2019, bringing a wealth of experience of more than 40 years in the Healthcare Industry. He worked with Abbott Laboratories for 30 years in various capacities, including managing Abbott’s European Hospital business based in Paris, Head of Pacific, Asia and Africa Business Development based in Chicago, Head of Abbott’s Pharma, Diagnostics and Nutritional businesses based in Indonesia and Turkey. During his term, Abbott Indonesia received the prestigious Government recognition “Best Medium Sized Company” in the country. After his retirement from Abbott, he co-founded Pinnacle Biologics, served as Vice-Chairman and played a key role in the acquisition of amifostine (Ethyol) from MedImmune/AstraZeneca, including amifostine licensing agreements with the University of Chicago. Mr. Grover did his graduate studies in Economics at Carleton University, Ottawa, Canada and in International Business at New York University’s Stern School of Business.

EXECUTIVE COMPENSATION
No compensation has been paid to our executive officers from our inception to date.
Compensation Arrangements for Executive Officers
Outstanding Equity Awards at December 31, 2021
The following table provides information regarding outstanding stock awards held by our named executive officers as of.
Stock Award
Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested	Total Stock/ Equity Awards Held
	[ ]	[ ]	[ ]	[ ]	[ ]
	[ ]	[ ]	[ ]	[ ]	[ ]
Employee Benefit and Incentive Plans
We do not maintain any deferred compensation, retirement, pension or profit-sharing plans. Our Board of Directors has adopted an incentive plan, the material terms of which are described below, allowing for the grant of equity and cash-based awards to our employees and directors.
Equity Incentive Plan
2022 Equity Incentive Plan
On [                 ], 2022, our Board of Directors and stockholders adopted the F3 Equity Incentive Plan. The material terms of the 2022 Equity Incentive Plan (the “2022 Plan”) are described below. The 2022 Plan will be administered by the Compensation Committee.
Permissible Awards.   The 2022 Plan authorizes the granting of awards in any of the following forms:
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options to purchase shares of our common stock, which may be designated under the tax code as non-qualified stock options (which may be granted to all participants) or incentive stock options (which may be granted to officers and employees but not to consultants or non-employee directors);

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stock appreciation rights, which give the holder the right to receive the difference (payable in cash or stock, as specified in the award agreement) between the fair market value per share of our common stock on the date of exercise over the base price of the award;

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restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by our compensation committee;

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restricted stock units, or RSUs, which represent the right to receive shares of our common stock (or an equivalent value in cash or other property, as specified in the award agreement) in the future, based upon the attainment of stated vesting criteria;

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deferred stock units, which represent the right granted to receive shares of our common stock (or an equivalent value in cash or other property, as specified in the award agreement) at a future time as determined by our compensation committee;

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performance awards, which are awards payable in cash or stock upon the attainment of specified performance goals;

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other stock-based awards in the discretion of our compensation committee, including unrestricted stock grants; and

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cash-based awards.

Dividend equivalent rights, which entitle the participant to payments in cash or property calculated by reference to the amount of dividends paid on the shares of stock underlying an award, may be granted with respect to awards other than options or SARs.
Authorized Shares.   Subject to adjustment as provided in the 2022 Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to awards granted under the 2022 Plan is . Shares subject to awards that are canceled, terminated, forfeited, settled in cash, withheld to satisfy exercise prices or tax withholding obligations will again be available for awards under the 2022 Plan. In the event of a changes in the outstanding common stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization, the share authorization limits under the 2022 Plan will be adjusted proportionately, and our compensation committee must make such adjustments to the 2022 Plan and awards, to the extent necessary to preserve the economic intent of the awards.
Limit on Shares Granted to Non-Employee Directors.   The maximum number of shares of common stock subject to awards granted during a single fiscal year to any non-employee director, together with any cash fees paid to such non-employee director during the fiscal year, may not exceed a total value of $400,000 (calculating the value of any awards based on the grant date fair value for financial reporting purposes).
Limitations on Transfer.   No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution; provided, however, that our compensation committee may permit other transfers (other than transfers for value).
Treatment of Awards upon a Participant’s Death or Disability.    Unless otherwise provided in an award agreement, upon the termination of a participant’s service due to death or disability:
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each of that participant’s outstanding options and SARs that are solely subject to time-based vesting requirements will become vested and fully exercisable as of the date of termination;

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each of that participant’s other outstanding awards that are solely subject to time-based vesting restrictions will become vested, and such restrictions will lapse as of the date of termination; and

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each of that participant’s outstanding awards that are solely subject to performance-vesting requirements will not expire on account of the termination of the participant’s service and shall remain eligible to vest based on actual performance over the applicable performance period, as provided in the award agreement governing the award.

Treatment of Awards upon a Change in Control.   Unless otherwise provided in an award agreement, upon the occurrence of a change in control of our company:
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all outstanding options and SARs that are solely subject to time-based vesting requirements will become vested and fully exercisable as of the date of termination;

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all other outstanding awards that are solely subject to time-based vesting restrictions will become vested, and such restrictions will lapse as of the date of termination; and

•
the payout opportunities attainable under all outstanding performance-based awards will vest based on (A) an assumed achievement of all relevant performance goals at the “target” level if the change in control occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target, if the change in control occurs during the second half of the applicable performance period.

In addition, in the event of a Change in Control, the compensation committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share of common Stock received or to be received by other shareholders of the company in the event.
Discretionary Acceleration.   The compensation committee may, in its discretion, accelerate the vesting and/or payment of any awards for any reason. The compensation committee may treat participants and awards differently in exercising such discretion.
Termination and Amendment.   The 20 Plan will terminate on , 2032, the tenth anniversary of the date our board of directors first approved the 20 Plan, or, if our shareholders approve an amendment to the 2019 Plan that increases the number of shares subject to the9 Plan, the tenth anniversary of the date of such approval, unless earlier terminated by our board of directors. Our board of directors may, at any time and from time to time, terminate or amend the 2022 Plan, but if an amendment to the 2022 Plan would require stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to shareholder approval.
Our compensation committee may amend or terminate outstanding awards. However, such amendments will require the consent of the participant if they constitute an impairment of the award.
Prohibition on Repricing.   Stock options and SARs cannot be repriced, directly or indirectly, without the prior consent of our shareholders.
Certain U.S. Federal Income Tax Effects
The following discussion is limited to a summary of the U.S. federal income tax provisions relating to the grant, exercise, vesting and settlement of awards under the 2022 Plan and the subsequent sale of common stock acquired under the 20 Plan. The tax consequences of awards may vary depending upon the particular circumstances, and it should be noted that the income tax laws, regulations and interpretations thereof change frequently. This discussion is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the 20 Plan. Additional taxes, including state, local, and foreign taxes, may apply and may vary from jurisdiction to jurisdiction.
Non-Qualified Stock Options.   There typically will be no U.S. federal income tax consequences to the optionee or to us upon the grant of a non-qualified stock option under the 20 Plan. When the optionee exercises a non-qualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of our common stock received upon exercise of the option at the time of exercise over the exercise price, and we will typically be allowed a corresponding U.S. federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.
Incentive Stock Options.   There typically will be no U.S. federal income tax consequences to the optionee or to us upon the grant or exercise of an incentive stock option. If the optionee holds the acquired option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a U.S. federal income tax deduction on such amount. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price, and we would typically be allowed a U.S. federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.
Stock Appreciation Rights.   A participant receiving a stock appreciation right typically will not recognize income, and we will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of our common stock received will be ordinary income to the participant and we will typically be allowed a corresponding U.S. federal income tax deduction at that time.

Restricted Stock.   Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of our common stock as of that date (less any amount he or she paid for the stock), and we will typically be allowed a corresponding U.S. federal income tax deduction at that time, subject to limitations in certain circumstances. If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will typically be allowed a corresponding U.S. federal income tax deduction, subject to limitations in certain circumstances at that time. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.
Restricted Stock Units.   A participant typically will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock unit award is granted. When the participant receives shares of our common stock (or the equivalent value in cash or other property) in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the fair market value of our common stock or other property as of that date (less any amount he or she paid for the stock or property), and we will typically be allowed a corresponding U.S. federal income tax deduction at that time, subject to limitations in certain circumstances.
Cash-Based Performance Awards.   A participant will not recognize income, and we will not be allowed a tax deduction, at the time a cash-based performance award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, the participant will recognize ordinary income equal to the cash received, and we will typically be allowed a corresponding U.S. federal income tax deduction at that time, subject to limitations in certain circumstances.
Section 409A.   The 2019 Plan permits the grant of various types of incentive awards, which may or may not be exempt from Code Section 409A. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Restricted stock awards, and stock options and SARs that comply with the terms of the 2019 Plan, are generally exempt from the application of Section 409A. Stock units, other stock-based awards and cash-based awards that are granted in one year and payable in a later year generally are subject to Section 409A unless they are designed to satisfy the short-term deferral exemption from such law. If not exempt, such awards must be specially designed to meet the requirements of Section 409A in order to avoid early taxation and penalties.
Tax Withholding.   We have the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy federal, state and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2019 Plan.

RELATIONSHIPS AND RELATED TRANSACTIONS
We have not entered into any transactions since our inception to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section titled “Executive Compensation.”
Policies and Procedures for Related Person Transactions
Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest. Such written policies and procedures shall become effective upon the completion of our initial public offering of our common stock.
If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Chief Financial Officer and the chairman of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.
A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:
•
the related person’s interest in the related person transaction;

•
the approximate dollar value of the amount involved in the related person transaction;

•
the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•
whether the transaction was undertaken in the ordinary course of our business;

•
whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•
the purpose of, and the potential benefits to us of, the transaction; and

•
any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.
In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:
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interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction; and
•
a transaction that is specifically contemplated by provisions of our certificate of incorporation or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.
We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common and preferred stock as of [    ] by the following:
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each of our directors and named executive officers;

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all of our directors and named executive officers as a group; and

•
each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of [      ]. Shares of our common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.
Our calculation of the percentage of beneficial ownership prior to this offering is based on [        ] shares of common stock and [        ] shares of preferred stock outstanding as of [        ].
Unless otherwise indicated, the address for each director and executive officer listed is: c/o F3 Platform Biologics, Inc., at 1200 Ashwood Parkway, Ste. 155 Atlanta, Georgia, 30338.
Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Before This Offering	Percentage of Shares Beneficially Owned Before This Offering
Directors and Named Executive Officers
Jonathan E. Peskoff	25,494,197	36.9%
James R. Miller(1)	24,862,947	36.0%
All executive officers and directors as a group
(4 person):	[ ]	[ ]%
5% or Greater Stockholders:
Jonathan E. Peskoff	25,494,197	36.9%
James R. Miller(1)	24,862,947	36.0%

(1)
Pursuant to an agreement between Mr. Miller, the Company and two of the Company’s other noteholders, 75% of the shares held by Mr. Miller, along with the notes, are held by the Company in escrow pursuant to the agreement and will be administered by an independent administrative agent. 50% of such shares held in escrow will be retired and returned to the Company upon the repayment of the notes held by Mr. Miller in accordance with the agreement. The remaining 50% portion of shares held in escrow that will not return to the company upon the repayment of notes will remain with Mr. Miller, leaving no outstanding shares in escrow. Although an exact amount has not been determined, the Company plans to purchase a range of 35% to 50% of the note held by Mr. Miller.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the material terms of our capital stock as of the date of this registration statement and upon completion of our initial public offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws, and to the provisions of applicable Delaware la
Capital Stock
Upon the closing of our initial public offering, we anticipate that our authorized capital stock will consist of [           ] shares of common stock (following our anticipated [           ] for [           ] reverse stock split prior to the commencement of our initial public offering), with $.001 par value, and [         ] shares of Preferred Stock, with $.001 par value. Only our common stock is being registered hereby.
As of December 31, 2022, we had 50,000,000 issued and outstanding shares of our common stock (“Class A Stock”) held by two stockholders of record and 19,364,664 issued and outstanding shares of our Class B common stock (“Class B Stock”) held by 70 stockholders of record and [ ] restricted stock units reserved under our 2019 Plan. Holders of our Class A Stock are entitled to vote 10 shares of common stock per each share held by such holder. Prior to the completion of our initial public offering, we expect to amend our Amended and Restated Certificate of Incorporation such that Class A Stock and Class B Stock distinctions will be eliminated and we will only have one class of common stock. We expect that all of our shares of common stock will be entitled to one vote per share.
Common Stock
Following the completion of our initial public offering, holders of our common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors in its sole discretion, subject to any preferential dividend rights of outstanding preferred stock, if any.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Currently, we have two classes of common stock, our Class A common stock and our Class B common stock. The holders of Class A Stock are entitled to ten votes per share of Class A Stock held. The holders of Class B Stock are entitled to one vote per share of Class B Stock held; in all other respects, the Class A Stock and Class B Stock are identical.
Preferred Stock
Our blank-check preferred stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed in our Amended and Restated Certificate of Incorporation or in the resolution or resolutions providing for the issue of such series adopted by our Board of Directors in its sole discretion. Any shares of Preferred Stock that may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.
Authority has been granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the Delaware General Corporation Law, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Delaware General Corporation Law. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Takeover Provisions
We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. Subject to certain exemptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner or the interested stockholder acquired at least 91.4% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.
Forum Selection
Our bylaws provide that, unless we otherwise consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employee, or agents to us or to our stockholders; (c) any action asserting a claim arising pursuant to any applicable provision of the DGCL, the Certificate of Incorporation, or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
Listing
We have applied to list our common stock on the Nasdaq Capital Market under the symbol “JDRR.” No assurance can be given that our application will be approved.
Transfer Agent and Registrar
Upon the closing of this offering, the transfer agent and registrar for our common stock will be [•]

UNDERWRITING
In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company as representative for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of our common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.
Underwriter	Number of Shares
The Benchmark Company, LLC

Total
The underwriters are committed to purchase all of the shares offered by us other than those covered by the option to purchase additional securities described below, if they purchase any such securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.
The Company has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Over-allotment Option
The Company has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of      additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $      and the total net proceeds to us will be $      .
Discount
The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.
	Per Share	Total Without Over- Allotment Option	Total With Over Allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$
The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to

other securities dealers at such price less a concession of $      per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.
The Company will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g)(4)(A).
The Company has agreed to pay the underwriters’ non-accountable expenses allowance equal to 1% of the aggregate gross proceeds of this offering. The Company has also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s legal counsel up to an amount of $100,000; and preparation of commemorative mementos in such quantities as the underwriter may reasonably request; provided that these actual accountable expenses of the underwriter shall not exceed $125,000 in the aggregate, including the fees and disbursements of the underwriter’s counsel. In addition to the foregoing, the Company shall be responsible for the costs and expenses of background checks on its senior management and directors in an amount not to exceed $7,500.
The Company estimates that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $      .
Discretionary Accounts
The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.
Lock-Up Agreements
Pursuant to certain “lock-up” agreements, the Company, its executive officers, directors and all holders of the Company’s common stock and securities exercisable for or convertible into its common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of six (6) months from the date of effectiveness of the offering.
Underwriter Warrants
The Company has agreed to issue to the underwriters warrants to purchase up to a total of 5% of the shares of common stock sold in this offering. The warrants are exercisable at $      per share (100% of the public offering price of the common stock in this offering) commencing on a date which is six (6) months from the effective date of the offering under this prospectus and expiring on a date which is no more than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(A). The warrants have been deemed compensation by FINRA and are therefore subject to a 6-month lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of six (6) months from effectiveness. The warrants may be exercised as to all, or a lesser number of shares of common stock, and will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of no greater than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(C). In addition, the warrants will contain a provision for unlimited “piggyback” registration rights which rights may be exercised at any time during the two year period beginning on date which is six (6) months from the effective date of this offering. The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.
Right of First Refusal
We have granted The Benchmark Company a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as lead managing underwriter and book runner or minimally as co-lead manager and co-book runner and/or lead or co-lead placement agent at The Benchmark Company’s discretion, for each and every future public and private equity or debt (excluding commercial bank debt) offering, including all equity linked financings, during such twelve (12) month period, of the Company, or any successor to or subsidiary of the Company.
Determination of Offering Price
The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Electronic Offer, Sale and Distribution of Shares
A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.
Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.
•
Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

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Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
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Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Company’s shares of common stock or preventing or retarding a decline in the market price of its shares of common stock. As a result, the price of the Company’s common stock or warrants in the open market may be higher than it would otherwise be in the absence of these transactions. Neither the Company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the Company’s common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in the Company’s common stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.
Indemnification
We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
Electronic Distribution
A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.
Other Relationships
The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, the Company has no present arrangements with the underwriters for any further services.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with our common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, by a “non-U.S. holder” (as defined below).
For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:
•
an individual citizen or resident of the U.S.;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations (“Treasury Regulations”) to be treated as a United States person.

This summary is based upon provisions of the Code and Treasury Regulations, administrative rulings and judicial decisions currently in effect, all as of the date hereof and all subject to change at any time, possibly with retroactive effect, or to different interpretation by the Internal Revenue Service (“IRS”). This summary does not address all aspects of U.S. federal taxes and does not address any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not represent a detailed description of the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including a non-U.S. holder that is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” “real estate investment trust,” “regulated investment company,” dealer in securities or currencies, financial institution, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, person who acquired our common stock as compensation for services, or a partnership or other pass-through entity, or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock for U.S. federal income tax purposes). We cannot provide assurance that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. holders that are partners of a partnership holding our common stock should consult their tax advisors.
Non-U.S. holders considering the purchase of our common stock should consult their own tax advisors concerning the particular U.S. federal income and estate tax consequences of the ownership of our common stock, as well as the consequences arising under the laws of any other taxing jurisdiction.
Distribution on our common stock
As indicated in the “Dividend Policy” section of this prospectus, we have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.
In the event that we do make a distribution, distributions paid on our common stock will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gains on disposition of our common stock.” Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to United States federal withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net-income basis in the same manner as if the non-U.S. holder were a “United States person” as defined in the Code. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that it is not a “United States person” as defined in the Code and is eligible for treaty benefits or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Dividend distributions to non-U.S. holders would also be subject to the rules concerning backup withholding and FATCA, as further discussed below.
Gain on disposition of our common stock
Subject to the discussions below under the heading “Information reporting and backup withholding” and “FATCA withholding requirements,” any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period for our common stock and such non-U.S. holder held (at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period) more than 5% of our common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a “United States person” as defined in the Code and, in addition, may, under certain circumstances, be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
We believe we have not been and are not currently a “United States real property holding corporation” for U.S. federal income tax purposes; however, no assurance can be given that we are not or will not become one in the future. If, however, we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds, or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of the common stock. No assurance can be given, however, that our common stock will continue to be treated as regularly traded on an established securities market for applicable U.S. federal income tax purposes. Non-U.S. holders should consult their own tax advisors about the consequences if we are, or become, a “United States real property holding corporation.”
Information reporting and backup withholding
Information returns are required to be filed with the IRS and reporting the amount of dividends paid to each non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to it unless it certifies under penalty of perjury that it is not a “United States person” as defined in the Code (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a “United States person” as defined in the Code), or it otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the non-U.S. holder certifies under penalty of perjury that it is not a “United States person” as defined in the Code (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a “United States person” as defined in the Code), or it otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
FATCA withholding requirements
Sections 1471 to 1474 of the Code (such sections, and the Treasury Regulations and administrative guidance issued thereunder, commonly referred to as FATCA) impose a 30% United States withholding tax on certain “withholdable payments” made to a “foreign financial institution” or a “nonfinancial foreign entity.” “Withholdable payments” include payments of dividends and the gross proceeds from a disposition of certain property (such as shares of our common stock), if such disposition occurs after December 31, 2018. In general, if a non-U.S. holder is a “foreign financial institution,” the 30% withholding tax will apply to withholdable payments made to it, unless it enters into an agreement with the United States Department of Treasury to collect and provide substantial information regarding its United States account holders, including certain account holders that are foreign entities with United States owners, and to withhold 30% on certain “passthru payments.” If it is a “non-financial foreign entity,” FATCA also generally will impose a withholding tax of 30% on withholdable payments made to it unless it provides the withholding agent with a certification that it does not have any “substantial United States owners” or a certification identifying its direct and indirect substantial United States owners. Intergovernmental agreements between the United States and a non-U.S.holder’s resident country may modify the foregoing requirements.
Non-U.S. holders should consult their own tax advisors regarding the impact of FATCA on their ownership and disposition of shares of our common stock and the potential applicability of any intergovernmental agreements.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity or equity-related securities.
As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock.
Upon the closing of this offering, based on the number of shares of common stock outstanding as of         , 2023, we will have outstanding an aggregate of             shares of our common stock, assuming the underwriters do not exercise their over-allotment option.
Of the shares to be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.
Rule 144
Affiliate Resales of Restricted Securities
In general, subject to the lock-up restrictions described below, beginning 90 days after the effective date of the registration statement, of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•
the average weekly trading volume in our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Capital Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, subject to the lock-up restrictions described below, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us.
If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 180-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Upon expiration of the 180-day lock-up period described below, approximately shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.
Rule 701
Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the 180-day lock-up period described below.
Lock-Up Agreements
We, each of our directors and executive officers and holders of all of our outstanding shares of common stock have agreed that, without the prior written consent of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, offer, sell, pledge or otherwise dispose of our shares of common stock. The terms of our lock-up agreements are described in more detail under “Underwriting.”

LEGAL MATTERS
Certain legal matters will be passed upon for us by Alston & Bird LLP. [           ] is acting as counsel for the underwriters in connection with this offering.
EXPERTS
The financial statements as of December 31, 2022 and December 31, 2021 included in this prospectus and elsewhere in this registration statement have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site, at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.
As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.F3PB.com and intend to use social media to communicate with our subscribers and the public, an updated list of which accounts will be made available on our investor relations website at www.F3PB.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

F3 Platform Biologics, Inc. and Subsidiary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
F3 Platform Biologics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of F3 Platform Biologics, Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum llp
Marcum llp
We have served as the Company’s auditor since 2019.
New York, NY
April 18, 2023

F3 PLATFORM BIOLOGICS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
December 31, 2022 and 2021
	2022	2021
Current Assets:
Cash	$302,397	$95,010
Royalty receivable, net of discount	50,413	17,322
Total Current Assets	352,810	112,332
Royalty receivable – net of discount and current portion	—	29,492
Total Assets	$352,810	$141,824
Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$66,224	$34,404
Accrued liabilities and other current liabilities	1,185,407	879,139
Current portion of convertible notes payable	—	925,000
Current portion of demand notes payable – related parties	1,335,577	1,335,577
Note payable – related party	300,000	—
Total Current Liabilities	2,887,208	3,174,120
Convertible notes payable – net of current portion	1,725,000	500,000
Demand notes payable – related parties, net of current portion	2,599,585	2,599,585
Total Liabilities	7,211,793	6,273,705
Commitments and Contingencies (Note 8)
Stockholders’ Deficit:
Preferred Stock $.001 par value 15,000,000 shares authorized, 0 issued and outstanding at December 31, 2022 and 2021	—	—
Common Stock Class A $.001 par value 50,000,000 shares authorized, and 50,000,000 shares issued and outstanding at December 31, 2022 and 2021	50,000	50,000
Common Stock Class B $.001 par value 100,000,000 shares authorized, 19,364,664 and 19,121,592 issued and outstanding at December 31, 2022 and 2021 respectively	19,365	19,122
Additional paid-in capital	7,058,493	6,858,736
Accumulated deficit	(13,986,841)	(13,059,739)
Total Stockholders’ Deficit	(6,858,983)	(6,131,881)
Total Liabilities and Stockholders’ Deficit	$352,810	$141,824
See accompanying notes to consolidated financial statements.

F3 PLATFORM BIOLOGICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021
	2022	2021
Operating Expenses:
Research and development	$251,128	$34,038
General and administrative	373,305	1,891,147
Total Operating Expenses	624,433	1,925,185
Operating Loss	(624,433)	(1,925,185)
Other Income and (Expenses):
Interest expense	(306,268)	(285,292)
Interest income	3,599	3,805
Total Other Expense	(302,669)	(281,487)
Net (Loss) Income	$(927,102)	$(2,206,672)
Per share information
Net (loss) income per share basic and diluted	$(0.01)	$(0.03)
Weighted average shares basic and diluted	69,132,247	66,992,693
See accompanying notes to consolidated financial statements.

F3 PLATFORM BIOLOGICS, INC. AND SUBSIDIARY
CONSOLIDATED CHANGES IN STOCKHOLDERS’ DEFICIT
For the Years Ended December 31, 2022 and 2021
	Class A Common Stock		Class B Common Stock		Preferred Stock		Additional paid in capital	Accumulated Deficit	Total Shareholder Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2021	50,000,000	$50,000	16,842,858	$16,843	—	$—	$4,986,015	$(10,853,067)	$(5,800,209)
Stock Issuance of Class B Common Stock	—	—	2,278,734	2,279	—	—	1,872,721	—	1,875,000
Net Income	—	—	—	—	—	—	—	(2,206,672)	(2,206,672)
Balance at December 31, 2021	50,000,000	50,000	19,121,592	19,122	—	—	6,858,736	(13,059,739)	(6,131,881)
Stock Issuance of Class B Common Stock Share-Based Charitable Contribution	—	—	243,072	243	—	—	199,757	—	200,000
Net loss	—	—	—	—			—	(927,102)	(927,102)
Balance at December 31, 2022	50,000,000	$50,000	19,364,664	$19,365	—	—	$7,058,493	$(13,986,841)	$(6,858,983)
See accompanying notes to consolidated financial statements.

F3 PLATFORM BIOLOGICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
	2022	2021
Cash flows from operating activities:
Net loss	$(927,102)	$(2,206,672)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Share-based compensation	—	1,875,000
Share-based charitable contribution	200,000	—
Changes in operating assets and liabilities
Decrease (increase) in royalty receivables	(3,599)	6,195
Decrease in receivables	—	8,535
Increase (Decrease) in accounts payable	31,820	(64,545)
Increase in accrued expenses	306,268	285,292
Net cash flows used in operating activities	(392,613)	(96,195)
Cash flows from financing activities:
Proceeds from note payable – related party	300,000	—
Proceeds from convertible notes	300,000	100,000
Net cash flows provided by financing activities	600,000	100,000
Net increase in cash and equivalents	207,387	3,805
Cash and equivalents, beginning of period	95,010	91,205
Cash and equivalents, end of period	$302,397	$95,010
Supplement schedule of noncash investing and financing activities:
Issuance of Class B Common Stock	$200,000	$1,875,000
See accompanying notes to consolidated financial statements.

F3 PLATFORM BIOLOGICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — NATURE OF BUSINESS
The Company
F3 Platform Biologics, Inc. (the “Company”) was incorporated in the State of Delaware on June 5, 2018. The Company is an early-stage biopharmaceutical company committed to the development and commercialization of novel, practical biotechnology for human use. F3 is concentrating its present efforts on the clinical development for new indications of the drug amifostine, the only FDA-approved cytoprotectant drug. Amifostine can protect and repair the genomic damage and instability that occurs when human cells are exposed to low dose amounts of ionizing radiation such as those present in a CT scan. Additionally, the Company has a pipeline of other indications for the cytoprotectant compound amifostine. Currently, the Company is completely focused on its lead drug product, AmiGuard CT, which provides cytoprotection against radiation-induced genomic damage and instability caused by CT scans. The Company’s headquarters is located in Atlanta, Georgia.
Upon its formation, the Company entered into a series of transactions through which it purchased substantially all of the assets of Algaeon, Inc. (the “Seller”) from the assignee of that business, which had filed for an assignment for the benefit of creditors (an “ABC”) under applicable state law. The Company purchased substantially all of the assets of the distressed business, including its membership interests in Algaeon Ventures, LLC and the rights to the intellectual property (collectively referred to as the “Acquisition”). Before the ABC, the Company acquired all of the secured debt from the lenders to the distressed business, which was secured by substantially all of the Seller’s assets. These lenders are executive officers of the Company and related parties of both the Seller and the Company. The Acquisition closed on August 20, 2018.
Liquidity
The Company has incurred losses and negative cash flows from operations since inception and has funded its operating loss through the sale of common stock, the issuance of demand and convertible notes. The Company incurred a net loss of approximately $0.9 million of which approximately $.2 million was non-cash for the year ended December 31, 2022. The Company had an accumulated deficit of approximately $14 million as of December 31, 2022. As of December 31, 2022, the Company had cash of approximately $0.3 million and a working capital deficit of $2.5 million.
The Company has entered into forbearance agreements on January 18, 2023 (“January 2023 Forbearance Agreements”) with our convertible note holders in which the holders agreed not to call or otherwise exercise any rights in the note prior to January 1, 2024. The January 2023 Forbearance Agreements were amended on April 12, 2023 in which the Company and note holders extended the forbearance date from January 1, 2024 until March 31, 2025.
The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in its industry. The Company continues its research and development efforts for its product candidates, which will require significant funding. We believe that our existing cash and pledges from certain shareholders’ of the Company, will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next 12 months from the date this registration statement is made available.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION
The accompanying consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
USE OF ESTIMATES
In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements, as well as the reported amounts of expenses during the reporting period. Due to inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in these estimates. On an ongoing basis, the Company evaluates its estimates and assumptions. The Company estimated the fair value of the Class A common stock through an income approach using a discounted cash flow model. These estimates and assumptions include valuing the embedded derivative liability and the net present value of royalties receivable.
CONCENTRATION OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. Financial institutions in the United States hold the Company’s cash which management believes to be of high credit quality. At times, such cash balances may be in excess of federal insurance limits. As of December 31, 2022, cash balances exceeded the federal insurance limits by $52,000.
CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with original or remaining maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include bank demand deposits, marketable securities with maturities of three months or less at purchase, and money market funds that invest primarily in certificates of deposit, commercial paper and United States government and United States government agency obligations. The Company did not hold any cash equivalents as of December 31, 2022 and December 31, 2021.
ACCOUNTS RECEIVABLES
Accounts receivables are carried at their contractual amounts, less an estimate for uncollectible amounts. Management estimates the allowance for bad debts based on existing economic conditions, historical experience, the financial condition of the customers, and the amount and the age of the past due accounts. Receivables are considered past due if the full payment amount is not received by the contractual due date. Past due accounts are generally written off against the allowance for bad debt account only after all collection’s attempts have been exhausted.
As of December 31, 2022 and December 31, 2021, one customer represents 100% of the total outstanding receivables.
REVENUE RECOGNITION
In connection with our licensing model, we follow FASB Accounting Standards Codification (“ASC”) 606-10-55-65 “a sales-based or usage-based”.
The Company enters into a licensing agreement with a customer, which calls for minimum annual payments. In accordance, the guidance for a sales-based or usage-based royalty paragraph 606-10-55-65 applies when the royalty relates only to a license of intellectual property or when a license of intellectual property is the predominant item to which the royalty relates. There are no other performance obligations related to the licensing of our IP. In accordance with 606-10-55-65, the minimum guarantee related to functional IP (i.e., a right to-use license) should be recognized as revenue at the point in time that the entity transfers control of the license to the customer. In 2019, the Company recognized the revenue for the minimum annual payments in connection with our licensing of our functional IP. See Note 3 for Royalty Accounts Receivable as of December 31, 2022 and December 31, 2021. In accordance with the guidance, any royalties that exceed the minimum guarantee should be recognized as the subsequent sales or usage related to the IP occurs. The Company does not have any other performance obligations related to the license of the intellectual property.
Royalty contracts are evaluated to determine if there is a financing component present, based on the payment terms. If a financing component does exist, the royalty receivable is carried at its fair market value and any discount are amortized over the term of the payments. See Note 3.
The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For adoption of ASC 606, the Company utilized the modified retrospective method.
The Company recognizes revenue when its performance obligations with its customers have been satisfied. To determine revenue recognition for contracts that the Company determines are within the scope of ASC 606, it performs the following five steps:
(i)
Identify the contract(s) with a customer;

(ii)
Identify the performance obligations in the contract;

(iii)
Determine the transaction price;

(iv)
Allocate the transaction price to the performance obligations in the contract; and

(v)
Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies the five-step model to contracts when it determines that it is probable it will collect substantially all of the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price, after consideration of variability and constraints, if any, that is allocated to the respective performance obligation when the performance obligation is satisfied.
The Company records revenue net of any identified variable consideration. The Company uses the expected value method or most likely amount method when estimating its variable consideration, unless specified terms are included within contracts. The identified variable consideration is recorded as a reduction of or increase to revenue at the time revenue is recognized. Estimates for variable consideration are adjusted to reflect known changes in factors and may impact such estimates in the period those changes are known. Revenue recognized does not include amounts of variable consideration that are constrained.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company, in accordance with the guidance by the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) ASC 820, sets out a framework, to measures certain assets and liabilities at fair value, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The FASB accounting guidance outlines a valuation framework and creates a fair value hierarchy to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company uses quoted prices and observable inputs when available. Observable inputs are that market participants would use in pricing the asset or liability based on market data obtained from independent sources.
The fair value hierarchy is broken down into three levels based on the source of the inputs as follows:
•
Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Valuations based on observable inputs other quoted price included in Level 1 that observable for the assets or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities.

•
Level 3 — Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

At December 31, 2022 and December 31, 2021, the Company’s financial instruments included cash, royalties receivable, accounts receivable, accounts payable, demand notes payable, long-term debt. The carrying amounts reported in the Company’s financial statements for cash, accounts receivable and accounts payable approximate their respective fair values because of the short-term nature of these instruments. Royalty contracts are evaluated to determine if there is a financing component present, based on the payment terms. If a financing component does exist, the royalty receivable is carried at its fair market value and any discount is amortized over the life of the payments. The estimated fair value of the borrowings under the demand notes payable and long-term debt approximates carrying value due to the nature of the loans and the similarity between the interest rate on the borrowings and prevailing interest rates.
CONVERTIBLE DEBT
The Company, in accordance with the ASC 480 and ASC 815 standard analyzes its convertible debt instruments for embedded derivatives that may require bifurcation from the host and accounted for as derivatives. At the inception of each instrument, the Company performs an analysis of the embedded features requiring bifurcation and may elect, if eligible, to account for the entire debt instrument at fair value. If the fair value option were to be elected, any changes in fair value would be recognized in the accompanying statements of operations until the instrument is settled. The Company has not elected to account for its convertible debt at fair value. The amounts allocated to the conversion feature are recorded as debt discount and amortized to interest expense over the life of the debt using the straight-line method which approximates the effective interest method.
In 2022, the Company adopted ASU 2020-06 simplifying the accounting for convertible instruments and other equity linked instruments. The ASU eliminated the cash conversion feature guidance and the beneficial conversion feature guidance in ASC 470-20. In addition, the derivative scope exception guidance in Section 815-40-25 was revised by removing three of the conditions required to avoid derivative accounting.
Per the ASU 2020-06 guidance embedded features that were not bifurcated from the host instrument upon issuance either because the embedded feature (1) did not meet the definition of a derivative under ASC 815 or (2) met that definition but also qualified for an exception from derivative accounting should be reassessed at each reporting date. Conversion options, even if they were separately accounted for under ASC 470-20, should also be evaluated.
In the Company’s reassessment of embedded features for bifurcation, the initial conclusion of whether the features were clearly and closely related to the host instrument pursuant to ASC 815-15-25-1(a) was reevaluated (by reference to ASC 815-15-25-27). Accordingly, if initially deemed clearly and closely related (and therefore not bifurcated), the feature(s) would not be bifurcated in the future. While it is not clear in the guidance, we generally believe that reassessment for bifurcation, including the “clearly and closely related” criterion, should be performed when a contract is modified, as the modification results in a different legal arrangement. The Company has entered into forbearance agreements in January 18, 2023 (“January 2023 Forbearance Agreements”) with our convertible note holders in which the holder agreed not to call or otherwise exercise any right in the note prior to January 1, 2024. The January 2023 Forbearance Agreements were amended on April 12, 2023 in which the Company and note holders extended the forbearance date from January 1, 2024 until March 31, 2025. See Note 6 for additional information. For the Company, this would include a situation when a debt instrument is modified even when the modification of a debt instrument was not accounted for as an extinguishment pursuant to ASC 470-50-40.
LICENSE FEES
License fees paid to acquire access to proprietary technology from a third-party are expensed to research and development unless it is determined that the technology is expected to have an alternative future use. For the years ended December 31, 2022 and 2021, respectively, there were no amounts capitalized.
PATENT COSTS
All patent related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred to research and development expense due to the uncertainty about the recovery of such expenditures.
RESEARCH AND DEVELOPMENT
Research and development costs in accordance with the ASC 730-10-25 standard are expensed as incurred. Research and development expenses consist primarily of expenses related to the acquisition of in-process research and development in the Acquisition. The Company also utilizes third parties to perform outsourced research and development activities.

SHARE-BASED COMPENSATION
The Company accounts for its employee share-based compensation awards as compensation using a fair-value based method for costs related to equity-based payments. The expense is measured based on the grant date fair value of the awards that are expected to vest, and the expense is recorded over the applicable requisite service period. Transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.
EARNINGS PER SHARE
Basic earnings (loss) per share is computed by dividing income (loss) by the weighted-average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed by dividing income (loss) by the weighted-average number of common shares outstanding including dilutive common share equivalents, but such items are excluded if their effect is antidilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between the Company’s basic and diluted net loss per share of common stock for the years ended December 31, 2022 and December 31, 2021, respectively. There are no anti-dilutive instruments. The Company has evaluated the Convertible Notes (See Note 6) conversion feature as remote probability due to the slight chance of a triggering event such as an IPO.
INCOME TAXES
The Company is a Delaware C Corporation. The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2022 and 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the years ended December 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by Federal and State taxing authorities since inception.
RECENT ACCOUNTING STANDARDS
In August 2020, FASB issued ASC Update 2020-06 Debt — Debt with Conversion and Other Option (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’ Own Equity (Subtopic 815-40) (ASU 2020-06) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversions and cash conversion features for convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that indexed to and settled in an entity’s own equity. ASU 2020-6 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2020-06 as of January 1, 2022 and applied the modified transition approach. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, as amended by ASU 2019-04, 2019-05, 2019-10 and 2019-11. ASU 2016-13 changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. ASU 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2016-13 also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 and amendments are effective for the Company for the annual period beginning after December 15, 2022. The Company evaluated the impact of this new guidance on its consolidated financial statements and determined that it did not have a material impact.
NOTE 3 — ROYALTY RECEIVABLE
On April 17, 2019, the Company entered into a license agreement of its Beta Glucan related products, which license agreement was amended effective August 1, 2019. The Company will receive an annual minimum royalty payment for the initial four-year term of $10,000 in year two, $20,000 in year three and $30,000 in year four. The Company will retain full ownership, title, and rights to the licensed intellectual property (“Licensed IP”) under the Agreement during the duration of the License. In exchange for the License granted, the licensee will be, for the duration of the License, responsible for all costs associated with the filings and maintenance of, and further filings related to, the Licensed IP. Either Company or licensee may terminate the Agreement upon notice to the other upon breach without remedy or upon insolvency.
Consideration for the agreement includes royalty payments, based on gross revenues, as defined in the Agreement.
The Licensee will have a term of 4 years (the “Initial Term”), contingent upon the receipt of minimum royalty payments within 60 days of the end of the applicable period as follows:
Year 2: US $10,000
Year 3: US $20,000
Year 4: US $30,000
Following the Initial Term, the term may be extended for up to 19 additional 1-year terms, provided that licensee continues to make MRPs from year 5 through year 19.
The Company concluded that the license is a right to use agreement, subject to point-in-time revenue recognition.
The Company evaluated the licensing agreement’s minimum annual payment terms and determined there is a financing component to the agreement. In accordance with ASC 606-10-32-19, if an entity concludes that a significant financing has been provided to a customer, then the transaction price is reduced, and interest income is accredited. The implicit financing amount is calculated using the rate that would be used in a separate financing arrangement between the entity and its customer. In accounting for the effects of the time value of money, the Company also shall consider the subsequent measurement guidance in Subtopic 835-30. The guidance in paragraphs 835-30-45-1A through 45-3 provided the basis for the Company to calculate the appropriate discount rate for the present value of the royalty receivable. The royalty receivable was discounted to its net present value as of the date of the transaction using the Company’s borrowing rate of 8% as the discount rate.
For the years ended December 31, 2022 and December 31, 2021, the outstanding balance of the licensing agreement is as follows:
	December 31, 2022	December 31, 2021
Royalty Receivable, net of discount current	$50,413	$17,322
Royalty Receivable, net of long-term portion	—	29,492
Total Royalty receivable, net of discount	$50,413	$46,814

For the years ended December 31, 2022 and December 31, 2021, the Company recognizes income of $3,599 and $3,805 respectively, as a result, of the amortization of the discount attributable to account receivable.
NOTE 4 — LICENSING AGREEMENT
University of Chicago
On October 23, 2020, the Company obtained rights to an exclusive license agreement (the “UChicago License”) by and between the University of Chicago and Pinnacle Oncology LLC. The license grants the Company the intellectual property rights in patent applications pertaining to their research and development of amifostine.
Pursuant to the UChicago License, the Company will pay the University of Chicago an annual maintenance fee of $10,000 until the last valid claim of the licensed patents expires, such maintenance fee being creditable against royalties. The University of Chicago is also eligible to receive milestone payments totaling approximately $1.0 million upon and subject to the achievement of certain milestones. The Company is obligated to pay the University of Chicago a percentage of certain revenues received ranging from 1.0% to 2.5%. The University of Chicago may terminate the UChicago License upon notice to the Company upon breach by the Company without remedy, upon insolvency (as defined in the UChicago License Agreement), liquidation or cessation of existence by the Company, or upon the Company’s challenging (or assisting a third party in challenging) the validity of any of the licensed patents. In addition, the Company may terminate the UChicago License at will without cause upon 90 days’ notice; however, if a commercial sale has derived from the license, then the termination will occur at the end of the royalty reporting period following the 90 days after the notice.
For the years ended December 31, 2022 and December 31, 2021, the Company paid maintenance fees under the University of Chicago License of $10,000 and $10,000 respectively.
License of Beta Glucan Related Products
On April 17, 2019, the Company entered into a license agreement of its Beta Glucan related products, which license agreement was amended effective August 1, 2019 (such license agreement as amended, the “BioGlena License”). Under the BioGlena License, the Company granted the licensee an exclusive worldwide license to the Company’s IP, technology and know-how related to the Company’s BioGlena Products.
Pursuant to the BioGlena License, the licensee will be responsible for all costs going forward to develop and commercialize, sell, and market the BioGlena Products as well as the patent fees and expenses related thereto. The Company will receive an annual minimum royalty payment for the initial four-year term (the “Initial Term”), of $10,000 in year two, $20,000 in year three and $30,000 in year four. In accordance with ASC 606, the Company recognized the income from this transaction in year ended December 31, 2019. The Company is also entitled to receive additional payments based upon net sales ranging from 0.5% to 3.0%.
The BioGlena License automatically extends for 15 consecutive one (1) year renewal terms beyond the Initial Term, with increasing royalty payments each year up to year 19. The licensee has the right to elect not to renew the BioGlena License upon 90 days’ notice prior to the commencement of any of the one (1) year renewal terms provided that the licensee is in compliance with all material terms of the BioGlena License. Either the Company or the licensee may terminate the BioGlena License upon notice to the other upon breach without remedy or upon insolvency.
NOTE 5 — ACCRUED EXPENSES
Accrued expenses are as follows as of:
	December 31, 2022	December 31, 2021
Accrued related party interest	$762,855	$588,304
Accrued convertible note interest	410,552	278,835
Other accrued liabilities	12,000	12,000
Total accrued expenses	$1,185,407	$879,139

During the year ended December 31, 2021, the Company reversed approximately $42,000 of legal and professional services respectively. The nature of the reversal was due to a discrepancy in billing for legal and professional expenses, which was later discovered and reversed.
NOTE 6 — DEBT
Demand Notes Payable
The Company has five outstanding related party promissory notes with Members of the Company, issued during 2018 (the “Demand Notes”). The Demand Notes have an interest rate of 4.25% accrued monthly. Payment is due upon demand on $1.3 million from the lender and therefore the notes are classified as short-term debt on the Company’s balance sheet as of December 31, 2022.
The Company entered into a short-term outstanding related promissory note payable issued during 2022. The note in the amount of $300,000 has interest at 8% and is due on October 15, 2023 or earlier upon the Company raising at least $10,000,000 through an initial public offering (IPO).
Amendment to Certain Demand Notes Payable
In October 2019, the Company entered into an agreement with a Board member who held a Demand Note Payable (“Board Member Demand Note”) with a principal balance of approximately $2.45 million plus accrued interest. The $2.45 million Board Member Demand Note is payable at the Board of Director’s discretion. The terms of the agreement called for the Board member to immediately resign from the Company’s Board of Directors and transfer the outstanding Board Member Demand Note along with 11,559,375 Class A common shares to an escrow agent until a liquidity event occurs. The transfer of the Demand Note to an escrow agent was treated as a modification, as there were no changes in the interest rates, maturity date of principal balance.
The terms of the Board Member Demand Note were amended as follows:
•
the Board Member Demand Note is no longer callable at the option of the holder,

•
the Board Member Demand Note shall become payable at the option of the Company only following the completion of the earlier of: (1) a change of control or (2) an initial public offering in an amount above $20,000,000 (a “Liquidity Event”),

•
upon payment of any Principal Amount of the Notes, the common shares held in escrow shall be returned to the Company on a pro rata basis, and

•
upon consummation of an initial public offering, the remainder of the Board Member Demand Note will convert to equity at the initial public offering price.

The remaining outstanding Demand Note holders separately agreed to subordinate their individual Demand Notes to the Board Member Demand Note. The Demand Notes are secured by substantially all assets of the Company. As of December 31, 2022 and 2021, the outstanding balance of all Demand Notes was $3.9 million.
Convertible Notes Payable
The Company has issued a series of notes since 2018 that pay a simple interest from the date of issuance at a rate equal to 8% per annum.

The notes consist of eleven holders that are collectively referred to below as the Holders. At issuance, the following amounts were recorded:
Note Issuance Date	Note Principal Amount	Carrying Amount of Note	Maturity Date
July 2018	$175,000	$175,000	July 2021*
December 2018	150,000	150,000	December 2021*
January 2019	100,000	100,000	January 2022*
February 2019	100,000	100,000	February 2022*
March 2019	100,000	100,000	March 2022*
June 2019	200,000	200,000	June 2022*
July 2019	50,000	50,000	July 2022*
August 2019	50,000	50,000	August 2022*
February 2020	200,000	200,000	February 2023*
May 2020	100,000	100,000	May 2023*
September 2020	50.000	50,000	September 2023*
December 2020	50,000	50,000	December 2023*
January 2021	100,000	100,000	January 2024*
May 2022	300,000	300,000	May 2025
Total	$1,725,000	$1,725,000
The principal amount of the Notes, together with all accrued interest, shall be due and payable by the Company on or after the three-year anniversary of the issuance of the Note (the “Maturity Date”). All notes that were due within three years from the issuance date were amended, in which the Company and holders extended the forbearance date until March 31, 2025, as indicated by an asterisk, “*.” The Company has entered into forbearance agreements in January 18, 2023 (“January 2023 Forbearance Agreements”) with our convertible note holders in which the holder agreed not to call or otherwise exercise any right in the note prior to January 1, 2024. The January 2023 Forbearance Agreements were amended on April 12, 2023 in which the Company and note holders extended the forbearance date from January 1, 2024 until March 31, 2025. For the years ended December 31, 2022 and December 31, 2021, the Company recognized interest expense of approximately $306,000 and $285,000, respectively.
The Company’s Convertible Notes Payable consists of the following at:
	December 31, 2022	December 31, 2021
Convertible notes payable current	$—	$925,000
Convertible notes payable long-term	1,725,000	500,000
Convertible notes payable	$1,725,000	$1,425,000
The principal and unpaid accrued interest on each of the Notes will convert to common shares i) automatically upon the Company’s issuance of equity securities in a single transaction, or series of related transactions, with aggregate gross proceeds to the Company of at least $3.0 million; ii) at the option of the holder in the event of a liquidity event and or a change of control as defined by the convertible promissory notes; or iii) at the holder’s option, on or after the Maturity Date.
The conversion price per share when a sale by the Company of its equity securities from which the Company receives gross proceeds of not less than $3.0 million (a “Qualifying Equity Financing”) has occurred will be the lesser of (a) 25% discount to the lowest price per share of shares sold in the equity financing or (b) the price per share implied by a $35.0 million pre-money valuation, calculated based on the Company’s fully diluted capitalization immediately prior to the closing of the financing. The conversion price per share in the event of a Corporate Transaction (as defined below) or at the holder’s option on or after the Maturity Date will be the price per share implied by a $35.0 million pre-money valuation, calculated based on the Company’s fully diluted capitalization immediately prior to the closing of such a Corporate Transaction or maturity conversion. If a Corporate Transaction occurs before the repayment or conversion of the Notes, the Company will pay an amount equal to any unpaid accrued interest under such Notes plus the outstanding principal amount of such Notes at the closing to each Holder that elects not to convert its Notes.
A “Corporate Transaction” means:
(a)
the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company’s assets;

(b)
the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c)
the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a “person” or “group” (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company’s capital stock if, after such closing, such person or group would become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

NOTE 7 — EQUITY TRANSACTIONS
Authorized Shares
In July 2019, the Board approved an amendment to the articles of incorporation which increased the number of authorized shares of common stock from 1,000 to 150,000,000 shares and changed the par value of common stock from $0.01 to $0.001.
In November 2019, the Board approved an amendment to the articles of incorporation which set forth 50,000,000 Class A Shares and 100,000,000 Class B Shares and the establishment of 15,000,000 of preferred stock.
Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except holders of Class A Common Stock are entitled to ten votes per share while holders of Class B Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
Common Stock Issuances
In December of 2021, the Board of Directors approved the issuance of 2,278,734 Class B Shares, at a fair value of $.82 per share for services rendered to non-employees recorded as stock compensation.
The estimated fair value of the Company’s Class B common stock was derived from the estimated fair value of the Class A common stock. As of the grant date, the Company estimated the fair value of the Class A common stock through an income approach using a discounted cash flow model. A discounted cash flow model is highly reliant on various assumptions, including estimates of future cash flows (including long-term growth rates), discount rate, and expectations about variations in the amount and timing of cash flows and the probability of achieving the estimated cash flows. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The discount rate applied to the estimated cash flows as of the grant date was approximately 30% based on the overall risk associated with achieving various regulatory and commercial milestones and other market factors. As a result of the dual class nature of the Company’s common stock and the voting right differences between Class A and Class B common stock, the Company assigned a discount factor of approximately 40% to its Class A common stock to estimate the fair value of the Class B common stock. The Company has estimated the discount rates and other inputs and assumptions are consistent with those that a market participant would use.
Related to the Class B common stock issuances described above, the Company recorded the following share-based compensation expense for the year ended December 31, 2021.

Class B
General and administrative	$1,875,000
Total share-based compensation expense	$1,875,000
In December 2022, the Company made a charitable donation in honor of a deceased founder of 243,072 Class B common stock valued at the most recent shares issuance in December 2021.
Charitable Contribution	$200,000
Total share-based charitable contributions.	$200,000
Preferred Stock
The Company has 15,000,000 preferred shares authorized and not outstanding shares as of December 31, 2022 and 2021.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Licensing Agreements
As discussed in Note 3 — Licensing Agreement, the Company has entered into licensing agreements with third parties under which the Company is obligated to make milestone and royalty payments on future net sales.
Contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when future expenditures are probable and such expenditures can be reasonably estimated.
NOTE 9 — RELATED PARTY TRANSACTIONS
The Company believes that its existing cash and cash equivalents and the liquidity provided and/or pledged by certain founding shareholders of the Company will be sufficient in the aggregate to meet our anticipated cash requirements for at least the next 12 months starting December 31, 2022. Certain founding shareholders have pledged an amount of capital to enable to fund that Company on an as needed basis with such amount to be funded solely at the Company’s option.
The Company’s outstanding Demand Notes, as described in Note 6, are held by either executive officers of the Company or entities that are controlled by executive officers of the Company. The outstanding balance of Demand Notes was approximately $3,935,000 and total accrued interest under these Demand Notes is approximately $757,000 and $588,000 as of December 31, 2022 and December 31, 2021, respectively. No interest has been paid to holders of the Demand Notes since their inception. For the year ended December 31, 2022 and December 31, 2021, the Company incurred interest expenses of $169,000 and $169,000, respectively, which is classified as interest expense on the Company’s consolidated statements of operations.
The Company’s outstanding Note Payable as described in Note 6 is held by an executive officer of the Company. The outstanding balance of the note is $300,000 and total accrued interest is approximately $5,200 as December 31, 2022. For the year ended December 31, 2022, the Company incurred interest expense of $5,200, which is recorded under interest expense.

NOTE 10 — INCOME TAXES
Income tax (benefit) expense for respective period noted is as follows:
	For the year ended December 31, 2022	For the year ended December 31, 2021
Current:
Federal, state and local income taxes	$—	$—
Deferred
Federal	210,494	70,882
State and local	52,204	19,071
Total deferred income tax benefit	262,698	89,953
Less: Valuation allowance reserves	(262,698)	(89,953)
	$—	$—
The reconciliation of the federal statutory income tax rate to the effective income tax rate for respective period noted is as follows:
	For the year ended December 31, 2022	For the year ended December 31, 2021
U.S. federal statutory rate	21.00%	21.00%
U.S. state and local income taxes, net of federal tax benefit	4.54%	4.54%
Stock compensation	—	(17.84)%
Valuation allowance	24.54%	(7.70)%
Effective tax rate	0.00%	0.00%
The approximate tax effects of temporary differences which give rise to the net deferred tax assets for respective period noted are as follows:
	For the year ended December 31, 2022	For the year ended December 31, 2021
Deferred tax assets:
Net operating loss carryforwards	$630,303	$522,439
Research and development cost	138,596	51,580
Amortization	679,002	746,819
Charitable Contributions	53,500	—
Accruals	318,830	236,695
Total deferred tax assets	1,820,231	1,557,533
Deferred tax liabilities:
Deferred tax liabilities	—	—
Deferred tax assets, net of deferred tax liabilities	1,820,231	1,557,533
Less valuation allowance	(1,820,231)	(1,557,533)
Deferred tax assets, net after valuation allowance	$—	$—
Deferred tax assets and deferred tax liabilities resulting from temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, with the effect of a change in the tax rate is recognized as income or expense in the period the change in tax rate is enacted.
The Company evaluated the positive and negative evidence bearing upon the estimated realizability of the net deferred tax assets, and based on the Company’s history of operating losses, concluded it is more- likely-than-not the deferred tax assets will not be realized, and therefore recognized a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, as of December 31, 2022 and December 31, 2021.

As of December 31, 2022 and December 31, 2021, the Company had approximately $2.6 million and $2.1 million, respectively, of federal net operating loss (“NOL”) carryforward and approximately $2.6 million and $2.1 million of state and local NOL carryforward, each of which is available to reduce taxable income for each of the respective tax jurisdiction. The federal NOL carryforward does not have an expiration date, and is limited to an annual reduction of 80% of current year’s taxable income. The state and local NOL carryforwards begin to expire in 2038.
As of December 31, 2022, the Company had approximately $71,000 R&D tax credit carryforwards and approximately $15,000 of R&D tax credit carryforwards for the state of Indiana, each of which is available to reduce taxable income for each of the respective jurisdictions. The federal R&D tax credit carryforward begins to expire in 2038. The state of Indiana R&D tax credit carryforward begins to expire in 2028.
Pursuant of Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes within the meaning of IRC Section 382 are identified as having occurred, the amount of remaining tax attribute carryforwards available to offset future taxable income and income tax expense in future years may be significantly restricted or eliminated. Further, the Company’s deferred tax assets associated with such tax attributes could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382 that has occurred or may occur in the future. Any adjustment to the Company’s tax attributes as a result of an ownership change will result in a corresponding decrease to the valuation allowance recorded against the Company’s deferred tax assets.
NOTE 11 — SUBSEQUENT EVENTS
Management has evaluated subsequent events through the date these financial statements were issued. Other than what is noted below, Management has concluded that no events have incurred that would require recognition or disclosure in the consolidated financial statements and notes.
The Company has entered into forbearance agreements in January 18, 2023 (“January 2023 Forbearance Agreements”) with our convertible note holders in which the holder agreed not to call or otherwise exercise any right in the note prior to January 1, 2024. The January 2023 Forbearance Agreements were amended on April 12, 2023 in which the Company and note holders extended the forbearance date from January 1, 2024 until March 31, 2025.

Shares
F3 PLATFORM BIOLOGICS, INC.
Common Stock

PROSPECTUS

     , 2023
Through and including            , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Capital Market, or Nasdaq, listing fee.
Amount to Be Paid
SEC Registration fee	$	*
Legal fees and expenses	$	*
FINRA filing fee	$	*
Accounting fees and expenses	$	*
Printing expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*
Total	$	*
Item 14.   Indemnification of Directors and Officers
As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, we have adopted provisions in our Amended and Restated Certificate of Incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:
•
any breach of their duty of loyalty to the corporation or the stockholder;

•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•
any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our Amended and Restated Certificate of Incorporation and our Bylaws also provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our Bylaws would permit indemnification. We have secured such insurance.
Item 15.   Recent Sales of Unregistered Securities
None.
Item 16.   Exhibits and Financial Statement Schedules
The exhibits to the Registration Statement are listed in the Exhibit Index below and incorporated by reference herein.

EXHIBIT INDEX
Exhibit Number	Description
1.1	Underwriting Agreement.♦
3.1	Certificate of Incorporation of F3 Platform Biologics, Inc.♦
3.2	Amended and Restated Certificate of Incorporation of F3 Platform Biologics, Inc.♦
3.3	Amended and Restated Bylaws of F3 Platform Biologics, Inc.♦
4.1	Form of Common Stock Certificate.♦
5.1	Opinion of Alston & Bird LLP.♦
10.1	License Agreement by and between the University of Chicago and F3 Platform Biologics, Inc., executed October 23, 2020.♦
10.2	Amended and Restated 2019 Equity Incentive Plan of F3 Platform Biologics, Inc.♦
10.3	2019 Non-Employee Director Compensation Plan of F3 Platform Biologics, Inc.♦
10.4	Asset Purchase Agreement by and between F3 Platform Biologics, Inc. and Asset Recovery Associates, LLC, as assignee of Algaeon, Inc., executed on August 20, 2018.♦
10.5	Form of Scientific Advisory Board Agreement.♦
10.6	Form of Scientific Advisory Board Option Grant Agreement.♦
10.7	Letter Agreement, dated October 31, 2019, by and between F3 Platform Biologics, Inc. and James R. Miller.♦
23.1	Consent of Marcum LLP, Independent Registered Accounting Firm.♦
23.2	Consent of Alston & Bird LLP (to be included in Exhibit 5.1).♦
24.1	Power of Attorney (included on signature page).
107	Filing Fee table.

♦
To be filed by amendment.

Item 17.   Undertakings
(a)   The undersigned registrant hereby undertakes:
1.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(e)
The undersigned registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(i)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
F3 Platform Biologics, Inc.
[ ], 2023	By:	Jonathan E. Peskoff Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan E. Peskoff, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, including any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of his substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of [           ], 2023.
Signature	Title	Date
JONATHAN E. PESKOFF	Chief Executive Officer and Director	[ ], 2023
DANIEL COURCHESNE	Director	[ ], 2023